REDWIRE

2024
ANNUAL
REPORT

DEFEND ABOVE

MISSION + VISION



Our Mission

Redwire is accelerating humanity's expansion into space by delivering reliable, economical, and sustainable infrastructure for future generations.

Our Vision

Decades of flight heritage and innovation of world-class technologies combined with our mission success and focus on customer satisfaction have positioned Redwire as a leader in advancing the future of space infrastructure.



BLUE GHOST MISSION 1 - SHADOW ON THE MOON'S SURFACE CREDIT: FIREFLY AEROSPACE

REDWIRE

WHO WE ARE



HERITAGE + INNOVATION

Redwire is a global leader in mission critical space solutions and high-reliability space infrastructure for the next generation space economy. Our "Heritage plus Innovation" strategy enables us to combine decades of flight heritage with an agile and innovative culture, creating new, innovative technologies that are the building blocks of space infrastructure for government and commercial customers.

Redwire's primary business model is to provide mission critical solutions based on core space infrastructure offerings for government and commercial customers through long-duration projects.

These core offerings include leading technologies and production capability for mission solutions including: avionics, sensors and payloads; power generation; structures and mechanisms; radio frequency ("RF") systems; spacecraft platforms and missions; and microgravity payloads. With decades of proven flight heritage combined with innovative products and culture, Redwire is uniquely positioned to assist our

customers in solving the complex challenges of future space missions and industries. Redwire has three primary areas of focus that form our business: (1) Enabling space mission providers, such as government agencies and large prime contractors, with a broad portfolio of space defense and civil infrastructure, systems, subsystems, and components; (2) Providing the infrastructure and technology needed for people to explore, live and work in space; and (3) Assisting international spacefaring allies in the development of organic space capabilities.

REDWIRE BY THE NUMBERS*

200+
Spaceflight missions with RDW hardware

100+
Customers executed for during 2024

5
Spacecraft platforms across orbits

393,000
SqFt of facility space

~750
Redwire team members globally

17
Locations across U.S. and Europe

$304.1M
Revenues

$296.7M**
Contracted backlog

10
Number of M&A transactions since FY2020

* As of December 31, 2024.
**Contracted Backlog, a key business measure, is not a measure of results under generally accepted accounting principles in the United States. See Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the accompanying Annual Report on Form 10-K, for additional information.

LETTER FROM CHAIRMAN & CEO PETER CANNITO



Peter Cannito

Chairman, Chief Executive Officer and President

Dear Shareholders,

2024 was a transformational year for Redwire as we moved up the value chain from subsystems and components to full space missions with five new spacecraft platforms. As a result of this strategy, we enter 2025 with a solid foundation and numerous opportunities for rapid growth.

Redwire is a global leader in mission critical space solutions and high-reliability space infrastructure for the next generation space economy. Our "Heritage plus Innovation" strategy enables us to combine decades of flight heritage with an agile and innovative culture creating new, innovative technologies that are the building blocks of space infrastructure for government and commercial customers.

During 2024, Redwire continued to provide critical "picks and shovels" as a trusted supplier of space subsystems and components to some of the most remarkable missions of the year. This positioning provided resiliency and stability in an otherwise volatile emerging market. In addition, we also effectively moved up the value chain from trusted supplier to strategic platform provider with the introduction of five spacecraft platforms serving the US and international markets, notably completing our tenth acquisition of Hera Systems as part of our platform development strategy.

These strategic moves led to significant revenue growth of 24.7% on a year-over-year basis, with $304.1 million versus $243.8 million for full year 2023. Additionally, as a platform provider we now have larger opportunities to pursue which is reflected in $4.1 billion in year-to-date submitted bids as of December 31, 2024. We ended the year with momentum with $3.0 million of Free Cash Flow[(1)] in the fourth quarter of 2024 and $64.1 million in total liquidity[(2)] as of December 31, 2024.

In 2025, we are expanding our platform strategy into multiple domains, both uncrewed aerial systems (UAS) and autonomous spacecraft, with enhanced focus on the national security market. Most notably, we announced our acquisition of Edge Autonomy, which adds two airborne platforms to our impressive portfolio of five multi-orbit spacecraft. We believe these strategic moves uniquely position us in two of the fastest growing sectors of the defense and national security market.

Our 2025 growth strategy focuses on five principles:

+ Providing the "picks and shovels" of space which provides a solid foundation for growth
+ Delivering multi-domain platforms which provide larger contracts and high growth opportunities
+ Exploring the Moon, Mars & beyond, as the new space race begins
+ Advancing venture optionality with transformative technology that can lead to break-out growth
+ Executing accretive M&A that increases enterprise value

We have started to see examples of early successes as we execute against these key areas. For instance, Redwire enters 2025 with strong momentum as we look to close the Edge Autonomy acquisition during the second quarter.

2024 was a transformational year for Redwire that has positioned us well for 2025. Thank you to all the Redwire professionals, our customers, and our investors for their contributions to our results during 2024 – a truly global effort. We look forward to another remarkable year for growth in 2025!

Go Redwire!



Peter Cannito

(1) A Free Cash Flow is not a measure of results under generally accepted accounting principles in the United States. See Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the accompanying Annual Report on Form 10-K for additional information. **(2)** Total liquidity of $64.1 million as of December 31, 2024 is comprised of $33.7 million in cash and cash equivalents, $15.0 million in available borrowings from our existing credit facilities, and $15.4 million in restricted cash which includes $7.8 million of proceeds received from third-parties that is refundable except in certain limited circumstances. Restricted cash consists of a cash-collateralized standby letter of credit for a submitted proposal.



SPACECRAFT PLATFORMS
FROM VLEO TO GEO

VLEO — SABRESAT
PHANTOM
LEO — HAMMERHEAD
THRESHER
GEO/MEO — MAKO

FORWARD-LOOKING STATEMENTS

Readers are cautioned that the statements contained in this 2024 Annual Report regarding expectations of our performance or other matters that may affect our business, results of operations, or financial condition are "forward-looking statements" as defined by the "safe harbor" provisions in the Private Securities Litigation Reform Act of 1995. Such statements are made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included or incorporated in this 2024 Annual Report, including statements regarding our strategy, financial position, guidance, funding for continued operations, cash reserves, liquidity, projected costs, plans, projects, awards and contracts, and objectives of management, among others, are forward looking statements. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "continued," "project," "plan," "goals," "opportunity," "appeal," "estimate," "potential," "predict," "demonstrates," "may," "will," "might," "could," "intend," "shall," "possible," "would," "approximately," "likely," "outlook," "forecasts," "trends," "schedule," "on track," "poised," "pipeline," and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements, but the absence of these words does not mean that a statement is not forward looking. These forward-looking statements are not guarantees of future performance, conditions or results. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond our control.

These factors and circumstances include, but are not limited to: (1) risks associated with the continued economic uncertainty, including high inflation, tariffs, supply chain challenges, labor shortages, high interest rates, foreign currency exchange volatility, concerns of economic slowdown or recession and reduced spending or suspension of investment in new or enhanced projects; (2) the failure of financial institutions or transactional counterparties; (3) the Company's limited operating history and history of losses to date; (4) the inability to successfully integrate recently completed and future acquisitions; (5) the development and continued refinement of many of the Company's proprietary technologies, products and service offerings; (6) competition with new or existing companies; (7) the possibility that the Company's expectations and assumptions relating to future results may prove incorrect; (8) adverse publicity stemming from any incident or perceived risk involving Redwire or our competitors; (9) unsatisfactory performance of our products resulting from challenges in the space environment, extreme space weather events, or otherwise; (10) the emerging nature of the market for in-space infrastructure services; (11) inability to realize benefits from new offerings or the application of our technologies; (12) the inability to convert orders in backlog into revenue;

(13) our dependence on U.S. government contracts, which are only partially funded and subject to immediate termination; (14) the fact that we are subject to stringent U.S. economic sanctions, and trade control laws and regulations; (15) the need for substantial additional funding to finance our operations, which may not be available when we need it, on acceptable terms or at all; (16) the fact that the issuance and sale of shares of our Series A Convertible Preferred Stock has reduced the relative voting power of holders of our common stock and diluted the ownership of holders of our capital stock; (17) AE Industrial Partners and Bain Capital have significant influence over us, which could limit your ability to influence the outcome of key transactions; (18) provisions in our Certificate of Designation with respect to our Series A Convertible Preferred Stock may delay or prevent our acquisition by a third party, which could also reduce the market price of our capital stock; (19) our Series A Convertible Preferred Stock has rights, preferences and privileges that are not held by, and are preferential to, the rights of holders of our other outstanding capital stock; (20) there may be sales of a substantial amount of our common stock by our current stockholders, and these sales could cause the price of our common stock and warrants to fall; (21) the impact of the issuance of the Series A Convertible Preferred Stock on the price and market for our common stock; (22) the trading price of our common stock and warrants is and may continue to be volatile; (23) risks related to short sellers of our common stock; (24) our management team's limited experience operating a public Company; (25) inability to report our financial condition or results of operations accurately or timely as a result of identified material weaknesses in internal control over financial reporting; (26) risks related to our proposed business combination with Edge Autonomy; and (27) other risks and uncertainties described in our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and those indicated from time to time in other documents filed or to be filed with the SEC by the Company.

The forward-looking statements contained in this 2024 Annual Report are based on our current expectations and beliefs concerning future developments and their potential effects on us. If underlying assumptions to forward-looking statements prove inaccurate, or if known or unknown risks or uncertainties materialize, actual results could vary materially from those anticipated, estimated, or projected. The forward-looking statements contained in this 2024 Annual Report are made as of the date of this 2024 Annual Report, and the Company disclaims any intention or obligation, other than imposed by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Persons reading this 2024 Annual Report are cautioned not to place undue reliance on forward-looking statements.

EXECUTED ON 2024 GROWTH STRATEGIES...



IMAGE COURTESY OF INTUITIVE MACHINES

PROTECTED THE CORE BY DELIVERING

186 Sensors

during 2024, including sun sensors, star trackers and cameras.

Redwire's camera technology leverages decades of flight heritage to deliver proven space domain awareness capability for civil, commercial, and national security space mission applications. Redwire's cameras were used onboard NASA's Artemis I mission and have supported other NASA CLPS missions.



IMAGE COURTESY OF
SPACE INSPIRE THALES ALENIA SPACE/E.BRIOT

SCALED PRODUCTION WITH A 23.8% INCREASE IN ROSA WINGS UNDER CONTRACT YEAR-OVER-YEAR TO

26 Arrays

as of December 31, 2024.

Redwire's ROSA technology has an impressive track record of reliability and successful on-orbit performance for a wide range of civil and commercial missions including the International Space Station, NASA's Double Asteroid Redirection Test mission, and the Maxar-built Power and Propulsion Element for the Artemis Lunar Gateway.



MOVED UP THE VALUE CHAIN WITH OUR ACQUISITION OF HERA SYSTEMS AND THE INTRODUCTION OF

5 Spacecraft

platforms across orbits.

During 2024, In order to be better positioned for scalability and growth, Redwire effectively moved up the value chain from trusted supplier to strategic platform provider with the introduction of five spacecraft platforms across multiple orbits serving the US and international markets: SabreSat and Phantom for VLEO, Thresher and Hammerhead for LEO, and Mako for MEO/GEO.



IMAGE COURTESY OF REDWIRE



IMAGE COURTESY OF REDWIRE

FURTHERED VENTURE OPTIONALITY STRATEGY BY LAUNCHING

27 PIL-BOXes

for partners during 2024, including Eli Lilly, Bristol Myers Squibb and ExesaLibero Pharma.

Redwire is continuing to leverage the PIL-BOX platform to pursue breakthrough developments on advanced technologies that could create new markets with game-changing potential. Previous PIL-BOX investigations have focused on various crystal molecules for treatments of cardiovascular disease, obesity, and diabetes.

...WHILE DELIVERING FOR OUR STAKEHOLDERS



IMAGE COURTESY OF MAXAR SPACE SYSTEMS

REDWIRE EXECUTED FOR MORE THAN

100 Customers

during 2024, with 85%+ of revenues from Government and Marquee customers.

Looking at revenue by customer group, during 2024, $138.5M or 45.5% were from Commercial and other, $88.8M or 29.2% were from Civil space, and $76.8M or 25.3% were from National Security.



IMAGE COURTESY OF NASA

MORE THAN 70 REDWIRE PRODUCTS AND SOLUTIONS WERE INCLUDED ON

15 Launches

throughout 2024 that were announced.

Our core space infrastructure offerings include a broad array of modern products and services, which have been enabling space missions since the 1960s and have been flight-proven on over 200 spaceflight missions, including missions such as the National Aeronautics and Space Administration's ("NASA") Artemis, New Horizons and Perseverance programs, the Space Force's GPS, and the European Space Agency's ("ESA") Project for On-Board Autonomy ("PROBA") programs.




IMAGE COURTESY OF HAYES COMMERCIAL GROUP

EXPANDED FOOTPRINT ACROSS THE GLOBE, WITH
+3 Facilities
two in California and one in Poland.

Our headquarters is located in Jacksonville, Florida, in proximity to major NASA and other space offices and operations. In North America we have four facilities in California and Colorado, respectively, two facilities in Florida, and one facility in Indiana, Massachusetts, New Mexico and Virginia, respectively. In Europe, we have one facility in Luxembourg, Belgium and Poland, respectively. Each of these facilities is strategically located near major national security or civil space community facilities, key customer facilities, commercial space centers and/or prestigious engineering talent pools.


IMAGE COURTESY OF ESA

ROBUST REVENUE GROWTH OF
+24.7%
year-over-year to a record $304.1M in 2024.

FINANCIAL HIGHLIGHTS

Revenues
Amounts in millions (M)



$243.8M — 2023
$304.1M — 2024

Continued Pipeline and Backlog Development
Demonstrating the Heritage + Innovation Differentiation



~$7.1B	**~$4.1B**
Pipeline as of December 31, 2024	FY2024 submitted bids as of December 31, 2024
$229.8M	**0.76x**
FY2024 Contract Awards	FY2024 Book-to-Bill[1]

$373M — 2023
$297M — 2024

Contracted Backlog[1]

(1) Contracted Backlog and Book-to-bill, key business measures, are not measures of results under generally accepted accounting principles in the United States. See Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the accompanying Annual Report on Form 10-K, for additional information.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to
Commission file number 001-39733



Redwire Corporation
(Exact name of registrant as specified in its charter)

Delaware	88-1818410
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
8226 Philips Highway, Suite 101 **Jacksonville, Florida**	**32256**
(Address of Principal Executive Offices)	(Zip Code)

(650) 701-7722
Registrant's telephone number, including area code
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	RDW	New York Stock Exchange
Warrants, each to purchase one share of Common Stock	RDW WS	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant 13(a) of the Exchange Act.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report.

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes No

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2024 was approximately $72.1 million based on the closing price of $7.17 for the shares of the registrant's common stock, as reported by the New York Stock Exchange. The determination of affiliate status is not necessarily a conclusive determination for other purposes.

The registrant had outstanding 75,573,294 shares of common stock as of March 7, 2025.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information in the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission relating to the registrant's 2025 Annual Meeting of Shareholders is incorporated by reference into Part III of this Annual Report on Form 10-K.

REDWIRE CORPORATION

Annual Report on Form 10-K

December 31, 2024

Table of Contents

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PART I

Each of the terms the "Company," "Redwire," "we," "our," "us" and similar terms used herein refer collectively to Redwire Corporation, a Delaware corporation, and its consolidated subsidiaries, unless otherwise stated.

NOTE ABOUT FORWARD LOOKING-STATEMENTS

This Annual Report on Form 10-K contains statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 concerning us and other matters. Words such as "will," "expect," "anticipate," "intend," "may," "could," "should," "plan," "project," "forecast," "believe," "estimate," "outlook," "trends," "goals," "contemplate," "continue," "might," "possible," "potential," "predict," "would" and similar expressions generally identify these forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, among other things, statements relating to our future financial condition, results of operations and/or cash flows, and our projects and related timelines. Forward-looking statements are based upon assumptions, expectations, plans and projections that we believe to be reasonable when made, but which may change over time. These statements are not guarantees of future performance and inherently involve a wide range of risks and uncertainties that are difficult to predict. Specific risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements include, but are not limited to, those identified in this Annual Report on Form 10-K, particularly in Part I, Item 1A. "Risk Factors," and Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations," and other important factors disclosed from time to time in our other filings with the Securities and Exchange Commission ("SEC").

Undue reliance should not be placed on these forward-looking statements. The forward-looking statements contained in this Annual Report on Form 10-K are based on current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

WEBSITE AND SOCIAL MEDIA DISCLOSURE

We use our website (www.redwirespace.com) and our corporate Facebook, X, LinkedIn, and Instagram accounts as channels of distribution of Company information. The information we post through these channels may be deemed material. Accordingly, investors should monitor these channels, in addition to following our press releases, SEC filings and public conference calls and webcasts. The contents of our website and social media channels are not, however, a part of this report.

TRADEMARKS

We own or have the rights to use various trademarks referred to in this Annual Report on Form 10-K and their respective logos. Solely for convenience, we may refer to trademarks in this Annual Report on Form 10-K without the TM and ® symbols. Such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted by law, our rights to our trademarks. Other trademarks appearing in this Annual Report on Form 10-K are the property of their respective owners.

MARKET AND INDUSTRY INFORMATION

Market data used throughout this Annual Report on Form 10-K is based on management's knowledge of the industry and the good faith estimates of management. All of management's estimates presented herein are based on industry sources, including analyst reports and management's knowledge. We also relied, to the extent available, upon management's review of independent industry surveys and publications prepared by a number of sources and other publicly available information. We are responsible for all of the disclosure in this Annual Report on Form 10-K and while we believe that each of the publications, studies and surveys used throughout this Annual Report on Form 10-K are prepared by reputable sources, we have not independently verified market and industry data from third-party sources.

All of the market data used in this Annual Report on Form 10-K involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the estimated market position, market opportunity and market size information included in this Annual Report on Form 10-K is generally reliable, such information, which in part is derived from management's estimates and beliefs, is inherently uncertain and imprecise and has not been verified by any independent source. Projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Item 1A Risk Factors" of Part I of this Annual Report on Form 10-K and elsewhere in this Annual Report on Form 10-K. These and other factors could cause results to differ materially from those expressed in our estimates and beliefs and in the estimates prepared by independent parties. See "Note About Forward-Looking Statements" above.

<u>**Item 1. Business**</u>

General

Redwire is a global leader in mission critical space solutions and high-reliability space infrastructure for the next generation space economy. Our "Heritage plus Innovation" strategy enables us to combine decades of flight heritage with an agile and innovative culture creating new, innovative technologies that are the building blocks of space infrastructure for government and commercial customers.

Redwire's primary business model is to provide mission critical solutions based on core space infrastructure offerings for government and commercial customers through long-duration projects. These core offerings include leading technologies and production capability for mission solutions including: avionics, sensors and payloads; power generation; structures and mechanisms; radio frequency ("RF") systems; spacecraft platforms and missions; and microgravity payloads. A majority of our projects result in funded technology development and as a result, we benefit from continuous innovation aligned to our three primary focus areas as described below.

Our mission is to accelerate humanity's expansion into space by delivering reliable, economical and sustainable infrastructure for future generations. With decades of proven flight heritage combined with innovative products and culture, Redwire is uniquely positioned to assist our customers in solving the complex challenges of future space missions and industries. Redwire has three primary areas of focus that form our business:

    (1) Enabling space mission providers, such as government agencies and large prime contractors, with a broad portfolio of space defense and civil infrastructure, systems, subsystems, and components;

    (2) Providing the infrastructure and technology needed for people to explore, live and work in space; and

    (3) Assisting international spacefaring allies in the development of organic space capabilities.

With our core space infrastructure offerings, Redwire is a leading innovator in space infrastructure, enabling space mission providers with the foundational building blocks and integrated solutions needed for complex space missions. Redwire is developing critical space infrastructure that is impacting our terrestrial economy in areas, such as national security, global defense, telecommunications, navigation and timing, and Earth observation.

Our core space infrastructure offerings include a broad array of modern products and services, which have been enabling space missions since the 1960s and have been flight-proven on over 200 spaceflight missions, including missions such as the National Aeronautics and Space Administration's ("NASA") Artemis, New Horizons and Perseverance programs, the Space Force's GPS, and the European Space Agency's ("ESA") Project for On-Board Autonomy ("PROBA") programs. We are also a provider of innovative technologies with the potential to help transform the economics of space and create new markets for its exploration and commercialization.

Redwire's broad portfolio of core offerings, plus our domestic and international reach, allows us to participate in national security, civil, and commercial space markets globally. With the increasing importance of space for national security and economic development, international spacefaring allies' demand for the products and services of a provider like Redwire may increase as they seek to develop their organic space capabilities. We have a unique portfolio of highly synergistic and complementary core space infrastructure offerings that significantly enhance our access to addressable markets in Europe and the rest of the world. For a discussion of risks associated with our operations, refer to Item 1A. "Risk Factors."

History

Redwire was founded in 2020 by private equity firm AE Industrial Partners Fund II, LP ("AEI"), but the heritage of the various businesses that were brought together to form Redwire stretches back decades.

The Company has grown organically while also continuing to integrate several acquisitions from a fragmented landscape of space-focused technology companies with innovative capabilities and deep flight heritage. Strategic acquisitions that augment our core space infrastructure offerings are a key part of our growth strategy. We have completed ten acquisitions since March 2020, which collectively have provided us with a broad portfolio of complementary technologies and solutions to serve our target markets and customers. These acquisitions include:

•   *2020* – Acquired Redwire Space Components, LLC (f/k/a Adcole Space, LLC), Redwire Space Sensors, Inc. (f/k/a Deep Space Systems, Inc.), In Space Group, Inc. and its subsidiaries, Redwire Space, Inc. (f/k/a Made In Space, Inc.) and Made in Space Europe S.a.r.l (collectively "MIS"), Redwire Space Solutions, LLC (f/k/a Roccor, LLC), and LoadPath, LLC.

,

- *2021* – Acquired Oakman Aerospace, LLC, Redwire Space Enterprises, Inc. (f/k/a Deployable Space Systems, Inc.), and Redwire Space Technologies, Inc. (f/k/a Techshot, Inc.).

- *2022* – Acquired Redwire Space NV (f/k/a Qinetiq Space NV), ("Space NV").

- *2024* – Acquired Hera Systems, Inc. ("Hera Systems") and formed Redwire Poland sp. z.o.o.

On September 2, 2021, the Merger (the "Merger") with Genesis Park Acquisition Corp. ("GPAC") was consummated pursuant to the Agreement and Plan of Merger (the "Merger Agreement") dated March 25, 2021 by and among GPAC, Shepard Merger Sub Corporation ("Merger Sub"), a Delaware corporation and direct, wholly-owned subsidiary of GPAC, Cosmos Intermediate, LLC and Redwire, LLC ("Holdings").

Pursuant to the Merger Agreement, the parties completed a business combination transaction by which, (i) GPAC domesticated as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law and the Companies Act of the Cayman Islands (the "Domestication"), (ii) Merger Sub merged with and into Cosmos, with Cosmos being the surviving entity in the merger (the "First Merger"), and (iii) immediately following the First Merger, Cosmos merged with and into GPAC, with GPAC being the surviving entity in the merger (the "Second Merger" and, together with the First Merger, the "Mergers" or the "Merger" and, together with the other transactions contemplated by the Merger Agreement, the "Transactions"). In this Annual Report on Form 10-K, we refer to the Domestication and the Transactions, collectively, as the "Merger".

Upon the closing of the Merger, GPAC was renamed Redwire Corporation. The Merger was accounted for as a reverse recapitalization in which GPAC is treated as the acquired company. A reverse recapitalization does not result in a new basis of accounting, and the consolidated financial statements of the combined entity represent the continuation of the consolidated financial statements of the Company in many respects. MIS (a wholly-owned subsidiary of Holdings) was deemed the accounting predecessor and the combined entity is the successor SEC registrant, Redwire Corporation.

From time to time, the Company will acquire or dispose of businesses and realign contracts, programs or businesses among and within our organization. These realignments are typically designed to leverage existing capabilities more fully and to enhance efficient development and delivery of our core space infrastructure offerings. As of December 31, 2024, the Company operated in one operating segment and one reportable segment: space infrastructure. Refer to Note B – Summary of Significant Accounting Policies and Note W – Segment Reporting of the accompanying notes to the consolidated financial statements for additional information regarding this conclusion.

Business Strategy

With decades of flight heritage combined with the agile and innovative culture of a commercial space platform, we are uniquely positioned to assist our customers in solving the complex challenges of future space missions. Our technology innovation is centered on the following core space infrastructure offerings:

- Avionics, Sensors and Payloads;

- Power Generation;

- Structures and Mechanisms;

- RF Systems;

- Spacecraft Platforms and Missions; and

- Microgravity Payloads.

These core space infrastructure offerings have broad utility to nearly all space markets and many space assets that are being developed by national security space customers, civil space agencies and commercial companies globally. Our technology depth and customer base positions Redwire in multiple space markets which provides a strategic advantage by reducing the potential impact of disruptions stemming from any one market, customer or technology.

Redwire's strategy to accelerate growth includes bundled sales and increased levels of offering integrations, such as systems, payloads, spacecraft and full satellite mission solutions. Our strategy also includes strategic acquisitions to complement and expand the Company's technologies and core space infrastructure offerings. Our scale, reputation for quality and relationships allow us to be agile and innovative in our approach to pursuing growth through business models, partnerships and acquisitions.

Products and Solutions

Avionics, Sensors and Payloads

Satellites that go into orbit generally require sensors and avionics systems. Redwire has developed advanced capabilities in these critical subsectors of the space supply chain with more than 50 years of heritage in manufacturing space-qualified sensors. We provide a variety of space-qualified sensors and advanced avionics systems. We specialize in core avionics, such as scalable power distribution and on-board computing capabilities, with an emphasis on reliability, quality, and radiation hardness. These specialized avionics and sensors can be applied across multiple space environments, including Low Earth Orbit ("LEO"), Geostationary Orbit ("GEO"), Cis-lunar and deep space missions.

Redwire provides a comprehensive range of sensors, including star trackers and sun sensors, which are critical for accurate navigation and control of spacecraft. These sensors leverage advanced algorithms for precise mapping of star positions relative to spacecraft, an essential element in modern space navigation. We also provide camera systems, which are designed for various space applications, demonstrating our commitment to innovation and quality. These systems, capable of withstanding extreme space conditions, serve a wide range of clients across civil, national security, and commercial space sectors. Redwire's involvement in significant manned and robotic space exploration initiatives underscores our role as a prominent industry player and contributor to advancements in the field.

Redwire, in partnership with Lockheed Martin, is providing the Orion Camera System for the Artemis program. As the "eyes" of Orion, the Orion Camera System enables advanced vehicle imaging capability for Orion and the Artemis program. We are also providing core equipment such as on-board computers for ESA's Hera and Comet Interceptor projects. Hera will perform a detailed post-impact survey of the target asteroid, Dimorphos, now that NASA's Double Asteroid Redirection Test ("DART") mission has impacted the moonlet and the Comet Interceptor will be comprised of three spacecraft to perform simultaneous observations from multiple points around a comet, creating a 3D profile of a 'dynamically new' object that contains unprocessed material surviving from the dawn of the Solar System.

Spacecraft payloads are the sensors, support systems and processing that provide value to the end user of the satellite. Redwire is engaged in payloads for infrared imaging, space situational awareness and position timing and navigation ("PNT").

- *Infrared Payloads:* Infrared payloads are utilized to identify thermal signatures from space. Redwire is developing an infrared payload to address requirements for the Space Development Agency's ("SDA") Proliferating Warfighter Satellite System to identify and track missiles.

- *Space Situational Awareness Payloads:* Space situational awareness payloads are those that are used to understand the surrounding space environment to maintain freedom of operation for spacecraft or to sense unexpected satellite activity. Redwire is developing space situational awareness payloads that operate in the RF and optical spectrum, including onboard computing and autonomous image recognition algorithms to positively identify objects from weak or distant signals.

- *Position Timing and Navigation ("PNT") Payloads:* PNT information is critical to all United States ("U.S.") infrastructure and is depended on by governments, businesses and individuals continuously. These services are provided by the U.S. Global Positioning System ("GPS") constellation and the European Union's Global Navigation Satellite System ("GNSS") constellation. Increasingly, sovereign nations are seeking alternative PNT ("Alt PNT") solutions that can be relied upon as backup solutions in the event of disruption from GPS or GNSS. Redwire is engaged in the development of Alt PNT payloads for nascent proliferated U.S. Department of Defense ("DoD") LEO constellations, as well as to augment traditional GPS in Medium Earth Orbit ("MEO").

Power Generation

Power generation is critical for space endeavors. Redwire offers a variety of solar array solutions for spacecraft spanning the spectrum of size, power needs, and orbital location. We possess proprietary technologies, technical know-how, and the facilities to design, build, and deliver competitive power generation solutions tailored to customer need. Our patented and award-winning Roll-Out Solar Array ("ROSA") technology features an innovative "roll-out" design that uses composite booms to serve as both the primary structural elements and the deployment actuator, and a modular photovoltaic blanket assembly that can be configured into a variety of solar array architectures. When configured for launch, ROSA stows into a compact cylindrical volume yielding efficient space utilization. The unique ROSA stowed configuration allows extremely large solar arrays to be stowed compactly within launch vehicles.

Redwire has completed over 5 successful power generation system deployments on flight missions in LEO, GEO, and deep space. These missions included our power generation hardware on the International Space Station ("ISS"), NASA's Imaging X-ray Polarimetry Explorer ("IXPE") mission, and NASA's DART mission.

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Structures and Mechanisms

Spacecraft requires lightweight rigid and strong structures to support various internal and external components and sensors. These structures and mechanisms are often required to deploy a payload, such as an antenna, science instrument or camera to a precise position to complete the mission. Redwire provides a variety of deployable space structure offerings to help meet our customers' mission requirements, including high strain composite booms, coilable booms, truss structures, telescope baffles and deployable booms to position sensors or solar arrays away from the spacecraft. Deployable structures allow satellites to expand on-orbit to maximize its payloads ability to perform the mission.

Redwire produces constellation dispenser systems that consist of payload adapters, the integrated structural systems that support multiple satellites of different sizes across multiple launch vehicle platforms, and separation systems that deploy or dispense satellites off the launch vehicle. Our payload interface solutions are tailored to launch vehicle/payload requirements to achieve optimal performance, and efficient allocation of mass to support on-orbit function rather than launch vehicle interfaces. We also support missions by providing mechanical ground support equipment, assist with payload and launch vehicle integration, environmental testing and analysis services, and thermal control.

Redwire's payload adapter solutions are based on heritage products that have flown over multiple decades, and have delivered over 300 pieces of flight hardware over the last 7 years. Additionally, to overcome limitations of conventional spacecraft docking systems, Redwire has developed an International Berthing and Docking Mechanism ("IBDM"), which is a highly versatile, resilient, high performance, and low impact berthing and docking solution. The IBDM is fully computer-controlled and designed for use with both large mass and lightweight spacecraft. Our IBDM is fully aligned with the international docking system standard and can be used for autonomous docking of crewed vehicles, cargo vehicles station modules as well as resource transfer through automated umbilical mating.

RF Systems

Radio frequency communications systems are used as a primary payload, such as a link in a communications chain; to offload data to ground from other key sensor payloads; a primary sensor by sensing the emissions from other users; or as a secondary payload in order to transmit and receive key spacecraft telemetry and control signals. These systems support a variety of satellite applications, including encrypted tactical communications, signal detection and positioning. We have also invested in a RF testing capability that was custom tailored to the specific needs of small satellite communications and sensor payloads in proliferated LEO.

Redwire has developed antennas, compatible with the Link-16 data link network used by the North Atlantic Treaty Organization ("NATO") members and other nations, which can be used to facilitate the exchange of jam-resistant, encrypted tactical data from space in near-real time between military aircraft, ships and ground forces. These antennas are also being used for the first generation of a national security satellite constellation in LEO. Our Link-16 antenna successfully demonstrated the first-ever transmission of a Link-16 signal from space to ground. Our Link-16 antenna, among others, are critical to U.S. commercial and defense applications with special niche applications focused on serving environments that have historically been difficult to close beyond line-of-sight links.

Spacecraft Platforms and Missions

Digital engineering facilitates the modeling and simulation of prospective space architectures to support trade analysis, operational concepts, and testing. Redwire leverages high-fidelity digital engineering tools and model-based systems engineering to produce end-to-end virtual environments that decrease cost, increase speed to market, and enable mission optimization. Redwire has a proprietary enterprise software suite that enables digital engineering and generation of high-fidelity, interactive modeling and simulations of individual components, entire spacecraft and full constellations in a cloud-based environment. Our software supports mission assessments and design of new missions such as operation in Very Low Earth Obits ("VLEO") and dynamic space operations in GEO.

Redwire provides five lines of spacecraft tailored to mission and orbit requirements including, VLEO, LEO, MEO, GEO and beyond GEO ("X-GEO"). Redwire's U.S. Sabersat and the EU's Phantom spacecraft are being developed for VLEO to create capability in this less congested orbit where proximity to Earth provides imaging and low latency advantages. Redwire is the prime mission integrator on the Defense Advanced Research Projects Agency's ("DARPA") Otter program in the U.S. The Otter program includes the development of a revolutionary air-breathing satellite system and will demonstrate the use of novel electric propulsion in VLEO. Redwire's operations in the EU are performing on ESA's Skimsat program to develop this technology.

Redwire also provides the EU based LEO Hammerhead, a small satellite platform which is capable of supporting payloads up to 70 kg and targets spacecraft mass less than 200 kg, making it compatible with typical shared launch opportunities and small satellite launchers. The Hammerhead platform is an evolution of the PROBA platform, which has acquired extensive flight heritage, accumulating more than 25 years in orbit without failure on any of the launched satellites. We are leading small satellite pioneering research missions like PROBA-1 and PROBA-3, ESA's small satellite with fully autonomous capabilities and PROBA-V, ESA's

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operational Earth observation mission based on a small satellite. The PROBA-3 small satellites demonstrate precision formation flying, a foundational building block to the advancement of space based sensors and measurements.

Redwire's U.S. based spacecraft platforms, Thresher (operating in LEO) and Mako (operating in MEO and GEO), are developed for challenging missions that address dynamic space operations where maneuverability, precision accuracy, and autonomous operation are important. Mako is designed for high precision rendezvous proximity operations ("RPO"), docking, and in-space refueling. It has the capability to support dynamic space operations and the adaptability to host a variety of mission payloads. Additionally, Mako serves space situational awareness and scientific missions at GEO and X-GEO orbits. Thresher is also highly maneuverable and is designed for rapid response, having demonstrated the capability to deliver within one year after contract award.

Microgravity Payloads

Microgravity provides unique conditions for scientific exploration which cannot be replicated on Earth. Redwire's microgravity payloads are enabling next-generation capabilities and services which includes space-based biotechnology applications, plant and animal science, in-space additive manufacturing, in-space advanced material manufacturing and support of human exploration and habitation.

The microgravity environment enables certain products and materials to be manufactured with space-enhanced properties that are not comparable to products manufactured on Earth. These products and materials include the production of pharmaceutical seed crystals used for drug development processes as pharmaceutical companies look to deliver new, optimized treatments for patients on Earth. The Redwire Pharmaceutical In-space Laboratory – Bio-crystal Optimization eXperiment ("PIL-BOX") payload offers pharmaceutical companies and researchers access to leverage the microgravity environment to grow crystals of protein-based pharmaceuticals and other key molecules. Redwire has launched 28 PIL-BOXes for our partners, including, but not limited to, Bristol Myers Squibb, Eli Lilly, and ExesaLibero Pharma.

Redwire's in-space biotechnology manufacturing includes the in-space bioprinting of biostructures and tissues. Redwire has successfully 3D printed a meniscus in space with its BioFabrication Facility ("BFF") aboard the ISS. Other Redwire biotechnologies beneficial to regenerative medicine include the company's Advanced Space Experiment Processor, which, along with the BFF, can manufacture small tissue samples in space called organoids, which are utilized by pharmaceutical companies to test the safety and efficacy of novel drugs.

Redwire created a commercial manufacturing platform to operate in LEO, the Additive Manufacturing Facility ("AMF"). AMF was developed based on a desire for on-demand local manufacturing and has already printed over 200 objects in space. Redwire is currently building an in-space 3D printer, FabLab, capable of manufacturing electronics and equipment of myriad materials, including aerospace-grade titanium. In support of NASA's Artemis program, we are also engaged in lunar research related to communications and navigation solutions as well as in-situ resource utilization. Redwire is developing Mason, which seeks to build critical infrastructure on the surface of the Moon, including shielding structures (e.g., berms), landing pads, roads, and foundations for habitats. These developments aim to aid in establishing long-term infrastructure to sustain humans on the moon.

Backlog

We view growth in backlog as a key measure of our business growth. As of December 31, 2024, our total contracted backlog was $296.7 million. Contracted backlog represents the estimated dollar value of firm funded executed contracts for which work has not been performed (also known as the remaining performance obligations on a contract). For further information, refer to "Backlog" in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Seasonality

No material portion of our business is considered to be seasonal. Various factors can affect the distribution of our revenue between accounting periods, including the timing of contract awards and the timing and availability of customer funding, as well as the timing of product deliveries and customer acceptance.

Customers and Strategic Partnerships / Relationships

Our core space infrastructure offerings are designed to meet the needs of a wide variety of public and private entities operating in space. We have formalized contracts and strategic partnerships with numerous customers, and we plan to continue pursuing additional agreements and partnerships.

National Security Community Relationships

We supply a wide variety of technologies included in our core space infrastructure offerings supporting the U.S. and allied countries' national security objectives in space. As space becomes an increasingly contested domain and near peer threats continue to emerge,

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the U.S. and other nations have articulated a need for significant investment in both improving the resiliency of existing space assets and the deployment of new, next-generation capabilities.

Redwire preforms either directly or through large prime contractors for many U.S. national security agencies, including but not limited to, the U.S. Air Force, U.S. Space Force, DARPA and the National Reconnaissance Office ("NRO"). An increasing number of these projects are focused on high volume delivery of products to meet the need for space asset proliferation. These relationships are characterized and maintained by mission success as measured by on-orbit performance and project delivery performance requirements and schedule.

Civil Space Community Relationships

Projects for these customers are typically meant to gather data for the public's use, advance research objectives, further the exploration and utilization of space, and/or develop new scientific and commercial applications and uses of the space domain. Contracts are primarily fielded by governmental entities that are not funded by defense budgets. Many of these contracts will have a research and demonstration phase which may later convert to full-scale production contracts or commercial opportunities.

Redwire performs either directly or through large prime contractors for many civil agencies, including but not limited to NASA, ESA and other ESA member nation agencies. As a result of these relationships, we participate in numerous large, high-profile contracts, such as the Artemis program, where Redwire is contracted to provide the Solar Arrays for the Lunar Orbiting Power and Propulsion Element. When deployed, these solar arrays will be one of the largest ever built. Redwire has participated in ESA's small satellite missions, such as PROBA-1, PROBA-3 and PROBA-V. We have provided services and products supporting a number of other NASA and ESA missions, including solar arrays and navigation equipment for NASA's recent DART mission, on-board computers for ESA's Hera and Comet Interceptor missions, sun sensors and star trackers for exploration missions like NASA's Perseverance, thermal control solutions for technology demonstrators, and camera systems for upcoming human spaceflight missions. There are currently eleven active payload facilities built by Redwire on the ISS as of December 31, 2024.

Commercial Community Relationships

Through our numerous strategic partnerships with large and high-profile commercial customers, we believe that our core space infrastructure offerings are enabling the commercialization of LEO and potentially beyond. We deliver commercial capabilities to various commercial space companies and satellite manufacturers. Our broad and innovative technology portfolio of core offerings enables us to be a natural fit as a supply chain partner with components, systems and payloads. We view the commercial market opportunity as one with significant growth possibilities as launch costs continue to decrease, making industrial and other commercial pursuits increasingly viable.

Customer Concentration

Refer to Note Q – Revenues of the accompanying notes to the consolidated financial statements for further information on sales by major customers and location.

Competition

We operate in competitive markets that are sensitive to technological advances and generally encounter highly diverse competition to win contracts from other firms, including lower and mid-tier federal contractors with specialized capabilities and large defense contractors with broad capabilities. Some of our competitors in each of our markets are larger than we are and can maintain higher levels of expenditures for research and development. In each of our markets, we concentrate on the opportunities we believe are compatible with our resources, overall technological capabilities and objectives. Principal competitive factors in these markets are product quality and reliability; technological capabilities, including reliable, resilient and innovative space infrastructure technologies; service; past performance; ability to develop and implement complex, integrated solutions; ability to meet delivery schedules; and cost-effectiveness. We believe that we compete favorably on the basis of these factors.

We frequently "partner" or are involved in subcontracting and teaming relationships with companies that are, from time to time, competitors on other programs. We compete domestically and internationally against space systems components providers, including Moog Inc., Space Micro Inc., Rocket Lab USA, Inc. (a segment of Rocket Labs), and in some instances against large companies such as Northrop Grumman. As a result of our M&A strategy, the Company's total accessible market has evolved over time and changed our competitive platform, which has historically included non-traditional aerospace and defense contractors and occasionally large aerospace and defense companies. Our customers could decide to pursue one or more of our product development areas as a core competency and insource that technology development and production rather than purchase that capability from us as a supplier. This competition could result in fewer customer orders and a loss of market share.

In addition, some of our foreign competitors currently benefit from, and others may benefit in the future from, protective measures by their home countries where governments are providing financial support, including significant investments in the development of new

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technologies. Government support of this nature greatly reduces the commercial risks associated with aerospace technology development activities for these competitors. This market environment may result in increased pressures on our pricing and other competitive factors.

Resources

Research and Development

Our research and product development programs are intended to advance the future of space infrastructure. We have both internally and externally funded research and development projects. Our business strategy is dependent on technological advancements that support our existing and future core space infrastructure offerings. Our focus for research and development aligns with our strategic focus areas outlined above with particular emphasis on areas of significant growth and long-term opportunity. Looking forward, we expect to continue our investment in fields we believe offer the greatest opportunities for long-term growth and profitability.

We conduct research and development principally in the U.S. and Belgium. Research and development expenses were $6.1 million for the year ended December 31, 2024.

Intellectual Property

We own a substantial intellectual property portfolio that includes many U.S. and foreign patents, as well as many U.S. trademarks, domain names and copyrights. We actively pursue internal development of intellectual property. In addition to our patent portfolio, we own other intellectual property such as unpatented trade secrets, subject matter expertise, data and software. Additionally, we rely on licenses of certain intellectual property to conduct our business operations, including certain proprietary rights licensed to and from third parties. While our intellectual property rights in the aggregate are important to our operations, we do not believe any particular trade secret, patent, trademark, copyright, license or other intellectual property right is of such importance that its loss, expiration or termination would have a material effect on our business.

Raw Materials and Suppliers

In manufacturing our products, we use our own production capabilities as well as a base of third-party suppliers and subcontractors. Certain aspects of our manufacturing activities require relatively scarce raw materials; occasionally, we have experienced difficulty in our ability to procure raw materials, components, sub-assemblies and other supplies required in our manufacturing process.

Regulatory

Federal Communications Commission

The regulations, policies and guidance issued by the Federal Communications Commission ("FCC") apply to the operation of our spacecraft. When we communicate with our spacecraft using any part of the electromagnetic spectrum, we are operating a space station to which FCC regulations apply. Operators of regulated space stations are required to hold and maintain compliance with proper licenses throughout the duration of any given mission.

The FCC enacted a new set of licensing guidelines for small satellites and related systems that may apply to future spacecraft. As a result, we may face a transition to the small satellite licensing guidelines. Additionally, the FCC is currently considering additional rules which could change the operational, technical and financial requirements for commercial space operators subject to U.S. jurisdiction. If these proposed rules become final, they could change system design and financial costs in order to comply with or secure new Redwire spectrum licensure.

National Oceanic and Atmospheric Administration

Redwire spacecraft will operate with space-qualified photographic equipment installed. While primarily intended to function as mission assurance tools, these cameras may be capable of capturing incidental Earth imagery while in orbit. As such, these cameras may be subject to the licensing requirements and regulations of National Oceanic and Atmospheric Association's ("NOAA") Commercial Report Sensing Regulatory Affairs ("CRSRA") office.

The Federal Aviation Administration

As a participant in launch activities, we are indirectly subject to the license requirements of the Federal Aviation Administration's ("FAA") Office of Commercial Space Transportation ("AST"). The FAA regulates the airspace of the United States, through which launch vehicles must fly during launch to orbit. The AST office predominantly processes launch license requests submitted by launch vehicle operators, which include information on the constituent payloads flying on any given mission. As a result, reviews of our payloads by AST will occur during, for example, the processing of a launch vehicle provider launch license.

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International Traffic in Arms Regulations and Export Controls

Our orbital infrastructure business is subject to, and we must comply with, stringent U.S. and international import and export control laws, including the International Traffic in Arms Regulations ("ITAR"), Export Administration Regulations ("EAR") of the Bureau of Industry and Security of the U.S. Department of Commerce, and the European Union ("EU") export controls. The ITAR generally restricts the export of hardware, software, technical data and services that have defense or strategic applications. The EAR and EU export controls similarly regulate the export of hardware, software and technology that has commercial or "dual-use" applications (i.e., for both military and commercial applications) or that have less sensitive military or space-related applications that are not subject to the ITAR. The regulations exist to advance the national security and foreign policy interests of the U.S. and EU, as applicable.

Human Capital

We strive to be the employer of choice in the space community. As of December 31, 2024, we had approximately 750 employees based in the U.S. and Europe.

We are committed to technical excellence and mission success which is reinforced by our core values:

- *Integrity:* We stand for honesty, fairness, and commitment in all that we do, and an uncompromising adherence to ethical behavior.
- *Innovation:* We are change agents. We find new ways to solve our customers' most challenging problems. Our thought leadership will create new opportunities for better ways to accomplish our goals.
- *Impact:* We will have a positive impact on our industry, community, nation and humanity. We focus on solving important problems that will shape future outcomes in a positive way.
- *Inclusion:* We believe in the value of diverse perspectives. Individuals from all backgrounds, experiences and skill sets are needed to make Redwire successful. We value each other.
- *Excellence:* We are focused professionals who are committed to delivering results.

We have an experienced talent acquisition team and our recruitment efforts are focused on hiring space-industry experienced talent who are attracted to Redwire's core values. As we continue to grow, we are increasing our recruiting capacity by utilizing artificial intelligence ("AI") sourcing tools, and enhancing internal incentives for recruitment.

Redwire is committed to recruiting, retaining and promoting a high-performing workforce. We strive to offer competitive salaries and benefits. Management monitors the changing labor conditions at a national and local level and adjusts compensation packages in order to attract and retain high performing individuals. The Company offers short- and long-term incentive programs, retirement and healthcare benefits, flexible paid time off and employee assistance programs. The Company's incentive programs are intended to motivate and reward strong performance.

Available Information

Copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") are available free of charge through our website (www.redwirespace.com) as soon as reasonably practicable after we electronically file the material with, or furnish it to, the SEC. Additionally, we use our website as a channel of distribution for important Company information. We routinely post on our website important information, including press releases, investor presentations and financial information, which may be accessed by clicking on the Investors section of www.redwirespace.com. We also use our website to expedite public access to time-critical information regarding our Company in advance of or in lieu of distributing a press release or a filing with the SEC disclosing the same information. Therefore, investors should look to the Investors section of our website for important and time-critical information. The information contained on the Company's website is not included in, nor incorporated by reference into, this Annual Report on Form 10-K.

Item 1A. Risk Factors

Readers should carefully consider the following risk factors, together with all of the other information included in this Annual Report on Form 10-K. The risks and uncertainties described herein may not be the only ones facing the Company and are not organized in order of priority. Additional risks and uncertainties not presently known to management or that management currently believes to be immaterial may also adversely affect the Company's business. If any of the following risks and uncertainties develop into actual events, it could affect the Company's business, financial condition, or results of operations, cause the trading price of the Company's common stock to decline, or cause actual results to differ materially from those expected.

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Risk Factors Summary

Some of the principal risks that may impact our business and results of operations are listed below:

Business and Industry Risks

- our results could be affected by continued economic uncertainty, an economic slowdown or a recession;
- the failure of financial institutions or transactional counterparties could adversely affect our current and projected business operations and our financial condition and results of operations;
- we have limited operating history in an evolving industry and history of losses to date, which makes it difficult to forecast our revenue, plan our expenses and evaluate our business and future prospects;
- any acquisitions, partnerships or joint ventures into which we enter could disrupt our operations and have a material adverse effect on our business, financial condition and results of operations;
- our ability to grow our business depends on the successful development and continued refinement of many of our proprietary technologies, products, and service offerings, which are subject to many uncertainties, some of which are beyond our control;
- competition from existing or new companies could cause downward pressure on prices, fewer customer orders, reduced margins, the inability to take advantage of new business opportunities, and the loss of market share;
- a limited number of customers make up a high percentage of our revenue;
- matters relating to or arising from our Audit Committee investigation, including regulatory investigations and proceedings, litigation matters, and potential additional expenses, may adversely affect our business and results of operations;
- natural disasters, geopolitical conflicts, or other natural or man-made catastrophic events could disrupt and impact our business;
- adverse publicity could have a material adverse effect on our business, financial condition and results of operations;
- our business involves significant risks and uncertainties that may not be covered by insurance or indemnity;
- if we fail to respond to commercial industry cycles in terms of our cost structure, manufacturing capacity, and/or personnel needs, our business could be seriously harmed;
- any delays in the development, design, engineering and manufacturing of our core offerings may adversely impact our business, financial condition and results of operations;
- we rely on a limited number of suppliers for certain raw materials and supplied components;
- unsatisfactory performance of our core offerings could have a material adverse effect on our business, financial condition and results of operations;
- our results of operations and cash flows are substantially affected by our mix of fixed-price, cost-plus and time-and-material type contracts;
- our cash flow and profitability could be reduced if expenditures are incurred prior to the final receipt of a contract;
- we may in the future invest significant resources in developing new offerings and exploring the application of our technologies for other uses and those opportunities may never materialize;
- we may not be able to convert our orders in backlog into revenue;
- we may use artificial intelligence in our business, and challenges with properly managing its use could result in reputational harm, competitive harm, and legal liability, and adversely affect our results of operations;
- we are dependent on third-party launch vehicles to launch our spacecraft and customer payloads into space;
- we may experience a total loss of our technology and products and our customers' payloads, if there is an accident on launch or during the journey into space;
- our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide;
- our margins and operating results may suffer if we experience unfavorable changes in the proportion of cost-plus-fee or fixed-price contracts in our total contract mix;
- our systems, products, technologies and services and related equipment may have shorter useful lives than we anticipate;
- cyber-attacks and other security threats and disruptions could have a material adverse effect on our business;
- if we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy;
- our business, financial condition and results of operations are subject to risks resulting from broader geographic operations;
- net earnings and net assets could be materially affected by an impairment of goodwill;
- pension funding and costs are dependent on several economic assumptions which, if changed, may cause our future results of operations and cash flows to fluctuate significantly over time;

- our ability to use net operating loss carryforwards and certain other tax attributes may be limited;

Government Contract Risks

- we are subject to the requirements of the National Industrial Security Program Operating Manual ("NISPOM") for our facility security clearance, which is a prerequisite to our ability to perform on classified contracts for the U.S. government;
- we depend heavily on contracts with the U.S. government for a substantial portion of our business and changes in the U.S. government's priorities, or delays or reductions in spending, could have a material adverse effect on our business;
- we depend significantly on U.S. government contracts, which often are only partially funded, subject to immediate termination, and heavily regulated and audited;
- disputes with our subcontractors or the inability of our subcontractors to perform, or our key suppliers to timely deliver our components, parts or services, could cause our core offerings to be produced or delivered in an untimely or unsatisfactory manner;

Regulatory Risks

- investments in us may be subject to U.S. foreign investment regulations, which may impose conditions on or limit certain investors' ability to purchase our common stock, potentially making our common stock less attractive to investors;
- we are subject to trade control laws and regulations, including export controls and stringent U.S. economic sanctions, which could affect our ability to do business with certain customers;
- our business is subject to a wide variety of additional extensive and evolving government laws and regulations and failure to comply with such laws and regulations could have a material adverse effect on our business;
- our reputation and ability to do business may be impacted by the improper conduct of our employees, agents or business partners;
- failure to comply with federal, state and foreign laws and regulations relating to privacy, data protection and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection and consumer protection, could adversely affect our business and our financial condition;
- we are subject to environmental regulation and may incur substantial costs;
- changes in tax laws or regulations may increase tax uncertainty and adversely affect results of our operations and our effective tax rate;
- if we cannot successfully protect our intellectual property rights or defend against intellectual property claims, our business could suffer;
- our technology may violate the proprietary rights of third parties, which could have a negative impact on our operations;

Risks Related to Financing and the Ownership of our Securities

- we may require substantial additional funding to finance our operations, but adequate additional financing may not be available when we need it, on acceptable terms or at all;
- the issuance and sale of shares of our Series A Convertible Preferred Stock has reduced the relative voting power of holders of our common stock and diluted the ownership of holders of our capital stock;
- AEI and Bain Capital have significant influence over us, which could limit other investors' ability to influence the outcome of key transactions;
- provisions in the Certificate of Designation related to our Series A Convertible Preferred Stock may delay or prevent our acquisition by a third party, which could also reduce the market price of our capital stock;
- our Series A Convertible Preferred Stock has rights, preferences and privileges that are not held by, and are preferential to, the rights of holders of our other outstanding capital stock;
- there may be sales of a substantial amount of our common stock by our current shareholders and these sales could cause the price of our common stock to fall;

Risks Related to Being a Public Company

- we may not be able to remain in compliance with the continued listing requirements of the NYSE
- we may issue additional common stock or other equity securities which could dilute our shareholders' ownership interests;
- the market price of our common stock and warrants has and may continue to fluctuate; and
- we have identified material weaknesses in internal control over reporting. If we were to identify additional material weaknesses or other deficiencies, or otherwise fail to maintain effective internal control over financial reporting, we may not be able to accurately and timely report our financial results, in which case our business may be harmed and investors may lose confidence in the accuracy and completeness of our financial reports.

Risks Relating to the Company's Business and Industry

Our results could be affected by continued economic uncertainty, an economic slowdown or a recession.

Heightened levels of inflation and the potential worsening of macro-economic conditions, including slower growth or recession, changes to fiscal and monetary policy, tighter credit, higher interest rates and currency fluctuations, present a risk for us, our suppliers and the stability of our suppliers. Concerns about the systemic impact of a potential widespread recession (in the U.S. or internationally) or geopolitical issues have led to increased market volatility and diminished growth expectations in the U.S. economy and abroad. The foregoing factors have affected the Company's cost of capital, financial condition and results of operations. Decreases in the availability and cost of supplies have caused stress in our domestic and foreign supplier base and have resulted in shortages and delays for the procurement of materials, components and other supplies required for the Company's products. The macroeconomic environment has also impacted the cost and schedule of numerous programs in our existing backlog resulting in program execution delays. The near and long-term implication of these delays and the timing of new awards remains uncertain. Although we believe aerospace spending is more resilient to adverse macro-economic conditions than many other industrial sectors, our suppliers and other partners, many of which are more exposed to commercial markets, may be adversely impacted by an economic downturn, which could affect their performance and adversely impact our operations. In addition, macroeconomic conditions could cause budgetary pressures for our government customers resulting in reductions or delays in spending, which could adversely impact our business. A reduction in spending by either government or commercial customers could, in addition to impacting our revenues, affect our ability to raise additional capital when needed on favorable terms or at all. As such, if economic conditions worsen or a recession occurs, our business, operations and financial results could be materially adversely affected.

As it relates to our international operations in Europe, the Company has foreign currency translation exposure between the euro and U.S. dollar as our results are expressed in U.S. dollars.

The failure of financial institutions or transactional counterparties could adversely affect our current and projected business operations and our financial condition and results of operations

We regularly maintain cash balances with financial institutions in excess of the FDIC insurance limit. A failure of a depository institution to return deposits could impact access to our invested cash or cash equivalents and could adversely impact our operating liquidity and financial performance.

Additionally, future adverse developments with respect to specific financial institutions or the broader financial services industry may lead to market-wide liquidity shortages, impair the ability of companies to access near-term working capital needs, and create additional market and economic uncertainty. There can be no assurance that future credit and financial market instability and a deterioration in confidence in economic conditions will not occur. Our general business strategy, including our ability to access existing debt under the terms of our Adams Street Credit Agreement, may be adversely affected by any such economic downturn, liquidity shortages, volatile business environment or continued unpredictable and unstable market conditions. The tightening of credit in financial markets inside and outside of the U.S. could adversely affect the ability of our customers and suppliers to obtain financing and could result in a decrease in or cancellation of orders for our products and services or impact the ability of our customers to make payments.

If the current equity and credit markets deteriorate, or if adverse developments are experienced by financial institutions, it may cause short-term liquidity risk and also make any necessary debt or equity financing more difficult, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to alter our operating plans.

We have limited operating history in an evolving industry and a history of losses to date, which makes it difficult to forecast our revenue, plan our expenses and evaluate our business and future prospects.

We have a limited operating history in a rapidly evolving industry that may not develop in a manner favorable to our business. While our business has grown rapidly, and much of that growth has occurred in recent periods, space systems, spacecraft components and space data applications may not continue to develop in a manner that we expect or that otherwise would be favorable to our business. Although we are focused on achieving profitability, there are no assurances we will be able to meet our goals or be able to sustain profitability in future periods. As a result of our limited operating history, history of operating losses and ongoing changes in our new and evolving industry, including evolving demand for our core offerings, our ability to forecast our future results of operations and plan for and model future growth is limited and subject to a number of uncertainties. We have encountered and expect to continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly evolving industries, such as the risks and uncertainties described herein. Accordingly, we may be unable to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of delays arising from these factors, and our results of operations in future reporting periods may be below the expectations of investors or analysts. If we do not address these risks successfully, our results of operations could

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differ materially from our estimates and forecasts or the expectations of investors or analysts, causing our business to suffer and our common stock price to decline.

As part of growing our business, we have made and may continue to make acquisitions. Any acquisitions, partnerships or joint ventures into which we enter could disrupt our operations and have a material adverse effect on our business, financial condition and results of operations.

From time to time, we may evaluate potential strategic acquisitions of businesses, including partnerships or joint ventures with third parties, to add new products and technologies, acquire talent, grow new sales channels or enter into new markets or sales territories. We may not be successful in identifying acquisition, partnership and joint venture candidates. We may also participate in partnerships or joint ventures as a result of acquisitions.

In addition to possible shareholder approval, we may need approvals and licenses from relevant government authorities for the acquisitions to comply with applicable laws and regulations, and a failure to obtain such approvals and licenses could result in delays in completing an acquisition and increased costs, and may disrupt our business strategy. Furthermore, acquisitions and the subsequent integration of new assets, businesses, key personnel, customers, vendors and suppliers require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities and potential exposure to unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

We may not be able to continue the operational success of the businesses we acquire or successfully finance or integrate such businesses or the businesses with which we form a partnership or joint venture. In addition, we may have potential write-offs of acquired assets and/or an impairment of any goodwill recorded as a result of such acquisitions or participations. Furthermore, the integration of any acquisition may divert management's time and resources from our core business and disrupt our operations or may result in conflicts with our business. Any acquisition, partnership or joint venture may not be successful, may reduce our cash reserves, may negatively affect our earnings and financial performance and, to the extent financed with the proceeds of debt, may increase our indebtedness. Further, depending on market conditions, investor perceptions of the Company and other factors, we might not be able to obtain financing on acceptable terms, or at all, to implement any such transaction. We cannot ensure that any acquisition, partnership or joint venture we make will not have a material adverse effect on our business, financial condition and results of operations.

Our ability to grow our business depends on the successful development and continued refinement of many of our proprietary technologies, products, and service offerings, which are subject to many uncertainties, some of which are beyond our control.

The market for our core space infrastructure offerings is characterized by rapid change and technological improvements. The success of our business depends in part on effectively designing, producing and engineering developmental technologies related to our core space infrastructure offerings. If for any reason we are unable to continue to manufacture, design and develop technologies as planned or provide the services and products that our customers expect from us, this could have a material adverse effect on our business, financial condition and results of operations. We have derived, and we expect to continue to derive, a substantial portion of our revenues from providing innovative products included in our core space infrastructure offerings that are based upon today's leading technologies and that are capable of adapting to future technologies. As a result, our success will depend, in part, on our ability to develop and market product and service offerings that respond in a timely manner to the technological advances of our customers, evolving industry standards and changing customer preferences. We may not be successful in identifying, developing and marketing products or systems that respond to rapid technological change, evolving technical standards and systems developed by others.

If our current or future core offerings do not meet expected performance or quality standards, including with respect to customer safety and satisfaction, this could cause operational delays. In addition, any delay in manufacturing new products as planned could increase costs and cause our core offerings to be less attractive to potential new customers. Further, certain government bodies may have priority with respect to the use of our core offerings for national defense reasons, which may impact our cadence of producing and selling our core offerings to other customers. Any production, operational or manufacturing delays or other unplanned changes to our ability to design, develop and manufacture or offer our core offerings could have a material adverse effect on our business, financial condition and results of operations.

We believe that, in order to remain competitive in the future, we will need to continue to invest significant financial resources to develop new offerings and technologies or to adapt or modify our existing core offerings and technologies, including through internal research and development, acquisitions and joint ventures or other teaming arrangements. These expenditures could divert our attention and resources from other projects, and we cannot be sure that these expenditures will ultimately lead to the timely development of new offerings and technologies or identification of and expansion into new markets. Due to the design complexity of our offerings, we may, in the future, experience delays in completing the development and introduction of new offerings. Any delays could result in increased costs of development or deflect resources from other projects. In addition, there can be no assurance that the market for our core offerings will develop or continue to expand or that we will be successful in newly identified markets as we currently anticipate. Any failure to increase our revenue sufficiently to keep pace with our investments and other expenses could prevent us from maintaining or increasing profitability or positive cash flow. Furthermore, if our future growth and operating performance fail to meet investor or analyst expectations, or if we have future negative cash flow or losses resulting from expanding our operations, this could have a material adverse effect on our business, financial condition and results of operations. Additionally, we cannot be sure that our competitors will not develop competing technologies that gain market acceptance in advance of our offerings.

We also rely on our customers to fund/co-fund development of new offerings and technologies. If our customers reduce their investments, that may impact our ability to bring new offerings and technologies to market and/or increase the investment that is necessary for the Company to make in order to remain competitive, either of which could have a material adverse effect on our business, results of operations and financial condition.

Additionally, the possibility exists that our competitors might develop new technology or offerings that might cause our existing technology and core offerings to become obsolete. If we fail in our new offering development efforts or our core offerings fail to achieve market acceptance more rapidly as compared to our competitors, our ability to procure new contracts could be negatively impacted, which could negatively impact our results of operations and financial condition.

Competition from existing or new companies could cause us to experience downward pressure on prices, fewer customer orders, reduced margins, the inability to take advantage of new business opportunities, and the loss of market share.

We operate in competitive markets and generally encounter highly diverse competition to win contracts from other firms, including lower and mid-tier federal contractors with specialized capabilities, large defense contractors and the federal government. Additionally, our markets are facing increasing industry consolidation, resulting in larger competitors who have more market share putting more downward pressure on prices and offering a more robust portfolio of products and services. We are subject to competition based upon product design, performance, pricing, quality, and services. Our product performance, engineering expertise, and product quality have been important factors in our growth. While we try to maintain competitive pricing on those products that are directly comparable to products manufactured by others, in many instances our products will conform to more exacting specifications and carry a higher price than analogous products. Many of our customers and potential customers have the capacity to design and internally manufacture products that are similar to our core offerings. We face competition from research and product development groups and the manufacturing operations of current and potential customers, who continually evaluate the benefits of internal research, product development, and manufacturing versus outsourcing. Our customers could decide to pursue one or more of our product development areas as a core competency and insource that technology development and production rather than purchase that capability from us as a supplier. This competition could result in fewer customer orders and a loss of market share.

We compete domestically and internationally against space systems components providers, including Moog Inc., Space Micro Inc., Rocket Lab USA, Inc. (a segment of Rocket Labs), and in some cases against large companies such as Northrop Grumman. We may also face competition in the future from emerging low-cost competitors in Europe, India, Russia and China. Competition in our guidance, navigation and control business is highly diverse, and while our competitors offer different products, there is often competition for contracts that are part of governmental budgets.

In addition, some of our foreign competitors currently benefit from, and others may benefit in the future from, protective measures by their home countries where governments are providing financial support, including significant investments in the development of new technologies. Government support of this nature greatly reduces the commercial risks associated with aerospace technology development activities for these competitors. This market environment may result in increased pressures on our pricing and other competitive factors.

We believe our ability to compete successfully in designing, engineering and manufacturing our core offerings at significantly reduced cost to customers does and will depend on a number of factors, which may change in the future due to increased competition, our ability to meet our customers' needs and the frequency and availability of our offerings. If we are unable to compete successfully, our business, financial condition and results of operations would be adversely affected.

A limited number of customers make up a high percentage of our revenue. If we cannot maintain these relationships, our future operating results will be adversely affected.

Revenues from our two largest customers were approximately 10% and 35% of our total revenues for the year ended December 31, 2024. The revenue attributable to our top customers has fluctuated in the past and may fluctuate in the future, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects. In addition, the termination of these relationships, including following any failure to renew a long-term contract, could result in a temporary or permanent loss of revenue.

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Matters relating to or arising from our Audit Committee investigation, including regulatory investigations and proceedings, litigation matters, and potential additional expenses, may adversely affect our business and results of operations. We may also become involved in litigation from time to time that may materially adversely affect us.

On November 5, 2021, the Company was notified of potential accounting issues with a business unit by an employee in connection with his resignation. Management promptly informed the independent Audit Committee and its independent registered public accounting firm. The Audit Committee promptly engaged independent, external legal and accounting firms to complete an independent investigation. After completing its investigation, the Audit Committee concluded that the potential issues raised by the former employee did not require a restatement or adjustment of the Company's previously issued consolidated financial statements relating to any prior periods, even though the investigation confirmed the existence of previously identified internal control deficiencies as well as identified certain additional internal control deficiencies. The Company self-reported this matter to the SEC on November 8, 2021 and on August 1, 2023, the SEC notified the Company's counsel that this matter is closed.

Additionally, on December 17, 2021, the Company, our CEO, Peter Cannito, and, our then current, but now former CFO, William Read, were named as defendants in a putative class action complaint filed in the United States District Court for the Middle District of Florida. In the complaint, the plaintiff alleges that the Company and certain of its directors and officers made misleading statements and/or failed to disclose material facts about the Company's business, operations, and prospects, allegedly in violation of Section 10(b) (and Rule 10b-5 promulgated thereunder) and Section 20(a) of the Exchange Act. As relief, the plaintiffs are seeking, among other things, compensatory damages. On August 16, 2022, the defendants moved to dismiss the complaint in its entirety, and such motion was denied by the Court on March 22, 2023. On November 15, 2024, the Company and plaintiffs filed a joint motion for a stipulated order to settle this litigation pursuant to a settlement agreement entered into among the parties. Under the terms of the agreement, Redwire will pay $8.0 million to settle claims brought on behalf of purchasers of Redwire's publicly traded shares from March 25, 2021, through March 31, 2022. Redwire has also agreed to certification of a settlement class to facilitate resolution of claims. The Company has consistently denied the accusations and entered into this proposed settlement, which is not an admission or concession of liability, to avoid the costs and risks inherent in continued litigation. The settlement would resolve all claims against Redwire Corporation and other defendants in this matter. The settlement has received preliminary approval from the court but remains subject to final court approval. The Company has recognized a loss contingency of $8.0 million and a $1.0 million anticipated insurance recovery as of December 31, 2024, which is its best estimate of probable loss and recovery based on the current circumstances.

On May 25, 2022, a plaintiff commenced derivative litigation in the United States District Court for the District of Delaware on behalf of the Company against Peter Cannito, Les Daniels, Reggie Brothers, Joanne Isham, Kirk Konert, Jonathan Baliff, and John S. Bolton. That litigation is captioned *Yingling v. Cannito, et al.,* Case No. 1:22-cv-00684-MN (D. Del.). The complaint's allegations are similar to those of the class action lawsuit filed in December 2021, namely, that statements about Redwire's business and operations were misleading due to alleged material weaknesses in the Company's financial reporting internal controls. The plaintiff alleges the defendants violated Section 10(b) (and Rule 10b-5 promulgated thereunder) and Section 20(a) of the Exchange Act, breached their fiduciary duty by allowing misleading disclosures to be made, and caused the Company to overpay compensation and bonuses tied to the Company's financial performance. As relief, the plaintiffs are seeking, among other things, compensatory and punitive damages. This litigation had previously been stayed pending resolution of the class action lawsuit filed on December 17, 2021. Since that matter is now before the court for approval of a settlement agreement, the stay in the *Yingling* matter has automatically lifted. The defendants believe the allegations are without merit and intend to defend the lawsuit vigorously. This matter is currently in the early stages of discovery, and a reasonable estimate of the amount of any possible loss or range of loss cannot be made at this time.

From time to time, we have also become and may in the future be involved in legal proceedings relating to various matters, including intellectual property, commercial, employment, class action, whistleblower and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. Litigation and governmental and regulatory investigations and proceedings are time-consuming, and may divert management's attention and resources, cause us to incur significant expenses or liability or require us to change our business practices. Because of the potential risks, expenses and uncertainties of litigation, we may, from time to time, settle disputes, even where we believe that we have meritorious claims or defenses. Because litigation and governmental and regulatory investigations and proceedings are inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business.

Natural disasters, geopolitical conflicts, or other natural or man-made catastrophic events could disrupt and impact our business.

Occurrence of any catastrophic event, including an earthquake, flood, tsunami, or other weather event, power loss, internet failure, software or hardware malfunctions, cyber attack, war or foreign invasion (such as the Russian invasion of Ukraine and the Israel-Hamas war), terrorist attack, medical epidemic or pandemic (such as the COVID-19 pandemic), government shutdown orders, other man-made disasters, or other catastrophic events could disrupt our, our business partners' and customers' business operations or result in disruptions in the broader global economic environment. Any of these business disruptions may disrupt our business and materially and adversely affect our business and results of operations.

Adverse publicity stemming from any incident or perceived risk involving us, our customers, users of our products and services, other operators in the space sector or our competitors could have a material adverse effect on our business, financial condition and results of operations.

We are at risk of adverse publicity stemming from any public incident or perceived risk involving our Company, our customers, users of our core offerings, other operators in the space sector, our competitors, our people or our brand. If certain of our core offerings are sold to customers, and if such customers were to be involved in a public incident, accident or catastrophe, or if the market believed there to be substantial risks within our industry, this could create an adverse public perception of spaceflight and result in decreased customer demand for spaceflight experiences, which could cause a material adverse effect on our business, financial conditions and results of operations. The insurance we carry may be inapplicable or inadequate to cover any such incident, accident or catastrophe. In the event that our insurance is inapplicable or not adequate, we may be forced to bear substantial losses from any such incident, accident or catastrophe.

Our business involves significant risks and uncertainties that may not be covered by insurance or indemnity.

A significant portion of our business relates to designing, developing, engineering and manufacturing our core space infrastructure offerings. New technologies may be untested or unproven. Failure of some of these offerings could result in extensive property damage. Accordingly, we may incur liabilities that are unique to our core offerings.

We endeavor to obtain insurance coverage from established insurance carriers to cover these risks and liabilities consistent with industry norms. However, the amount of insurance coverage that we maintain may not be adequate to cover all claims or liabilities. Existing coverage may be canceled while we remain exposed to the risk and it is not possible to obtain insurance to protect against all operational risks, natural hazards and liabilities.

We have historically insured certain of our core offerings to the extent that insurance was available on acceptable premiums and other terms. The insurance proceeds received in connection with a partial or total loss of the functional capacity of certain of our core offerings would not be sufficient to cover the replacement cost, if we choose to do so, of such offerings. In addition, this insurance will not protect us against all losses to our core offerings due to specified exclusions, deductibles and material change limitations and it may be difficult to insure against certain risks, including on-orbit performance of an overall system or portion of such a system. In addition, problems and delays in development or delivery as a result of issues with respect to design, technology, licensing and patent rights, labor, learning curve assumptions or materials and components could prevent us from achieving contractual requirements. In many circumstances, we may receive indemnification from the U.S. government. We generally do not receive indemnification from foreign governments.

The price and availability of insurance fluctuate significantly. Although we have historically been able to obtain insurance coverage, we cannot guarantee that we will be able to do so in the future. Any determination we make as to whether to obtain insurance coverage will depend on a variety of factors, including the availability of insurance in the market, the cost of available insurance and other factors. Insurance market conditions or factors outside our control at the time we are in the market for the required insurance, such as unrelated launch failures and on-orbit failures, could cause premiums to be significantly higher than current estimates and could reduce amounts of available coverage. The cost of our insurance has been increasing and may continue to increase. Higher premiums on insurance policies will reduce our operating income by the amount of such increased premiums. If the terms become less favorable than those currently available, there may be limits on the amount of coverage that we can obtain or we may not be able to obtain insurance at all.

In addition, any accident or incident for which we are liable, even if fully insured, could negatively affect our standing with our customers and the public, thereby making it more difficult for us to compete effectively, and could significantly impact the cost and availability of adequate insurance in the future. Any disruption of our ability to operate our business could result in a material decrease in our revenues or significant additional costs to replace, repair or insure our assets, which could have a material adverse impact on our financial condition and results of operations.

If we fail to respond to commercial industry cycles in terms of our cost structure, manufacturing capacity, and/or personnel needs, our business could be seriously harmed.

The timing, length, and severity of the up-and-down cycles in the commercial space, defense, space and space-related industries, as a result of macro-economic conditions, market-wide liquidity shortages or for other reasons, are difficult to predict. The cyclical nature of the industries in which we operate affects our ability to accurately predict future revenue, and in some cases, future expense levels. During down cycles in our industry, the financial results of our customers may be negatively impacted, which could result not only in a decrease in orders but also a weakening of their financial condition that could impair our ability to recognize revenue or to collect on outstanding receivables. When cyclical fluctuations result in lower than expected revenue levels, operating results may be adversely affected and cost reduction measures may be necessary in order for us to remain competitive and financially sound. We must be in a position to adjust our cost and expense structure to reflect prevailing market conditions and to continue to motivate and retain our key

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employees. If we fail to respond, then our business could be seriously harmed. In addition, during periods of rapid growth, we must be able to increase engineering and manufacturing capacity and personnel to meet customer demand. We can provide no assurance that these objectives can be met in a timely manner in response to industry cycles. Each of these factors could adversely impact our operating results and financial condition.

Any delays in the development, design, engineering and manufacturing of our core offerings may adversely impact our business, financial condition and results of operations.

We have previously experienced, and may experience in the future, delays or other complications in the design, manufacture, production, delivery and servicing ramp of our core space infrastructure offerings. If delays like this arise or recur, if our remediation measures and process changes do not continue to be successful or if we experience issues with planned manufacturing improvements or design and safety, we could experience issues or delays in increasing production further.

If we encounter difficulties in scaling our delivery or servicing capabilities, if we fail to develop and successfully commercialize our core offerings, if we fail to develop such technologies before our competitors, or if such technologies fail to perform as expected, are inferior to those of our competitors or are perceived to offer less mission assurance than those of our competitors, our business, financial condition and results of operations could be materially and adversely impacted.

We rely on a limited number of suppliers for certain raw materials and supplied components. We may not be able to obtain sufficient raw materials or supplied components to meet our manufacturing, design and operating needs, or obtain such materials on favorable terms or at all, which could impair our ability to fulfill our orders in a timely manner or increase our costs of design and production.

Our ability to produce our current and future core space infrastructure offerings and other components of operation is dependent upon sufficient availability of raw materials and supplied components, which we secure from a limited number of suppliers. Our reliance on suppliers to secure raw materials and supplied components exposes us to volatility in the prices and availability of these materials. We may not be able to obtain sufficient supplies of raw materials or supplied components on favorable terms or at all, which could result in delays in the manufacture of our core space infrastructure offerings or increased costs.

In addition, we may in the future experience delays in manufacturing or operation as we go through the requalification process with any replacement third-party supplier, as well as the limitations imposed by the ITAR, the EAR, or other restrictions on transfer of sensitive technologies. Moreover, the imposition of tariffs on such raw materials or supplied components could have a material adverse effect on our operations. Prolonged disruptions in the supply of any of our key raw materials or components, difficulty qualifying new sources of supply, implementing use of replacement materials or new sources of supply or any volatility in prices could have a material adverse effect on our ability to operate in a cost-efficient, timely manner and could cause us to experience cancellations or delays of scheduled missions, customer cancellations or reductions in our prices and margins, any of which could harm our business, financial condition and results of operations.

Unsatisfactory performance of our core offerings could have a material adverse effect on our business, financial condition and results of operation.

We manufacture, design and engineer highly sophisticated core space infrastructure offerings that depend on complex technology. While we have built operational processes to ensure that the design, manufacture, performance and servicing meet rigorous performance goals, there can be no assurance that we will not experience operational or process failures and other problems, including through manufacturing or design defects, operator error, cyber-attacks or other intentional acts, that could result in potential safety risks. Any actual or perceived safety or mission assurance issue may result in significant reputational harm to our businesses, in addition to tort liability, maintenance, increased mission assurance infrastructure and other costs that may arise. Further, the uncertainty of harsh space environmental risks, such as satellite ingestion, solar flares, coronal mass ejectors, meteor showers and other extreme space weather events also may cause the performance of our core offerings to be unsatisfactory. Such issues with our core offerings could result in our customers' delaying or cancelling planned missions, increased regulation or other systemic consequences. Our inability to meet our mission assurance standards or adverse publicity affecting our reputation as a result of accidents, mechanical failures, damages to customer property could have a material adverse effect on our business, financial condition and results of operation.

Our core offerings are extremely complex and must operate successfully with complex products of our customers and their other vendors. Our core offerings may contain undetected errors when first introduced or as we introduce product upgrades. The pressures we face to be the first to market new products or functionality and the elapsed time before our core offerings are integrated into our customers' systems increases the possibility that we will offer products in which we or our customers later discover problems. We have experienced new product and product upgrade errors in the past and may experience similar problems in the future. These problems may cause us to incur significant warranty costs, costs to support our service contracts, expenses not covered by insurance or indemnification from the customer and divert the attention of personnel from our product development efforts. Also, hostile third parties or nation states may try to install malicious code or devices into our core offerings. Undetected errors may adversely affect our core offerings ease of use and may create customer satisfaction issues. If we are unable to repair these problems in a timely manner, we may experience a loss of or delay in revenue and significant damage to our reputation and business prospects. Many of our customers rely upon our core offerings for mission-critical applications. Because of this reliance, errors, defects, or other performance problems in our core offerings could result in significant financial and other damage to our customers. Our customers could attempt to recover those losses by pursuing products liability claims against us which, even if unsuccessful, would likely be time-consuming and costly to defend and could adversely affect our reputation.

As a result, either we or the customer may terminate a contract as a result of process failures, undetected errors or a material uncured breach by the other. If we breach a contract or fail to perform in accordance with contractual service levels, delivery schedules, performance specifications, or other contractual requirements set forth therein, the other party thereto may terminate such contract for default, and we may be required to refund money previously paid to us by the customer or to pay penalties or other damages. Even if we have not breached, we may deal with various situations from time to time that may result in the amendment or termination of a contract. These steps can result in significant current period charges and/or reductions in current or future revenue, and/or delays in collection of outstanding receivables and costs incurred on the contract.

Our results of operations and cash flows are substantially affected by our mix of fixed-price, cost-plus and time-and-material type contracts. Our profits may decrease and/or we may incur significant unanticipated costs if we do not accurately estimate the costs of these engagements.

We generate revenue through various fixed-price, cost-plus and time-and-material ("T&M") contracts. A significant number of our arrangements with our customers are on fixed-price contracts, rather than contracts in which payment to us is determined on a T&M or other basis. These fixed-price contracts allow us to benefit from any cost savings we achieve, but also subject us to the risk of potential cost overruns, particularly for firm fixed-price contracts because we assume all of the cost burden. We evaluate the contract value and cost estimates for performance obligations at least quarterly, and more frequently when circumstances change significantly. If our initial estimates are incorrect, we can lose money on these contracts. U.S. government contracts can expose us to potentially large losses because the U.S. government can hold us responsible for completing a project or, in certain circumstances, paying the entire cost of its replacement by another provider regardless of the size or foreseeability of any cost overruns that occur over the life of the contract. Because many of these contracts involve new technologies and applications and can last for years, unforeseen events, such as technological difficulties, fluctuations in the price of raw materials, a significant increase in inflation in the U.S. or other countries, problems with our suppliers and cost overruns, can result in the contractual price becoming less favorable or even unprofitable to us over time. Our failure to estimate accurately the resources and schedule required for a project, or our failure to complete our contractual obligations in a manner consistent with the project plan upon which our fixed-price contract was based, could adversely affect our overall profitability and could have a material adverse effect on our business, financial condition, and results of operations. We are consistently entering into contracts for large projects that magnify this risk. We have been required to commit unanticipated additional resources to complete projects in the past, which has occasionally resulted in losses on those contracts. We could experience similar situations in the future. In addition, we may fix the price for some projects at an early stage of the project engagement, which could result in a fixed price that is too low. Therefore, any changes from our original estimates could adversely affect our business, financial condition, and results of operations.

Our cash flow and profitability could be reduced if expenditures are incurred prior to the final receipt of a contract.

We provide various professional services, specialized products, and sometimes procure equipment and materials on behalf of our customers under various contractual arrangements. From time to time, in order to ensure that we satisfy our customers' delivery requirements and schedules, we may elect to initiate procurement in advance of receiving final authorization from the government customer or a prime contractor. In addition, from time to time, we may build production units in advance of receiving an anticipated contract award. If our government or prime contractor customer's requirements should change or if the government or the prime contractor should direct the anticipated procurement to another contractor, or if the anticipated contract award does not materialize, or if the equipment or materials become obsolete or require modification before we are under contract for the procurement, our investment in the equipment or materials might be at risk if we cannot efficiently resell them. This could reduce anticipated earnings or result in a loss, negatively affecting our cash flow and profitability.

We may in the future invest significant resources in developing new offerings and exploring the application of our technologies for other uses and those opportunities may never materialize.

While our primary focus for the foreseeable future will be on our core space infrastructure offerings, we may invest significant resources in developing new technologies, services, products and offerings. However, we may not realize the expected benefits of these investments. In addition, we expect to explore the application of our proprietary technologies for other commercial and government uses, including those that are Earth-based. These anticipated technologies, however, are unproven and these products or technologies may never materialize or be commercialized in a way that would allow us to generate ancillary revenue streams. Relatedly, if such technologies become viable offerings in the future, we may be subject to competition from our competitors within

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the space-infrastructure industry, some of which may have substantially greater monetary and knowledge resources than we have and expect to have in the future to devote to the development of these technologies. Such competition or any limitations on our ability to take advantage of such technologies could impact our market share, which could have a material adverse effect on our business, financial condition and results of operations.

Such research and development initiatives may also have a high degree of risk and involve unproven business strategies and technologies with which we have limited operating or development experience. They may involve claims and liabilities (including, but not limited to, personal injury claims), expenses, regulatory challenges and other risks that we may not be able to anticipate. There can be no assurance that consumer demand for such initiatives will exist or be sustained at the levels that we anticipate, or that any of these initiatives will gain sufficient traction or market acceptance to generate sufficient revenue to offset any new expenses or liabilities associated with these new investments. Further, any such research and development efforts could distract management from current operations, and would divert capital and other resources from our more established offerings and technologies. Even if we were to be successful in developing new products, services, offerings or technologies, regulatory authorities may subject us to new rules or restrictions in response to our innovations that may increase our expenses or prevent us from successfully commercializing new products, services, offerings or technologies.

We may not be able to convert our orders in backlog into revenue.

As of December 31, 2024, our contracted backlog consisted of $296.7 million in customer contracts. However, many of these contracts are cancellable by customers for convenience. In the event of a cancellation for convenience, we are generally entitled to be compensated for the work performed up to the date of cancellation. The remaining amounts may not be collected in this situation.

In addition, backlog is typically subject to large variations from quarter to quarter and comparisons of backlog from period to period are not necessarily indicative of future revenues. Furthermore, some contracts comprising the backlog are for services scheduled many years in the future, and the economic viability of customers with whom we have contracted is not guaranteed over time. As a result, the contracts comprising our backlog may not result in actual revenue in any particular period or at all, and the actual revenue from such contracts may differ from our backlog estimates. The timing of receipt of revenues, if any, on projects included in backlog could change because many factors affect the scheduling of missions and adjustments to contracts may also occur. The failure to realize some portion of our backlog could adversely affect our revenues and gross margins. Furthermore, the presentation of our financial results requires us to make estimates and assumptions that may affect revenue recognition and changes in estimates are likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates.

We may use artificial intelligence in our business, and challenges with properly managing its use could result in reputational harm, competitive harm, and legal liability, and adversely affect our results of operations.

We may incorporate AI solutions into our core offerings, and these applications may become important in our operations over time. Our competitors or other third parties may incorporate AI into their products or services more quickly or more successfully than we may, which could impair our ability to compete effectively and adversely affect our results of operations. Additionally, if the content, analyses, or recommendations that AI applications assist in producing are or are alleged to be deficient, inaccurate, or biased, our business, financial condition, and results of operations may be adversely affected. The use of AI applications has resulted in, and may in the future result in, cybersecurity incidents. Any such cybersecurity incidents related to our use of AI applications could adversely affect our reputation and results of operations. AI also presents emerging ethical issues and if our use of AI becomes controversial, we may experience brand or reputational harm, competitive harm, or legal liability. The rapid evolution of AI, including potential government regulation of AI, will require significant resources to develop, test and maintain our platform, offerings, services, and features to help us implement AI ethically in order to minimize unintended, harmful impact.

We are dependent on third-party launch vehicles to launch our spacecraft and customer payloads into space.

Currently there are only a handful of companies who offer launch services, and if this sector of the space industry does not grow or there is consolidation among these companies, this could result in a shortage of space on these launch vehicles and we may not be able to secure space on a launch vehicle, which may cause delays in our ability to meet our customers' needs. Additionally, a shortage of space available on launch vehicles may cause prices to increase or cause delays in our ability to meet our customers' needs. Either of these situations could have a material adverse effect on our results of operations and financial condition.

We may experience a total loss of our technology and products and our customers' payloads if there is an accident on launch or during the journey into space.

Although there have been and will continue to be technological advances in spaceflight, it is still an inherently dangerous activity. Explosions and other accidents on launch or during the flight have occurred and will likely occur in the future. If such incidents should occur, we will likely experience a total loss of our systems, products, technologies and services and our customers' payloads. The total or partial loss of one or more of our products or customer payloads could have a material adverse effect on our results of operations and financial condition. For some missions, we can elect to buy launch insurance, which can reduce our monetary losses from the

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launch failure, but even in this case we will have losses associated with our inability to test our technology in space and delays with further technology development.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.

Our quarterly and annual revenue and operating results have fluctuated and may fluctuate significantly, which makes it difficult for us to predict our future operating results. Reductions in revenue in a particular quarter could lead to lower profitability in that quarter because a relatively large amount of our expenses are fixed in the short-term. We may incur significant operating expenses during the start-up and early stages of large contracts and may not be able to recognize corresponding revenue in that same quarter. We may also incur additional expenses when contracts are terminated or expire and are not renewed as a result of the customer experiencing a change in control or otherwise.

In addition, payments due to us from our customers may be delayed due to billing cycles or as a result of failures of government budgets to gain congressional and administration approval in a timely manner. The U.S. government's fiscal year ends September 30. If a federal budget for the next federal fiscal year has not been approved by that date in each year, our customers may have to suspend engagements that we are working on until a budget has been approved. Any such suspensions may reduce our revenue in the fourth quarter of the federal fiscal year or the first quarter of the subsequent federal fiscal year. The U.S. government's fiscal year end can also trigger increased purchase requests from customers for equipment and materials. Any increased purchase requests we receive as a result of the U.S. government's fiscal year end would serve to increase our third or fourth quarter revenue, but will generally decrease profit margins for that quarter, as these activities generally are not as profitable as our typical offerings.

Additional factors that may cause our financial results to fluctuate from quarter to quarter include those addressed elsewhere in this *"Risk Factors"* section and the following factors, among others:

- the terms of customer contracts that affect the timing of revenue recognition;

- variability in demand for our services and solutions;

- commencement, completion or termination of contracts during any particular quarter;

- timing of shipments and product deliveries;

- timing of award or performance incentive fee notices;

- timing of significant bid and proposal costs;

- the costs of remediating unknown defects, errors or performance problems of our product offerings;

- unexpected weather patterns, natural disasters or other events that force a cancellation or rescheduling of launches;

- the cost of raw materials or supplied components critical for the manufacture and operation of our core space infrastructure offerings;

- variable purchasing patterns under blanket purchase agreements and other indefinite delivery/indefinite quantity ("IDIQ") contracts;

- restrictions on and delays related to the export of defense articles and services;

- costs related to government inquiries, changes in governmental regulations or in the status of our regulatory approvals or applications;

- strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs and joint ventures;

- strategic investments or changes in business strategy;

- the timing and cost of, and level of investment in, research and development relating to our core offerings and our current or future facilities

- changes in the extent to which we use subcontractors;

- seasonal fluctuations in our staff utilization rates;

- changes in our effective tax rate, including changes in our judgment as to the necessity of the valuation allowance recorded against our deferred tax assets;

- the length of sales cycles;

- future accounting pronouncements or changes in our accounting policies;

- the impact of epidemics or pandemics; and

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- general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

The individual or cumulative effects of factors discussed above could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful.

This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any guidance we may provide, or if any guidance we provide is below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated guidance we may provide.

Additionally, significant fluctuations in our operating results for a particular quarter could cause us to fall out of compliance with the financial covenants related to our debt, which if not waived, could restrict our access to capital and cause us to take extreme measures to pay down the debt, if any, under the Adams Street Credit Agreement.

Our margins and operating results may suffer if we experience unfavorable changes in the proportion of cost-plus-fee or fixed-price contracts in our total contract mix.

Although fixed-price contracts entail a greater risk of a reduced profit or financial loss on a contract compared to other types of contracts we enter into, fixed-price contracts typically provide higher profit opportunities because we may be able to benefit from cost savings and operating efficiencies. In contrast, cost-plus-fee contracts are subject to statutory limits on profit margins and generally are the least profitable of our contract types. Our customers could influence or determine what type of contract we enter into and to the extent that we enter into more cost-plus-fee or less fixed-price contracts in proportion to our total contract mix in the future, our margins and operating results may suffer. Our operating results may also suffer to the extent we have a contract mix that is focused on developmental projects, which are typically at lower profit margins as compared to margins on production projects.

Our systems, products, technologies and services and related equipment may have shorter useful lives than we anticipate.

Our growth strategy depends in part on developing reusable core space infrastructure offerings. These reusable core offerings and other space-related technology and systems will have a limited useful life. While we intend to design our core offerings for a certain lifespan, which corresponds to a number of cycles, there can be no assurance as to the actual operational life of a product or that the operational life of individual components will be consistent with its design life. A number of factors will impact the useful lives of our core offerings, including, among other things, the quality of their design and construction, the durability of their component parts and availability of any replacement components, and the occurrence of any anomaly or series of anomalies or other risks affecting the technology during launch and in orbit. In addition, any improvements in technology may make our existing products, designs or any component of our core offerings prior to the end of its life obsolete. If our core space infrastructure offerings and related equipment have shorter useful lives than we currently anticipate, this may lead to delays in increasing the rate of our follow-on work and new business, which would have a material adverse effect on our business, financial condition and results of operations. In addition, we are continually learning, and as our engineering and manufacturing expertise and efficiency increases, we aim to leverage this learning to be able to manufacture our core offerings and equipment using less of our currently installed equipment, which could render our existing inventory obsolete. Any continued improvements in spaceflight technology and space-related technology may make our existing products or any component of our products obsolete prior to the end of its life. If the space-related equipment have shorter useful lives than we currently anticipate, this may lead to delays in the manufacturing and design of space and spaceflight components and may also lead to a delay in commencing additional operations or increasing the rate of our operations, or greater maintenance costs than previously anticipated such that the cost to maintain the products and related equipment may exceed their value, which would have a material adverse effect on our business, financial condition and results of operations.

Cyber-attacks and other security threats and disruptions could have a material adverse effect on our business.

As an aerospace and defense company, we face a multitude of security threats, including cybersecurity threats ranging from attacks common to most industries, such as ransomware and denial-of-service, to attacks from more advanced and persistent, highly organized adversaries, including nation state actors, that target the defense industrial base and other critical infrastructure sectors. The sophistication of the threats continue to evolve and grow, including risks associated with the use of emerging technologies, such as artificial intelligence and quantum computing, for nefarious purposes. In addition to cybersecurity threats, we face threats to the security of our facilities and employees from terrorist acts, sabotage or other disruptions, any of which could adversely affect our business. The improper conduct of our employees or others working on behalf of us who have access to export controlled, classified or other sensitive information could also adversely affect our business and reputation.

If we are unable to protect sensitive information, including complying with evolving information security, data protection and privacy regulations, our customers or governmental authorities could investigate the adequacy of our threat mitigation and detection processes

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and procedures, and could bring actions against us for noncompliance with applicable laws and regulations. Moreover, depending on the severity of an incident, our customers' data, our employees' data, our intellectual property (including trade secrets and research, development and engineering know-how), and other third-party data (such as subcontractors, suppliers and vendors) could be compromised, which could adversely affect our business. Products and services provided to customers also carry cybersecurity risks, including risks that our products and services could be breached or fail to detect, prevent or combat attacks, the realization of which could result in losses to our customers and claims against us, and could harm our customer relationships and financial results.

Similar to many other companies, we experience attempts to gain unauthorized access to our systems and information on a regular basis, and a number of our employees work remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. Despite our security measures, including employee training, our information technology and infrastructure are vulnerable to cyber-attacks, malicious intrusions, breakdowns, destruction, loss of data privacy, breaches due to employee error, malfeasance or other disruptions. Given the persistence, sophistication, volume and novelty of threats we face, we may not be successful in preventing or mitigating an attack that could have a material adverse effect on us and the costs related to cyber or other security threats or disruptions may not be fully insured or indemnified by other means. The nature of the national security aspects of our business and much of the data we protect increases and creates different risks relative to other industries. National security considerations may also limit the extent to which we may be able to publicly disclose a cybersecurity incident.

Our customers, suppliers, subcontractors and joint venture partners face similar security threats and an incident at one of these entities could adversely impact our business. These entities are typically outside our control and may have access to our information with varying levels of security and cybersecurity resources, expertise, safeguards and capabilities. Their relationships with government contractors, including us, may increase the risk that they are targeted by the same threats we face, and such entities may not be adequately prepared to detect, mitigate and respond to such threats. Adversaries actively seek to exploit security and cybersecurity weaknesses in our supply chain. Breaches in our multi-tiered supply chain, which is comprised of thousands of direct and indirect suppliers, has and could in the future compromise our data and adversely affect customer deliverables. We also must rely on our supply chain for adequately detecting and reporting cyber incidents, which could affect our ability to report or respond to cybersecurity incidents effectively or in a timely manner.

We use proprietary software which we have developed in our core space infrastructure offerings, which we seek to continually update and improve. This software supports spacecraft and constellation developers in the design, development, deployment, management, maintenance and cyber protection of their space assets. Replacing such systems is often time-consuming and expensive and can also be intrusive to daily business operations. Further, we may not always be successful in executing these upgrades and improvements, which may occasionally result in a failure of our systems. We may experience periodic system interruptions from time to time. Any slowdown or failure of our underlying technology infrastructure could harm our business, reputation and ability to execute on our business plan, which could materially and adversely affect our results of operations. Our disaster recovery plan or those of our third-party providers may be inadequate, and our business interruption insurance may not be sufficient to compensate us for the losses that could occur.

We are highly dependent on the services of our senior management team and other highly skilled personnel, and if we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

The Company is highly dependent on its senior management team and on our ability to attract, motivate, develop and retain a sufficient number of other skilled personnel, manufacturing and quality assurance, engineering, design, finance, marketing, sales and support personnel. Certain members of our senior management team have extensive experience in the aerospace industry, and we believe that their depth of experience is instrumental to our continued success. The loss of any one or more members of our senior management team for any reason, including resignation or retirement, could impair our ability to execute our business strategy and have a material adverse effect on our business, financial condition and results of operations.

Competition for qualified highly-skilled personnel can be strong, and we can provide no assurance that we will be successful in attracting or retaining such personnel now or in the future. Any inability to recruit, develop and retain qualified employees may result in high employee turnover and may force us to pay significantly higher wages, which may harm our profitability or could result in difficulties performing under our contracts if our needs for such employees were unmet. Additionally, we do not carry key man insurance for any of our management executives, and the loss of any key employee or our inability to recruit, develop and retain these individuals as needed, could have a material adverse effect on our business, financial condition and results of operations.

Our business, financial condition and results of operations are subject to risks resulting from broader geographic operations.

Our operations outside of the U.S. may lead to more volatile financial results and make it more difficult for us to manage our business. Reasons for this include, but are not limited to, the following:

- political and economic instability;

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- governments' restrictive trade policies;

- the imposition or rescission of duties, taxes or government royalties;

- exchange rate risks;

- exposure to varying legal standards, including data privacy, security and intellectual property protection in other jurisdictions;

- difficulties in obtaining required regulatory authorizations;

- local domestic ownership requirements;

- requirements that certain operational activities be performed in-country;

- changing and conflicting national and local regulatory requirements; and

- the geographic, language and cultural differences between personnel in different areas of the world.

Our international business is subject to both U.S. and foreign laws and regulations, including, without limitation, laws and regulations relating to export/import controls, economic sanctions, technology transfer restrictions, government contracts and procurement, data privacy and protection, anti-corruption (including the anti-bribery, books and records, and internal controls provisions of the U.S. Foreign Corrupt Practices Act ("FCPA") governing interactions with foreign government officials), the anti-boycott provisions of the U.S. Export Administration Act, security restrictions and intellectual property. Failure by us, our employees, subsidiaries, affiliates, partners or others with whom we work to comply with any of these applicable laws and regulations could result in administrative, civil, commercial or criminal liabilities, including suspension or debarment from government contracts or suspension of our export/import privileges. New regulations and requirements, or changes to existing ones in the various countries in which we operate can significantly increase our costs and risks of doing business internationally.

Changes in laws, regulations, political leadership and environment, and/or security risks may dramatically affect our ability to conduct or continue to conduct business in international markets, including sales to customers and purchases from suppliers outside the United States. We may also be impacted by shifts in U.S. and foreign national policies and priorities, political decisions and geopolitical relationships. Any changes to these policies could impact our operations and/or export authorizations, or delay purchasing decisions or payments and the provision of supplies, goods and services including, without limitation, in connection with any government programs.

Net earnings and net assets could be materially affected by an impairment of goodwill.

We have a significant amount of goodwill recorded on our consolidated balance sheet as of December 31, 2024. We are required at least annually to test the recoverability of goodwill or more frequently when events and circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying value. The recoverability test of goodwill is based on the current fair value of our identified reporting units. Fair value measurement requires assumptions and estimates of many critical factors, including revenue and market growth, operating cash flows and discount rates. We have recorded and may record further impairment. If general market conditions deteriorate in portions of our business, we could experience a significant decline in the fair value of our reporting units. This decline could lead to an impairment of all or a significant portion of the goodwill balance, which could materially affect our net earnings and net assets. The Company did not identify any indicators of impairment during 2024.

Pension funding and costs are dependent on several economic assumptions which, if changed, may cause our future results of operations and cash flows to fluctuate significantly over time.

Through the acquisition of Space NV, the Company sponsors various post-retirement benefit plans for certain non-U.S. employees, including defined benefit pension plans and risk-based coverage for death and disability benefits. All of the Company's post-retirement benefit obligations relate to supplementary pensions which provide for post-retirement benefits in accordance with Belgium Regulation. The impact of these plans on our results of operations may be volatile in that the amount of expense we record for our post-retirement benefit plans may materially change from year to year due to estimates which are sensitive to changes in several key economic assumptions including, among others, interest rates, rates of return on plan assets and employee turnover. Changes in these factors, including actual returns on plan assets, may affect our plan funding, cash flows and shareholders' equity.

We have taken actions to mitigate the risk related to our defined benefit pension plans through pension risk transfer transactions whereby we subscribe to group insurance policies, which are funded by employee and employer premiums determined at the beginning of each plan year. Although under the majority of these group insurance policies we are relieved of all responsibility for the associated pension obligations, we ultimately remain responsible for paying benefits under the plans as we are subject to the risk that the insurance company will default on its obligations in future periods. While we believe pension risk transfer transactions are beneficial, there can be no assurance that these transactions will be effective over the long-term. As a result, future fluctuations in our pension obligations could have a material adverse impact on our financial condition, operating results and cash flows.

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The Company's ability to use its net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2024, the Company had $130.6 million of net operating losses ("NOLs") available to reduce future taxable income resulting in U.S. federal, state (net), and foreign deferred tax assets of $27.4 million, $7.2 million, and $4.0 million, respectively. The $130.6 million in U.S. federal net operating loss carryforwards may be carried forward indefinitely for U.S. federal tax purposes. Certain state and foreign net operating loss carryforwards will begin to expire in 2039. It is possible that the Company will not generate sufficient taxable income to use these NOLs before their expiration or at all.

Any limitation on using NOLs could, depending on the extent of such limitation and the NOLs previously used, result in the Company retaining less cash after payment of U.S. federal and state income taxes during any year in which we have taxable income, rather than losses, than the Company would be entitled to retain if such NOLs were available as an offset against such income for U.S. federal and state income tax reporting purposes, which could adversely impact the Company's operating results.

Risks Related to Government Contracts

We are subject to the requirements of the National Industrial Security Program Operating Manual ("NISPOM") for our facility security clearance, which is a prerequisite to our ability to perform on classified contracts for the U.S. government.

A facility security clearance is required in order to be awarded and perform on classified contracts for the U.S. DoD and certain other agencies of the U.S. government. As a cleared entity, we must comply with the requirements of NISPOM, and any other applicable U.S. government industrial security regulations.

Certain of our facilities maintain a facility security clearance and many of our employees maintain a personal security clearance in order to access sensitive information necessary to the performance of our work on certain U.S. government contracts and subcontracts. Failure to comply with the NISPOM or other security requirements may subject us to civil or criminal penalties, loss of access to sensitive information, loss of a U.S. government contract or subcontract, or potentially debarment as a government contractor. Therefore, any failure to comply with U.S. government security protocols could adversely affect our ability to operate.

If we were to violate the terms and requirements of the NISPOM, or any other applicable U.S. government industrial security regulations (which may apply to us under the terms of classified contracts), we could lose our security clearance. Even if we implement centralized compliance policies, we cannot be certain that we will be able to maintain our security clearance if a breach or violation occurs. If for some reason our security clearance is invalidated or terminated, we may not be able to continue to perform on classified contracts and would not be able to enter into new classified contracts, which could materially adversely affect our business, financial condition, and results of operations.

We depend heavily on contracts with the U.S. government for a substantial portion of our business. Changes in the U.S. government's priorities, or delays or reductions in spending, could have a material adverse effect on our business.

A reduction in overall U.S. government spending, on an absolute or inflation-adjusted basis, because of shifting priorities, budget compromises or otherwise could adversely affect our business. Budget uncertainty, the potential for U.S. government shutdowns, the use of continuing resolutions, and the federal debt ceiling can adversely affect our industry and the funding for our programs. If appropriations are delayed or a government shutdown were to occur and continue for an extended period of time, we could be at risk of reduced orders, program cancellations and other disruptions and nonpayment. When the U.S. government operates under a continuing resolution, new contract and program starts are restricted and funding for our programs may be unavailable, reduced or delayed.

Our contracts with the U.S. government are conditioned upon the continuing availability of Congressional appropriations. Congress usually appropriates funds on a fiscal year ("FY") basis even though contract performance may extend over many years. Consequently, contracts are often partially funded initially, and additional funds are committed only as Congress makes further appropriations over time. To the extent we incur costs in excess of funds obligated on a contract or in advance of a contract award or contract definitization, we are at risk of not being reimbursed for those costs unless and until additional funds are obligated under the contract or the contract is successfully awarded, definitized and funded, which could adversely affect our results of operations, financial condition and cash flows.

Failure to fund or the termination of significant programs or contracts by the U.S. government could adversely affect our business and financial performance. Changes in U.S. government funding priorities also could reduce opportunities in existing programs and in future programs or initiatives where we intend to compete and where we have made investments. While we would expect to compete and be well positioned as the incumbent on existing programs, we may not be successful and, even if we are successful, the replacement programs may be funded at lower levels or result in lower margins.

We depend significantly on U.S. government contracts, which often are only partially funded, subject to immediate termination, and heavily regulated and audited. The termination or failure to fund, or negative audit findings for, one or more of these contracts could have an adverse impact on our business, financial condition, results of operations and cash flows.

Generally, U.S. government contracts are subject to oversight audits by U.S. government representatives. Such audits could result in adjustments to our contract costs. Any costs found to be improperly allocated to a specific contract will not be reimbursed, and such costs already reimbursed must be refunded. We have recorded contract revenue based on costs we expect to realize upon final audit. However, we do not know the outcome of any future audits and adjustments, and we may be required to materially reduce our revenue or profits upon completion and final negotiation of audits. Negative audit findings could also result in termination of a contract, forfeiture of profits, suspension of payments, fines or suspension or debarment from U.S. government contracting or subcontracting for a period of time.

In addition, U.S. government contracts generally contain provisions permitting termination, in whole or in part, without prior notice at the U.S. government's convenience upon payment only for work done and commitments made at the time of termination. For some contracts, we are a subcontractor and not the prime contractor, and in those arrangements, the U.S. government could terminate the prime contractor for convenience without regard for our performance as a subcontractor. We can give no assurance that one or more of our U.S. government contracts will not be terminated under those circumstances. Also, we can give no assurance that we would be able to procure new contracts to offset the revenue or backlog lost as a result of any termination of our U.S. government contracts. Because a significant portion of our revenue is dependent on our performance and payment under our U.S. government contracts, the loss of one or more large contracts could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Our U.S. government business also is subject to specific procurement regulations and a variety of socioeconomic and other requirements. These requirements, although customary in U.S. government contracts, increase our performance and compliance costs. These costs might increase in the future, thereby reducing our margins, which could have an adverse effect on our business, financial condition, results of operations and cash flows. In addition, the U.S. government has and may continue to implement initiatives focused on efficiencies, affordability and cost growth and other changes to its procurement practices. These initiatives and changes to procurement practices may change the way U.S. government contracts are solicited, negotiated and managed, which may affect whether and how we pursue opportunities to provide our products and services to the U.S. government, including the terms and conditions under which we do so, which may have an adverse impact on our business, financial condition, results of operations and cash flows. For example, contracts awarded under the DoD's Other Transaction Authority for research and prototypes generally require cost-sharing and may not follow, or may follow only in part, standard U.S. government contracting practices and terms, such as the Federal Acquisition Regulation ("FAR") and Cost Accounting Standards.

Failure to comply with applicable regulations and requirements could lead to fines, penalties, repayments, or compensatory or treble damages, or suspension or debarment from U.S. government contracting or subcontracting for a period of time. Among the causes for debarment are violations of various laws and regulations, including those related to procurement integrity, export control (including ITAR), U.S. government security, employment practices, protection of the environment, accuracy of records, proper recording of costs and foreign corruption. The termination of a U.S. government contract or relationship as a result of any of these acts would have an adverse impact on our operations and could have an adverse effect on our standing and eligibility for future U.S. government contracts.

Disputes with our subcontractors or the inability of our subcontractors to perform, or our key suppliers to timely deliver our components, parts or services, could cause our core offerings to be produced or delivered in an untimely or unsatisfactory manner.

We engage subcontractors on many of our contracts. We may have disputes with our subcontractors, including regarding the quality and timeliness of work performed by the subcontractor, customer concerns about the subcontract or subcontractor, our failure to extend existing task orders or issue new task orders under a subcontract, our hiring of the personnel of a subcontractor or vice versa or the subcontractor's failure to comply with applicable law. In addition, there are certain parts, components and services for many of our core space infrastructure offerings that we source from other manufacturers or vendors. Some of our suppliers, from time to time, experience financial and operational difficulties, which may impact their ability to supply the materials, components, subsystems and services that we require. Tariffs recently imposed or applied in the future on certain materials and other trade issues may create or exacerbate existing materials shortages and may result in further supplier business closures. Our supply chain could also be disrupted by external events, such as natural disasters or other significant disruptions (including extreme weather conditions, medical epidemics, acts of terrorism, cyber-attacks and labor disputes), governmental actions and legislative or regulatory changes, including product certification or stewardship requirements, sourcing restrictions, product authenticity and climate change or greenhouse gas emission standards, or availability constraints from increased demand from customers. These or any further political or governmental developments or health concerns could result in social, economic and labor instability. Any inability to develop alternative sources of supply on a cost-effective and timely basis could materially impair our ability to manufacture and deliver our core space infrastructure offerings to our customers. We can give no assurances that we will be free from disputes with our subcontractors; material supply constraints or problems; or component, subsystems or services problems in the future. Also, our subcontractors and other suppliers

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may not be able to acquire or maintain the quality of the materials, components, subsystems and services they supply, which may result in greater product returns, service problems and warranty claims and could harm our business, financial condition, results of operations and cash flows. In addition, in connection with our government contracts, we are required to procure certain materials, components and parts from supply sources approved by the U.S. government and we rely on our subcontractors and suppliers to comply with applicable laws, regulations and other requirements regarding procurement of counterfeit, unauthorized or otherwise non-compliant parts or materials, including parts or materials they supply to us, and in some circumstances, we rely on their certifications as to their compliance. From time to time, there are components for which there may be only one supplier, which may be unable to meet our needs. Each of these subcontractor and supplier risks could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Regulatory Risk Factors

Investments in us may be subject to U.S. foreign investment regulations which may impose conditions on or limit certain investors' ability to purchase our common stock, potentially making our common stock less attractive to investors. Our investments in U.S. companies may also be subject to U.S. foreign investment regulations.

Under the "Exon-Florio Amendment" to the U.S. Defense Production Act of 1950, as amended (the "DPA"), the U.S. President has the power to disrupt or block certain foreign investments in U.S. businesses if he determines that such a transaction threatens U.S. national security. The Committee on Foreign Investment in the United States ("CFIUS") has the authority to conduct national security reviews of certain foreign investments. CFIUS may impose mitigation conditions to grant clearance of a transaction. The Foreign Investment Risk Review Modernization Act ("FIRRMA"), enacted in 2018, amended the DPA to, among other things, expand CFIUS's jurisdiction beyond acquisitions of control of U.S. businesses. Now, CFIUS also has jurisdiction over certain foreign non-controlling investments in U.S. businesses that involve critical technology or critical infrastructure, or that collect and maintain sensitive personal data of U.S. citizens ("TID U.S. Businesses"), if the foreign investor receives specified triggering rights or access in connection with its investment. We are a TID U.S. Business because we develop and design technologies that would be considered critical technologies. Certain foreign investments in TID U.S. Businesses are subject to mandatory filing with CFIUS. The enhanced scrutiny and potential restrictions on the ability of foreign persons to invest in us could limit our ability to engage in strategic transactions that could benefit our shareholders, including a change of control, and could also affect the price that an investor may be willing to pay for our common stock.

We are subject to trade control laws and regulations; including export controls and stringent U.S. economic sanctions, which could affect our ability to do business with certain customers. Unfavorable changes in these laws and regulations or U.S. government licensing policies, our failure to secure timely U.S. government authorizations under these laws and regulations, or our failure to comply with these laws and regulations could have a material adverse effect on our business, financial condition and results of operation.

Our business is subject to stringent U.S. trade control laws and regulations as well as economic sanctions laws and regulations. We are required to comply with U.S. export control laws and regulations, including ITAR administered by the U.S. Department of State, the EAR administered by the U.S. Department of Commerce's Bureau of Industry and Security ("BIS"), and economic sanctions administered by the Treasury Department's Office of Foreign Assets Control ("OFAC"). Similar laws that impact our business exist in other jurisdictions. These foreign trade controls prohibit, restrict, or regulate our ability to, directly or indirectly, export, deemed export, re-export, deemed re-export or transfer certain hardware, technical data, technology, software, or services to certain countries and territories, entities, and individuals, and for end uses. Violations of applicable export control laws, sanctions, and related regulations could result in criminal and administrative penalties, including fines, possible denial of export privileges, and debarment, which could have a material adverse impact on our business, including our ability to enter into contracts or subcontracts for U.S. government customers.

Pursuant to these foreign trade control laws and regulations, we are required, among other things, to (i) maintain a registration under ITAR, (ii) determine the proper licensing jurisdiction and export classification of products, software, and technology, and (iii) obtain licenses or other forms of U.S. government authorization to engage in the conduct of our space-focused business. The authorization requirement includes the need to get permission to release controlled technology to foreign person employees and other foreign persons. In order to comply with these requirements, we must develop and implement centralized sanctions and export control policies that can be quickly adopted by all the Company's subsidiaries.

The inability to secure and maintain necessary licenses and other authorizations could negatively impact our ability to compete successfully or to operate our spaceflight business as planned. Any changes in sanctions and export control regulations or U.S. government licensing policy, such as those necessary to implement U.S. government commitments to multilateral control regimes, may restrict our operations. Given the significant discretion the government has in issuing, denying or conditioning such authorizations to advance U.S. national security and foreign policy interests, there can be no assurance we will be successful in our current and future efforts to secure and maintain necessary licenses, registrations, or other U.S. government regulatory approvals. In

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addition, changes in U.S. foreign trade control laws and regulations, U.S. foreign policy, or reclassifications of our products or technologies, may restrict our future operations.

Our business is subject to a wide variety of additional extensive and evolving government laws and regulations. Failure to comply with such laws and regulations could have a material adverse effect on our business.

We are subject to a wide variety of laws and regulations relating to various aspects of our business, including with respect to our manufacturing in-space operations, employment and labor, health care, tax, privacy and data security, health and safety, and environmental issues. Laws and regulations at the foreign, federal, state and local levels frequently change, especially in relation to new and emerging industries, and we cannot always reasonably predict the impact from, or the ultimate cost of compliance with, current or future regulatory or administrative changes. We monitor these developments and devote a significant amount of management's time and external resources towards compliance with these laws, regulations and guidelines, and such compliance places a significant burden on management's time and other resources, and it may limit our ability to expand into certain jurisdictions. Moreover, changes in law, the imposition of new or additional regulations or the enactment of any new or more stringent legislation that impacts our business could require us to change the way we operate and could have a material adverse effect on our sales, profitability, cash flows and financial condition.

Failure to comply with these laws, such as with respect to obtaining and maintaining licenses, certificates, authorizations and permits critical for the operation of our business, may result in civil penalties or private lawsuits, or the suspension or revocation of licenses, certificates, authorizations or permits, which would prevent us from operating our business. For example, commercial space launches and the operation of any space transport system in the U.S. require licenses and permits from the FCC and review by other agencies of the U.S. government, including the DoD and NASA. License approval can include an interagency review of safety, operational, national security, and foreign policy and international obligations implications, as well as a review of foreign ownership.

Additionally, regulation of our industry is still evolving, and new or different laws or regulations could affect our operations, increase direct compliance costs for us or cause any third-party suppliers or contractors to raise the prices they charge us because of increased compliance costs. For example, the FCC has an open notice of proposed rulemaking relating to mitigation of orbital debris, which could affect us and our operations. Application of these laws to our business may negatively impact our performance in various ways, limiting the collaborations we may pursue, further regulating the export and re-export of our products, services, and technology from the U.S. and abroad, and increasing our costs and the time necessary to obtain required authorization. The adoption of a multi-layered regulatory approach to any one of the laws or regulations to which we are or may become subject, particularly where the layers are in conflict, could require alteration of our manufacturing processes or operational parameters which may adversely impact our business. We may not be in complete compliance with all such requirements at all times and, even when we believe we are in complete compliance, a regulatory agency may determine that we are not.

Our reputation and ability to do business may be impacted by the improper conduct of our employees, agents or business partners.

We have implemented compliance controls, training, policies and procedures designed to prevent and detect reckless or criminal acts from being committed by our employees, agents or business partners that would violate the laws of the jurisdictions in which we operate, including laws governing payments to government officials, such as the FCPA, the protection of export controlled or classified information, such as ITAR, false claims, procurement integrity, cost accounting and billing, competition, information security and data privacy and the terms of our contracts. This risk of improper conduct may increase as we continue to grow and expand our operations. We cannot ensure, however, that our controls, training, policies and procedures will prevent or detect all such reckless or criminal acts, and we have been adversely impacted by such acts in the past, which have been immaterial in nature. If not prevented, such reckless or criminal acts could subject us to civil or criminal investigations, monetary and non-monetary penalties and suspension and debarment by the U.S. government and could have a material adverse effect on our ability to conduct business, our results of operations and our reputation. In addition, misconduct involving data security lapses resulting in the compromise of personal information or the improper use of our customer's sensitive or classified information could result in remediation costs, regulatory sanctions against us and serious harm to our reputation and could adversely impact our ability to continue to contract with the U.S. government.

Failure to comply with federal, state and foreign laws and regulations relating to privacy, data protection and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection and consumer protection, could adversely affect our business and our financial condition.

We collect, store, process, and use personal information and other customer data, and we rely in part on third parties that are not directly under our control to manage certain of these operations and to collect, store, process and use payment information. Due to the sensitivity of the personal information and data we and these third parties manage and expect to manage in the future, as well as the nature of our customer base, the security features of our information systems are critical. A variety of federal, state and foreign laws and regulations govern the collection, use, retention, storage, destruction, sharing and security of this information. Laws and regulations relating to privacy, data protection and consumer protection are evolving and subject to potentially differing interpretations. These requirements may not be harmonized, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. As a result, our practices may not have complied or may not comply in the future with all such laws, regulations, requirements and obligations.

We are also subject to non-U.S. privacy rules and regulations, such as the EU's General Data Protection Regulation ("GDPR"), the European e-Privacy Regulation and national laws supplementing GDPR, the Data Protection Act of 2018 ("DPA 18") in the United Kingdom, and the EU Privacy and Electronic Communications Regulation. GDPR and DPA 18 require companies to meet stringent requirements regarding the processing of personal data of individuals located in the European Economic Area ("EEA"). GDPR and DPA 18 also include significant penalties for noncompliance, which may result in monetary penalties of up to the higher of €20.0 million or 4% of a group's worldwide revenue for the preceding financial year for the most serious violations. The GDPR, DPA 18, and other similar regulations require companies to give specific types of notice and informed consent is required for certain actions, and the GDPR also imposes additional conditions in order to satisfy such consent, such as bundled consents.

We cannot determine the impact any future laws, regulations and standards may have on our business. Complying with these evolving obligations is costly. Expanding definitions and interpretations of what constitutes "personal data" (or the equivalent) within the U.S., the EEA and elsewhere may increase our compliance costs and legal liability.

In addition, a significant data breach or any failure, or perceived failure, by us to comply with any federal, state or foreign privacy or consumer protection-related laws, regulations or other principles or orders to which we may be subject or other legal obligations relating to privacy or consumer protection could adversely affect our reputation, brand and business, and may result in claims, investigations, proceedings, litigation, or enforcement actions against us by governmental entities. This may result in penalties, liabilities or loss, increased compliance or operational costs, or otherwise require us to change our operations and/or cease using certain data sets. Depending on the nature of the information compromised, we may also have obligations to notify users, law enforcement or payment companies about the incident and may need to provide some form of remedy for the individuals affected by the incident.

We are subject to environmental regulation and may incur substantial costs.

We are subject to federal, state, local and foreign laws, regulations and ordinances relating to the protection of the environment, including those relating to emissions to the air, discharges to surface and subsurface waters, safe drinking water, greenhouse gases and the management of hazardous substances, oils and waste materials. Federal, state and local laws and regulations relating to the protection of the environment may require a current or previous owner or operator of real estate to investigate and remediate hazardous or toxic substances or petroleum product releases at or from the property. Under federal law, generators of waste materials, and current and former owners or operators of facilities, can be subject to liability for investigation and remediation costs at locations that have been identified as requiring response actions. Compliance with environmental laws and regulations can require significant expenditures. In addition, we could incur costs to comply with such current or future laws and regulations, the violation of which could lead to substantial fines and penalties.

We may have to pay governmental entities or third parties for property damage and for investigation and remediation costs that they incurred in connection with any contamination at our current and former facilities without regard to whether we knew of or caused the presence of the contaminants. Liability under these laws may be strict, joint and several, meaning that we could be liable for the costs of cleaning up environmental contamination regardless of fault or the amount of waste directly attributable to us. Even if more than one person may have been responsible for the contamination, each person covered by these environmental laws may be held responsible for all of the clean-up costs incurred. Environmental liabilities could arise and have a material adverse effect on our financial condition and performance. We do not believe, however, that pending environmental regulatory developments in this area will have a material effect on our capital expenditures or otherwise materially adversely affect its operations, operating costs, or competitive position.

Changes in tax laws or regulations may increase tax uncertainty and adversely affect results of our operations and our effective tax rate.

The Company is subject to taxes in the U.S. and certain foreign jurisdictions. Due to economic and political conditions, tax rates in various jurisdictions, including the U.S., may be subject to change. The Company's future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws or their interpretation. In addition, the Company may be subject to income tax audits by various tax jurisdictions. Although the Company believes its income tax liabilities are reasonably estimated and accounted for in accordance with applicable laws and principles, an adverse resolution by one or more taxing authorities could have a material impact on the results of its operations.

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Certain U.S. state tax authorities may assert that we have a state nexus and seek to impose state and local income taxes, which could harm our results of operations.

There is a risk that certain state tax authorities where we do not currently file a state income tax return could assert that we are liable for state and local income taxes based upon income or gross receipts allocable to such states. States are becoming increasingly aggressive in asserting a nexus for state income tax purposes. If a state tax authority successfully asserts that our activities give rise to a nexus, we could be subject to state and local taxation, including penalties and interest attributable to prior periods. Such tax assessments, penalties and interest may adversely impact our results of operations.

If we cannot successfully protect our intellectual property, our business could suffer.

We rely on a combination of intellectual property rights, contractual protections, and other practices to protect our proprietary information, technologies and processes. We primarily rely on patent, copyright and trade secret laws to protect our proprietary technologies and processes, including the operations systems and technology we use throughout our business. Others may independently develop the same or similar technologies and processes or may improperly acquire and use information about our technologies and processes, which may allow them to provide products and services similar to ours, which could harm our competitive position. To the extent we pursue additional patent protection for our innovations, patents we may apply for may not issue, and patents that do issue or that we acquire may not provide us with any competitive advantages or may be challenged by third parties. There can be no assurance that any patents we obtain will adequately protect our inventions or survive a legal challenge, as the legal standards relating to the validity, enforceability, and scope of protection of patent and other intellectual property rights are uncertain. We may be required to spend significant resources to monitor and protect our intellectual property rights, and the efforts we take to protect our proprietary rights may not be sufficient.

We rely in part on trade secrets, proprietary know-how and other confidential information to maintain our competitive position. Although we enter into confidentiality and invention assignment agreements with our employees and consultants, and enter into confidentiality agreements with the parties with whom we have strategic relationships and business relationships, no assurance can be given that these agreements will be effective in controlling access to and distribution of our proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our technologies.

To protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights, and we may or may not be able to detect infringement by third parties. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management's attention and resources, could delay future sales and introductions of new capabilities, result in our substituting inferior or more costly technologies into our business, or injure our reputation. In addition, we may be required to license additional technology from third parties to develop and market new capabilities, and we cannot assure you that we could license that technology on commercially reasonable terms or at all, and our inability to license this technology could harm our ability to compete.

Our technology may violate the proprietary rights of third parties, which could have a negative impact on our operations.

If any of our technology violates proprietary rights, including copyrights and patents, third parties may assert infringement claims against us. Certain software modules and other intellectual property used by us make use of or incorporate licensed software components and other licensed technology. These components are developed by third parties over whom we have no control. Any claims brought against us may result in limitations on our ability to use the intellectual property subject to these claims. We may be required to redesign our offerings or services or to obtain licenses from third parties to continue our offerings without substantially re-engineering such products or systems. Our intellectual property rights may be invalidated, circumvented, challenged, infringed or required to be licensed to others. An infringement or misappropriation could harm any competitive advantage we currently derive or may derive from our proprietary rights.

Risks Related to Financing and Ownership of our Securities

We have a substantial amount of debt. Our ability to operate is limited by the agreements governing our debt.

As of December 31, 2024, we had $126.6 million of total debt outstanding and up to $15.0 million of additional borrowing capacity under our revolving credit facility. Subject to the limits contained in some of the agreements governing our outstanding debt, we may incur additional debt in the future. Our maintenance of higher levels of indebtedness could have adverse consequences including impairing our ability to obtain additional financing in the future

Our level of debt places significant demands on our cash resources, which could:

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- make it more difficult to satisfy our outstanding debt obligations;

- require us to dedicate a substantial portion of our cash for payments related to our debt, reducing the amount of cash flow available for working capital, capital expenditures, entitlement of our real estate assets, contributions to our tax-qualified pension plan, and other general corporate purposes;

- limit our flexibility in planning for, or reacting to, changes in the industries in which we compete;

- place us at a competitive disadvantage with respect to our competitors, some of which have lower debt service obligations and greater financial resources than we do;

- limit our ability to borrow additional funds;

- limit our ability to expand our operations through acquisitions; and

- increase our vulnerability to general adverse economic and industry conditions. If we are unable to generate sufficient cash flow to service our debt and fund our operating costs, our liquidity may be adversely affected.

We may require substantial additional funding to finance our operations, but adequate additional financing may not be available when we need it, on acceptable terms or at all.

Our primary sources of liquidity are cash flows provided by operations and access to existing credit facilities. Since inception, we have incurred net losses and have used our cash to fund capital expenditures, costs associated with our acquisitions, and costs associated with the Merger, among other uses. We have and may continue to experience net cash outflows from operating activities as we continue to grow our business. As of December 31, 2024, our available liquidity totaled $48.7 million, which was comprised of $33.7 million in cash and cash equivalents, and $15.0 million in available borrowings from our existing credit facilities. Additionally, we had restricted cash of $15.4 million, which consists of a cash-collateralized standby letter of credit for a submitted proposal. Included in the restricted cash balance is $7.8 million of proceeds received from third-parties that is refundable except in certain limited circumstances.

We believe that our existing sources of liquidity will be sufficient to meet our working capital needs for at least the next twelve months from the date on which our consolidated financial statements were issued. However, our current liquidity may not be sufficient to meet the required long-term liquidity needs, in addition to our other liquidity needs associated with our capital expenditures, debt payments, and other investing and financing requirements. In the future, we could be required to raise capital through additional public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. We may sell additional equity securities or debt securities in one or more transactions at prices and in a manner as we may determine from time to time. If we sell any such securities in subsequent transactions, our current investors could be materially diluted further. Any debt financing, if available, may involve restrictive covenants and could reduce our operational flexibility or profitability. If we cannot raise funds on acceptable terms, we may not be able to grow our business or respond to competitive pressures.

The issuance and sale of shares of our Series A Convertible Preferred Stock has reduced the relative voting power of holders of our common stock and diluted the ownership of holders of our capital stock.

On October 28, 2022 and November 3, 7 and 8, 2022, we issued an aggregate of 81,250 shares of Series A Convertible Preferred Stock (the "Convertible Preferred Stock") to AE Industrial Partners Fund II, LP ("AEI Fund II") and AE Industrial Partners Structured Solutions I, LP ("AEI Structured Solutions"), affiliates of AEI, BCC Redwire Aggregator, L.P. ("Bain Capital"), and certain other investors (collectively, the "Investors"). Shares of the Convertible Preferred Stock are immediately and currently convertible into approximately 36,416,297 shares of common stock and, on an as-converted basis represent approximately 35% of Redwire's outstanding common stock assuming conversion of the Series A Convertible Preferred Stock as of December 31, 2024. Shares of Series A Convertible Preferred Stock vote as one class with our common stock, on an as-converted basis. Therefore, the issuance and sale of Series A Convertible Preferred Stock resulted in the immediate and substantial dilution to the ownership interests of the holders of our common stock.

AEI and Bain Capital have significant influence over us, which could limit other investors' ability to influence the outcome of key transactions.

As of December 31, 2024, AEI and Bain Capital own 40,164.54 and 66,818.14 shares of our Series A Convertible Preferred Stock, respectively, which is currently convertible into approximately 13,467,664 and 22,390,163 shares of our outstanding common stock, respectively, or approximately 13% and 22% of Redwire's outstanding common stock assuming conversion of the Series A Convertible Preferred Stock, respectively. The Series A Convertible Preferred Stock votes with our common stock on an as-converted basis. Additionally, as of December 31, 2024, AEI owned 35,687,607 shares of our outstanding common stock and 2,000,000 of our warrants.

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We have the option to issue dividends payable on the Series A Convertible Preferred Stock by issuing additional shares of Series A Convertible Preferred Stock in satisfaction of such dividend ("PIK Dividend") and in the future may satisfy any such dividends payable with respect to the Series A Convertible Preferred Stock as PIK Dividends. As a result of the voting rights of the Series A Convertible Stock and the degree of concentration of voting power (and the potential for such power to increase upon the purchase of additional stock and/or the payment of PIK Dividends), AEI and Bain Capital have the ability to significantly influence the outcome of any matter submitted for the vote of the holders of our common stock, and as a result, your ability to elect members of our Board of Directors ("Board") and influence our business and affairs, including any determinations with respect to mergers or other business combinations, the acquisition or disposition of assets, or the issuance of any additional common stock or other equity securities, is diminished.

In addition, AEI and Bain Capital have representation on the Board and have significant control over the management and affairs of the Company. AEI may nominate five designees to our Board and, under the terms of the Bain Capital Investment Agreement (as defined below), for so long as Bain Capital beneficially owns shares of the Company's common stock in the aggregate and on as-converted basis, at least equal to 50% of the number of shares of common stock that it held on an as-converted basis immediately following the consummation of the Bain Capital investment, Bain Capital will have the right to designate one member to the Board. Circumstances may occur in which the interests of AEI and Bain Capital could conflict with the interests of holders of other outstanding capital stock, including our common stock.

Additionally, as long as AEI and Bain Capital continue to beneficially own at least 25% of the aggregate number of shares of Series A Convertible Preferred Stock originally issued to each of them, we may not undertake certain actions without the prior approval of each of Bain Capital and AEI, and in the event that Bain Capital or AEI does not continue to hold 25% of the aggregate number of shares of Series A Convertible Preferred Stock originally issued to them, we may not undertake certain actions without the prior approval of the holders of a majority of the issued and outstanding shares of Series A Convertible Preferred Stock in the aggregate. Prior to obtaining the approvals described by the foregoing, subject to certain exceptions, we must not: (1) create or authorize the creation of (including by increasing the authorized amount of) or issue any senior securities or parity securities or any securities convertible into or exercisable or exchangeable for any senior security or parity security, or amend or alter the Company's Certificate of Incorporation to increase the number of authorized shares of Series A Convertible Preferred Stock, (2) reclassify or modify any existing class or series of equity securities in a manner that would result in such class or series of equity securities being senior to or on parity with the Series A Convertible Preferred Stock, (3) issue any shares of Series A Convertible Preferred Stock in excess of 10% of the number of shares of Series A Convertible Preferred Stock initially purchased by Bain Capital and AEI in the aggregate, (4) decrease the number of authorized shares of Series A Convertible Preferred Stock, (5) alter, change or amend the terms, rights, preferences or privileges of the Series A Convertible Preferred Stock in any manner, (6) amend, waive, alter or repeal any provision of the Company's Certificate of Incorporation, Bylaws or comparable organizational documents in a manner that would adversely affect the Series A Convertible Preferred Stock or the rights, preferences or privileges of the Series A Convertible Preferred Stock, (7) declare or pay a dividend or distribute cash or property through dividends or other distributions in respect of any junior securities, (8) redeem, purchase or otherwise acquire any junior securities, (9) create or hold any of the Company's capital stock in any subsidiary that is not a wholly-owned subsidiary or dispose of any subsidiary capital stock or all or substantially all of any subsidiary's assets, or (10) commence any voluntary liquidation, bankruptcy, dissolution, recapitalization, reorganization or assignment to the Company's creditors. These restrictions may hinder our ability to execute on our growth strategy or prevent us from implementing parts of our business plan.

Further, from and after the seventh anniversary of the issuance of the Series A Convertible Preferred Stock, for so long as each of AEI and Bain Capital has record and beneficial ownership, in the aggregate and on an as-converted basis, at least equal to 50% of the number of shares of common stock issued to such investor, on an as-converted basis, as of the date of such issuance, AEI or Bain Capital, as applicable, individually has the right to cause the Company to retain an investment banker to identify and advise the Company regarding opportunities for a company sale and participate on Company's behalf in negotiations for, and to assist the Company in conducting, such company sale. The interests of AEI and Bain Capital to encourage a company sale could conflict with the interests of holders of other outstanding capital stock, including our common stock.

Provisions in our Certificate of Designation (the "Certificate of Designation") may delay or prevent our acquisition by a third party, which could also reduce the market price of our capital stock.

Certain rights of the holders of the Series A Convertible Preferred Stock could make it more difficult or more expensive for a third party to acquire us. Holders of Series A Convertible Preferred Stock have certain repurchase, preemptive, conversion and consent rights. These provisions may make it more costly for a potential acquirer to engage in a business combination transaction with us.

If any of certain fundamental changes were to occur, we or the surviving entity would be required to make an offer to repurchase, at the option and election of the holders thereof, for cash each share of Series A Convertible Preferred Stock then outstanding. The repurchase price of the Series A Convertible Preferred Stock is equal to the greater of (a) (i) 100% of the applicable accrued value as of the repurchase date plus (ii) if prior to October 28, 2027, the aggregate amount of all dividends that would have been paid in respect of an outstanding share of such series of Series A Convertible Preferred Stock from the repurchase date through October 28, 2027 and

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(b) the amount that such holder would have received in such fundamental change with respect to such share of Series A Convertible Preferred Stock if all shares of Series A Convertible Preferred Stock had been converted into shares of common stock on the business day immediately prior to the effective date of the relevant fundamental change. However, if in connection with a fundamental change the consideration received by holders of our common stock consists of cash and common stock meeting certain liquidity requirements of an issuer with a market capitalization greater than $600 million, then the repurchase price paid to the holders of Series A Convertible Preferred Stock will consist of (a) cash in the amount of the applicable accrued value as of the repurchase date and (b) a number of shares of such common stock equal to the excess of the repurchase price such holder would have received in cash, as applicable, over such accrued value. These features of the Series A Convertible Preferred Stock could increase the cost of acquiring us or otherwise discourage a third party from acquiring us or removing incumbent management. Provisions that have the effect of potentially discouraging, delaying or preventing such a transaction could limit the opportunity for our shareholders to receive a premium for their shares of our capital stock and could also affect the price that some investors are willing to pay for our capital stock.

Our Series A Convertible Preferred Stock has rights, preferences and privileges that are not held by, and are preferential to, the rights of holders of our other outstanding capital stock.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our Series A Convertible Preferred Stock are entitled to receive certain payments (i) prior to any amounts paid to holders of our common stock and each other class or series of our capital stock now existing or hereafter authorized, the terms of which do not expressly provide that such class or series ranks either senior to, or on parity with, the Series A Convertible Preferred Stock, and (ii) on parity with each other class or series of our capital stock established in the future, the terms of which expressly provide that such class or series ranks on a parity basis with the Series A Convertible Preferred Stock. Therefore, in the event of our voluntary or involuntary liquidation, dissolution, or winding-up of our affairs, no distribution of our assets may be made to holders of our common stock until we have paid to holders of the Series A Convertible Preferred Stock then outstanding the greater of (a) the greater of (i) two times the initial value of the shares of Series A Convertible Preferred Stock and (ii) the accrued value of such shares of Series A Convertible Preferred Stock as of the date of such liquidation and (b) the amount that such holder would have received with respect to such share of Series A Convertible Preferred Stock based on its accrued value if all shares of Series A Convertible Preferred Stock had been converted at their accrued value (regardless of whether they were actually converted and without regard to any limitations on convertibility or as to whether sufficient shares of common stock are available out of the Company's authorized but unissued stock for the purpose of effecting such conversion) into shares of common stock on the business day immediately prior to the liquidation. However, in the event of a bankruptcy, liquidation, dissolution, or winding-up of our affairs, our assets will be available to pay obligations on the Series A Convertible Preferred Stock only after all of our secured and unsecured indebtedness has been paid. This could reduce the remaining amount of our assets, if any, available to distribute to holders of our capital stock.

Our obligations to the holders of Series A Convertible Preferred Stock could limit our ability to obtain additional financing or increase our borrowing costs, which could have an adverse effect on our financial condition. These preferential rights could also result in divergent interests between the holders of shares of our Series A Convertible Preferred Stock and other holders of our capital stock.

There may be sales of a substantial amount of our common stock by our current shareholders, and these sales could cause the price of our common stock to fall.

As of December 31, 2024, there were 67,002,370 shares of our common stock outstanding. Substantially all of our issued and outstanding shares are freely transferable, except for any shares held by our "affiliates," as that term is defined in Rule 144 under the Securities Act. Future sales of our common stock may cause the market price of our securities to drop significantly, even if our business is doing well.

We are party to an Investor Rights Agreement, dated March 25, 2021 (the "Investor Rights Agreement"), pursuant to which AEI, Genesis Park Holdings and the other parties thereto are entitled to demand that we register the resale of their securities subject to certain minimum requirements. Shareholders who are party to the Investor Rights Agreement also have certain demand and "piggyback" registration rights with respect to the securities held by such parties. In addition, pursuant to the Registration Rights Agreements, dated October 28, 2022, by and among us and the Investors (the "Series A Registration Rights Agreement"), we will be required to file a shelf registration statement to permit the public resale of the shares of common stock underlying the Investors' Series A Convertible Preferred Stock, and each party will also have additional demand and "piggyback" registration rights with respect to those shares.

Upon effectiveness of any registration statement we file pursuant to the Investor Rights Agreement or the Series A Registration Rights Agreement, these parties may sell large amounts of our common stock in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in our stock price or putting significant downward pressure on the price of our common stock.

Sales of substantial amounts of our common stock in the public market or the perception that such sales will occur, could adversely affect the market price of our common stock and make it difficult for us to raise funds through securities offerings in the future.

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Risks Related to Being a Public Company

We may not be able to remain in compliance with the continued listing requirements of the NYSE, and if the NYSE delists our common stock, it would have an adverse impact on the trading, liquidity and market price of our common stock.

The Company's common stock is listed on the NYSE under the symbol "RDW". The price of our common stock may be adversely affected due to, among other things, our financial results and market conditions. There can be no assurance that we will continue to remain in compliance with the NYSE's minimum price rule for our common stock or that we will remain in compliance with any of the other applicable continued listing standards of the NYSE.

Any failure to remain in compliance with the NYSE's continued listing standards, and any subsequent failure to timely resume compliance with the NYSE's continued listing standards within the applicable cure period, could have adverse consequences including, among others, reducing the number of investors willing to hold or acquire our common stock, reducing the liquidity and market price of our common stock, adverse publicity and a reduced interest in us from investors, analysts and other market participants. In addition, a suspension or delisting could impair our ability to raise additional capital through the public markets and our ability to attract and retain employees by means of equity compensation.

We may issue additional common stock or other equity securities which could dilute our shareholders' ownership interests.

We may issue additional shares of common stock or other equity securities in the future in connection with, among other things, future acquisitions, repayment of outstanding indebtedness or grants under the Redwire Corporation 2021 Omnibus Incentive Plan without shareholder approval in a number of circumstances. Our issuance of additional common stock or other equity securities of equal or senior rank would have the following effects:

- our existing shareholders' proportionate ownership interest will decrease;
- the amount of cash available per share, including for payment of dividends in the future, may decrease;
- the relative voting strength of each previously outstanding share of common stock may be diminished; and
- the market price of our common stock may decline.

A market for our common stock may not be sustained and the market price of our common stock and warrants has and may continue to fluctuate due to numerous circumstances beyond our control.

An active trading market for our common stock may not be sustained and the market price for our common stock and warrants has and may continue to be volatile, due to many factors, some of which may be beyond our control. Factors affecting the trading price of our common stock may include:

- actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to it;
- changes in the market's expectations about our operating results;
- success of competitors;
- our operating results failing to meet market expectations in a particular period;
- changes in financial estimates and recommendations or comments by securities analysts or other third parties concerning us or the aerospace and defense industry and market in general;
- future announcements or press coverage concerning our business or our competitors' businesses and the public's reaction to such announcements, press coverage or releases, and filings with the SEC;
- operating and stock price performance of other companies that investors deem comparable to us;
- the size of our public float;
- "short squeezes" and meme-like trading of our common stock or the common equity of companies in our industry;
- our ability to market new and enhanced products on a timely basis;
- changes in laws and regulations affecting our business;
- commencement of, or involvement in, litigation involving us;
- changes in its capital structure, such as future issuances of securities or the incurrence of additional debt;
- the volume of shares of common stock available for public sale;

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- any significant change in our board or management;

- sales of substantial amounts of common stock by our directors, executive officers or significant shareholders or the perception that such sales could occur; and

- general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may depress the market price of our common stock irrespective of our operating performance. The stock market in general and NYSE have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. Volatility in the market price of our common stock may prevent investors from being able to sell their shares of common stock at or above their purchase price or at all and price volatility may be greater if the public float and trading volume of our common stock is low. A decline in the market price of our common stock also could adversely affect its ability to issue additional securities and its ability to obtain additional financing in the future.

Additionally, investors may purchase shares of our common stock to hedge existing exposure or to speculate on the price of our common stock. Speculation on the price of our common stock may involve long and short exposures. To the extent aggregate short exposure exceeds the number of shares of our common stock available for purchase on the open market, investors with short exposure may have to pay a premium to repurchase shares of our common stock for delivery to lenders of our common stock. Those repurchases may, in turn, dramatically increase the price of shares of our common stock until additional shares of our common stock are available for trading or borrowing. This is often referred to as a "short squeeze."

A "short squeeze" could lead to volatile price movements in shares of our common stock that are unrelated or disproportionate to our operating performance or prospects and, once investors purchase the shares of our common stock necessary to cover their short positions, the price of our common stock may rapidly decline. Investors that purchase shares of our common stock during a short squeeze may lose a significant portion of their investment.

We do not anticipate paying dividends on our common stock for the foreseeable future.

We do not anticipate that our Board will declare dividends on our common stock in the foreseeable future. In addition, the ability of our Board to pay such dividend in the future may be restricted by our debt documents, our holding company structure and capital requirements at our subsidiaries. Because we do not pay dividends on our common stock, and do not anticipate paying dividends on our common stock for the foreseeable future, the price of our common stock must appreciate in order for you to realize a gain on your investment. This appreciation may not occur.

We identified material weaknesses in internal control over financial reporting. Until we remediate these material weaknesses or if we identify additional material weaknesses, we may not be able to accurately and timely report our financial results, in which case our business may be harmed and investors may lose confidence in the accuracy and completeness of our financial reports.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). We identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Material Weaknesses in Internal Control over Financial Reporting

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

In connection with the Company's evaluation of internal control over financial reporting, the following material weaknesses have been identified:

- We have not consistently established appropriate authorities and responsibilities in pursuit of financial reporting objectives, as demonstrated by, among other things, insufficient segregation of duties in our finance and accounting functions.

- We did not design and maintain formal accounting policies, procedures and controls to achieve complete, accurate and timely financial accounting, reporting and disclosures, including controls over the preparation and review of business performance reviews, account reconciliations, journal entries and contract estimates used in determining the recognition of revenue.

These material weaknesses could result in misstatements of substantially all accounts and disclosures that could result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

In addition, we did not design and maintain effective information technology ("IT") general controls for information systems that are relevant to the preparation of the consolidated financial statements. Specifically, we did not design and maintain:

- program change management controls to ensure that information technology program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized, and implemented appropriately;

- user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate Company personnel;

- computer operations controls to ensure that critical batch jobs are monitored and data backups are authorized and monitored; and

- testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements.

The IT deficiencies, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement of one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected.

The material weaknesses above did not result in a material misstatement to the consolidated financial statements presented in this Annual Report on Form 10-K, nor in any restatements of consolidated financial statements previously reported by us.

Remediation Plans

We are in the process of implementing measures designed to improve our internal control over financial reporting and remediate the deficiencies that led to the material weaknesses, including training, designing and implementing new control activities, and enhancing existing control activities.

- We engaged a third-party global consulting firm to accelerate the design of new controls or enhance existing controls to ensure timely and accurate financial reporting across our operations in both the U.S. and Europe.

- We will continue to conduct training and document our processes and procedures, including accounting policies, and implement a comprehensive financial closing process checklist with additional layers of reviews. We are also in the process of standardizing controls, processes and policies across the Company to ensure consistent application including controls over the preparation and review of business performance reviews, account reconciliations, journal entries and contract estimates used in determining the recognition of revenue.

- We are in the process of performing an assessment of all IT systems that provide data for financial reporting purposes and consolidating systems where appropriate, including, but not limited to, implementing one enterprise resource planning ("ERP") system for our U.S. operations and one ERP system for our Europe operations. As part of this assessment, we will be designing, implementing and documenting IT general controls.

We are working to remediate the material weaknesses as efficiently and effectively as possible and expect full remediation for our U.S. operations will likely be complete by December 31, 2025 and full remediation for our Europe operations will likely go beyond December 31, 2025. At this time, we cannot provide an estimate of costs expected to be incurred in connection with implementing this remediation plan; however, these remediation measures will be time consuming, will result in the Company incurring additional costs, and will place additional demands on our financial and operational resources.

If we are unable to successfully remediate existing or any future material weaknesses in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected, investors may lose confidence in our financial reporting, and/or we could become subject to litigation or investigations by the New York Stock Exchange ("NYSE"), the SEC or other regulatory authorities.

Item 1B. Unresolved Staff Comments

None.

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Item 1C. Cybersecurity

Risk Management and Strategy

Redwire is committed to maintaining the trust and confidence of our stakeholders, which includes taking appropriate technical and organizational measures for maintaining information security and data privacy. Cybersecurity is critical to advancing our "Heritage plus Innovation" strategy and enabling our digital transformation efforts. We face a multitude of cybersecurity threats that range from attacks common to most industries, such as ransomware and denial-of-service, to attacks from more advanced and persistent, highly organized adversaries, including nation state actors, that target the defense industrial base and other critical infrastructure sectors. Our customers, suppliers, subcontractors and joint venture partners face similar cybersecurity threats, and a cybersecurity incident impacting us or any of these entities could materially adversely affect our operations, performance and results of operations. These cybersecurity threats and related risks make it imperative that we strive to be a leader in the information security field, and we expend considerable resources on cybersecurity.

Our corporate information technology department, which maintains our cybersecurity function, is led by our Chief Information Officer ("CIO"), who reports to our Chief Financial Officer ("CFO") and has direct access to the CEO regarding information technology and cybersecurity related matters. The Chief Information Security Officer ("CISO") reports to the CIO and has direct access to the CEO regarding cybersecurity matters. The CISO is responsible for our Company's information security strategy, policy, security engineering, operations and cyber threat detection and response. Our current CIO and CISO have extensive information technology, cybersecurity and project management experience. Our CIO is a cyber defense, operations and communications officer as a U.S. Navy information professional. Our CISO has over 35 years in various information technology roles, including experience with three other public companies and is a certified information systems security professional ("CISSP") and DoD information systems security manager. The CISO manages a team of cybersecurity professionals with broad experience and expertise, and have an average of over 15 years in various roles involving information technology, including security and compliance. The corporate cybersecurity and compliance department manages and continually enhances our enterprise security structure with the ultimate goal of preventing cybersecurity incidents to the extent feasible, while simultaneously increasing our system resilience in an effort to minimize the business impact should an incident occur.

In order to assess, identify and manage information security and cybersecurity threats, the Company has implemented a cybersecurity program that includes risk assessment and prevention measures to facilitate communication, training, awareness and incident response procedures. These are integrated into our overall enterprise risk management ("ERM") process. To the extent the ERM process identifies a heightened cybersecurity related risk, risk owners are assigned to develop risk mitigation plans, which are then tracked to completion. The ERM process' annual risk assessment is presented to the Board.

The Company maintains policies and procedures to ensure timely and appropriate notifications to relevant parties and regulators as required for cybersecurity threats and data breaches. A designated incident response team is responsible for the execution of Redwire's data breach response plan. Comprised of Company officers who serve across several functions, the incident response team includes the Company's CISO, CIO, General Counsel, CFO, Chief Accounting Officer, Cybersecurity Manager and cybersecurity professionals or other employees from the Company's information technology, finance, compliance and human resources functions support the incident response team, including with respect to diagnosing and mitigating cybersecurity events.

Our cybersecurity policies and frameworks are based on industry and governmental standards to align closely with DoD requirements, instructions and guidance. The Company has adopted the National Institute of Standards and Technology ("NIST") Special Procedure (SP) 800-171, NIST Cybersecurity Framework and Zero Trust Framework. The NIST SP 800-171 is to ensure compliance for protecting controlled unclassified information for U.S. Government projects as contractually required. The NIST Cybersecurity Framework models the best practices for security and the capabilities needed to identify, protect, detect and respond to cybersecurity risks and events, while the Zero Trust Framework addresses security challenges. The Company is pursuing the U.S. DoD Cybersecurity Maturity Model Certification (CMMC) in 2025. We evaluate our physical, electronic and administrative safeguards on a continuous basis to ensure they are effectively deployed across the business.

The Company has implemented cybersecurity tools to enable a Zero Trust Network Access that includes an Internet Intrusion detection and response combined with an always-on virtual private network solution to reduce our external exposure. We utilize third-party tools to protect Redwire data and implemented the security and data protection technologies. The Company utilizes the industry leading endpoint protection tool recognized by Gartner. We employ threat protection firewalls at our facilities and perform network and vulnerability monitoring with industry leading tools.

We also work with trusted and leading third parties to help us assess and strengthen our information security program.We engage third-party services to conduct evaluations of our security controls, whether through penetration testing, independent audits or consulting on best practices to address new challenges. These evaluations include testing both the design and operational effectiveness of security controls.

We have implemented controls designed to identify and mitigate cybersecurity threats associated with our use of third-party service providers. Such providers are subject to security risk assessments at the time of onboarding, contract renewal, and upon detection of an

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increase in risk profile. We use a variety of inputs in such risk assessments, including information supplied by providers and third parties. In addition, we require our providers to meet appropriate security requirements, controls and responsibilities and investigate security incidents that have impacted our third-party providers, as appropriate.

Similar to many other companies, we experience attempts to gain unauthorized access to our systems and information on a regular basis, and a number of our employees work remotely, which creates additional opportunities for cybercriminals to exploit vulnerabilities. Despite our security measures, including employee training, our information technology and infrastructure are vulnerable to cyber-attacks, malicious intrusions, breakdowns, destruction, loss of data privacy, breaches due to employee error, malfeasance or other disruptions and we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on our operations or financial results. See Item 1A. "Risk Factors" for further discussion of these risks.

Governance

The Company's Board is responsible for the oversight of management's process for identifying and mitigating risks, including cybersecurity risks.IT leadership of the Company briefs the Board on a quarterly basis regarding information security matters, including the current cybersecurity landscape, progress on information security initiatives and accomplishments, and an information security dashboard. The Board is apprised of cybersecurity incidents concluded to have a moderate or higher business impact, even if immaterial to us. In the event of an incident, we intend to follow our incident response process, which outlines the steps to be followed from incident detection to mitigation, recovery and notification, including notifying functional areas (e.g. legal), as well as senior leadership and the Board, as appropriate.

Item 2. Properties

We operate from 14 locations in the United States and 3 locations in Europe consisting of offices, warehouses, service centers, laboratories and other facilities approximating 393,000 square feet as of December 31, 2024. The Company also retains use of additional storage and administrative space as needed to support operations, which are not included in the table below.

We lease all of our properties. The majority of leases are for varying term lengths up to nine years. Our locations range in size from approximately 2,400 to 52,800 square feet.

Our headquarters is located in Jacksonville, Florida, in proximity to major NASA and other space offices and operations. In North America we have four facilities in California and Colorado, respectively, two facilities in Florida, and one facility in Indiana, Massachusetts, New Mexico and Virginia, respectively. In Europe, we have one facility in Luxembourg, Belgium and Poland, respectively. Each of these facilities is strategically located near major national security or civil space community facilities, key customer facilities, commercial space centers and/or prestigious engineering talent pools.

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We believe that our properties are in good operating condition and believe the productive capacity of our properties is adequate to meet current contractual requirements and those for the foreseeable future. We may improve, replace or reduce facilities as considered appropriate to meet the needs of our operations. Our current facilities have supported the development of technology that is transforming the space industry, and the current footprint is sufficient to support near-term growth. However, as we continue to grow, we plan to continue and even accelerate the pace of leasehold improvements so that our facility capacity is not a limiting factor on our growth. Expansion and reconfiguration of our existing facilities are also being studied to support further growth and cost optimization in the future.

Item 3. Legal Proceedings

The Company is subject to litigation, claims, investigations and audits arising from time to time in the ordinary course of business. Although legal proceedings are inherently unpredictable, the Company believes that it has valid defenses with respect to any matters currently pending against the Company and intends to defend itself vigorously. Excluding pending matters referenced below, the outcome of these matters, individually and in the aggregate, is not expected to have a material impact on the Company's consolidated financial statements.

For additional information on pending matters, please refer to Note N – Commitments and Contingencies of the accompanying notes to the consolidated financial statements. For further information on the risks associated with existing and future investigations, lawsuits, arbitration, claims, enforcement actions and other legal proceedings, please refer to Item 1A. "Risk Factors."

Item 4. Mine Safety Disclosures

Not Applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock and public warrants are listed on the New York Stock Exchange and trade under the symbols "RDW" and "RDW WS", respectively. Each public warrant entitles the registered holder to purchase one share of our common stock at a price of $11.50 per share, subject to certain adjustments. As of March 7, 2025, there were 75,573,294 shares of common stock outstanding and 2,492,450 public warrants outstanding.

Holders

As of March 7, 2025, there were 23 holders of our common stock and 6 holders of our warrants of record. These numbers do not include an estimate of the indeterminate number of beneficial holders whose shares and warrants may be held by brokerage firms and clearing agencies.

Dividends

We have never declared dividends on our common stock and we do not anticipate paying cash dividends in the foreseeable future. Any decisions to declare and pay dividends in the future will be made at the discretion of our Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board may deem relevant.

Recent Sales of Unregistered Securities; Use of Proceeds from Registered Offerings

On May 1, 2024 and November 1, 2024, in accordance with the Convertible Preferred Stock Certificate of Designation, the Company issued 7,022.45 and 7,736.65 shares, respectively, of Series A Convertible Preferred Stock to holders of record as of April 15, 2024 and October 15, 2024, respectively, as a dividend paid-in-kind on the Convertible Preferred Stock. The issuance is exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Stock Performance Graph

Not applicable.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis is provided as a supplement to, and should be read in conjunction with the consolidated financial statements and accompanying notes included in this Annual Report on Form 10-K. Certain information contained in this discussion and analysis includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, please refer to Item 1A. "Risk Factors" and the "Cautionary Note Regarding Forward-Looking Statements" sections of this Annual Report on Form 10-K. Unless the context otherwise requires, all references in this section to the "Company," "Redwire," "we," "us" or "our" refer to Redwire Corporation and its consolidated subsidiaries.

Business Overview

Redwire is a global leader in mission critical space solutions and high-reliability space infrastructure for the next generation space economy. Our "Heritage plus Innovation" strategy enables us to combine decades of flight heritage with an agile and innovative culture creating new, innovative technologies which are the building blocks of space infrastructure for government and commercial customers.

Redwire's primary business model is providing mission critical solutions based on core space infrastructure offerings for government and commercial customers through long-duration projects. We are developing critical space infrastructure that is impacting our terrestrial economy in areas, such as national security, global defense, telecommunications, navigation and timing, and Earth observation. Our core space infrastructure offerings include a broad array of modern products and services, which have been enabling space missions since the 1960s and have been flight-proven on over 200 spaceflight missions, including missions such as the National Aeronautics and Space Administration's ("NASA") Artemis program, New Horizons and Perseverance, the Space Forces' GPS, and the European Space Agency's ("ESA") Project for On-Board Autonomy ("PROBA") programs. We are also a provider of innovative technologies with the potential to help transform the economics of space and create new markets for its exploration and commercialization.

Recent Developments

Selected year-over-year financial performance metrics and operational developments for the year ended December 31, 2024, are described below.

- Revenues increased 25% for the year ended December 31, 2024 compared to the same period in 2023.

- Selling, general and administrative expenses as a percentage of revenues decreased to 23% for the year ended December 31, 2024 from 28% during the same period in 2023.

- Net loss increased by $87.0 million for the year ended December 31, 2024 compared to the same period in 2023, impacted by $17.7 million of net unfavorable EAC changes and $52.0 million of non-cash loss related to change in fair value of private warrants.

- Net cash used by operating activities was $17.3 million during the year ended December 31, 2024, as compared to net cash provided by operating activities of $1.2 million during the same period in 2023.

- Contracted backlog decreased year-over-year to $296.7 million as of December 31, 2024, as compared to $372.8 million as of December 31, 2023.

- The Company completed its tenth acquisition in August 2024 of Hera Systems, Inc. ("Hera"), a spacecraft development company supporting the evolving requirements for national security missions operating in contested space.

- The Company expanded its global footprint and opened new facilities in California and Poland (Redwire Poland sp z.o.o.), respectively.

- The Company was awarded the Air Force Research Laboratory ("AFRL") contract to advance enhanced space-based capabilities for the warfighter.

- The Company provided the onboard computer for ESA's PROBA-3 mission and completed the spacecraft integration and testing, which launched in December 2024.

- The Company successfully 3D-bioprinted the first live human heart tissue through our 3D BioFabrication Facility onboard the ISS.

- The Company secured a follow-on order for Roll-Out Solar Arrays ("ROSA") for Thales Alenia Space's telecommunications satellites.

- The Company expanded its spacecraft portfolio to 5 platforms for missions across every orbit: SabreSate; Thresher; Mako; Phantom and Hammerhead.

Subsequent to December 31, 2024, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which the Company agreed to acquire Edge Autonomy Intermediate Holdings, LLC, a Delaware limited liability company (together with its subsidiaries, "Edge Autonomy") through a series of mergers set forth in the Merger Agreement, for an aggregate purchase price of $925 million, subject to customary working capital, cash and debt adjustments. Edge Autonomy is a leading provider of field-proven uncrewed airborne system technology. Please refer to Note X – Subsequent Events of the accompanying notes to the consolidated financial statements for additional information related to the subsequent acquisition.

Results of Operations

We manage and assess our business based on performance on contracts, which are typically long-term and involves the design, development and manufacturing of our core offerings and related activities with varying delivery schedules. Therefore, the results of operations for a particular year, or year-over-year comparison may not be indicative of future operating results. Substantially all of our contracts are accounted for under the percentage-of-completion cost-to-cost method. As a result, revenues on contracts are recorded over time based on progress towards completion for a particular contract, including the estimate of the profit to be earned at completion. The following discussion of material changes in consolidated revenues should be read in tandem with the subsequent discussion of changes in consolidated cost of sales because changes in revenues are typically accompanied by a corresponding change in cost of sales due to the nature of the percentage-of-completion cost-to-cost method.

Net EAC Adjustments

We record changes in costs estimated at completion (net EAC adjustments) using the cumulative catch-up method of accounting. Net EAC adjustments can have a significant effect on reported revenues and gross profit and the table below presents the aggregate amounts for the following periods:

	Year Ended		
(dollars in thousands)	December 31, 2024		December 31, 2023
Gross favorable	$ 12,062	$	11,805
Gross unfavorable	(29,758)		(15,327)
Total net EAC adjustments	$ (17,696)	$	(3,522)

The Company evaluates the contract value and cost estimates at completion for performance obligations no less frequently than quarterly, and more frequently when circumstances significantly change. Changes in contract estimates occur for a variety of reasons including, but not limited to, changes in contract scope, labor productivity, the nature and technical complexity of the work to be performed, availability and cost volatility of materials, subcontractor and vendor performance, volume assumptions, inflationary trends, and schedule and performance delays. We utilize information available to us at the time when revising our estimates and apply consistent judgement across the full portfolio of programs. Refer to Note Q – Revenues of the accompanying notes to the consolidated financial statements for additional information.

Results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023:

	Year Ended					$ Change from prior year period	% Change from prior year period
(in thousands, except percentages)	December 31, 2024	% of revenues	December 31, 2023	% of revenues			
Revenues	$ 304,101	100 %	$ 243,800	100 %	$	60,301	25 %
Cost of sales	259,646	85	185,831	76		73,815	40
Gross profit	**44,455**	**15**	**57,969**	**24**		**(13,514)**	**(23)**
Operating expenses:							
Selling, general and administrative expenses	71,398	23	68,525	28		2,873	4
Transaction expenses	9,129	3	13	—		9,116	70,123
Research and development	6,128	2	4,979	2		1,149	23
Operating income (loss)	(42,200)	(14)	(15,548)	(6)		(26,652)	171
Interest expense, net	13,483	4	10,699	4		2,784	26
Other (income) expense, net	60,648	20	1,503	1		59,145	3,935
Income (loss) before income taxes	(116,331)	(38)	(27,750)	(11)		(88,581)	319
Income tax expense (benefit)	(2,020)	(1)	(486)	—		(1,534)	316
Net income (loss)	(114,311)	(38)	(27,264)	(11)		(87,047)	319
Net income (loss) attributable to noncontrolling interests	4	—	(1)	—		5	(500)
Net income (loss) attributable to Redwire Corporation	$ (114,315)	(38) %	$ (27,263)	(11) %	$	(87,052)	319 %

Revenues

Revenues increased by $60.3 million, or 25%, for the year ended December 31, 2024, as compared to the year ended December 31, 2023. The year-over-year increase in revenues was primarily related to increases in average contract size and increased volume of production in the power generation and structures and mechanisms space infrastructure offerings. These increases were partially offset by $17.7 million of net unfavorable EAC adjustments for the year ended December 31, 2024 as compared to $3.5 million of net unfavorable EAC adjustments for the same period in 2023. Please refer to Note Q – Revenues of the accompanying notes to the consolidated financial statements for additional information related to the Company's net EAC adjustments.

Cost of Sales

Cost of sales increased $73.8 million, or 40%, for the year ended December 31, 2024, as compared to the year ended December 31, 2023. The year-over-year increase in cost of sales was primarily driven by increased labor and subcontractor costs associated with larger contracts in power generation offerings for which there were no related costs during the same period in 2023.

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Gross Profit and Margin

Gross profit decreased $13.5 million, or 23%, for the year ended December 31, 2024, as compared to the year ended December 31, 2023. As a percentage of revenues, gross margin was 15% and 24% for the year ended December 31, 2024 and 2023, respectively. The year-over-year decrease in gross margin as a percentage of revenues was driven by changes in contract mix, including larger contracts with lower margins and completion of certain higher margin contracts, impacting the overall contract portfolio gross margin. The decrease is also partially due to a $17.7 million negative impact of net EAC adjustments for the year ended December 31, 2024 as compared to $3.5 million of net unfavorable EAC adjustments for the same period in 2023. Please refer to Note Q – Revenues of the accompanying notes to the consolidated financial statements for additional information related to the Company's net EAC adjustments.

Selling, General and Administrative ("SG&A") Expenses

SG&A expenses increased $2.9 million, or 4%, for the year ended December 31, 2024, as compared to the year ended December 31, 2023.The year-over-year increase in SG&A expenses was primarily driven by an increase in legal expenses, share-based compensation and marketing expenses of $2.8 million, $2.7 million and $0.8 million, respectively. These increases were partially offset by a decrease in professional fees and insurance expense of $3.4 million. SG&A expenses as a percentage of revenues decreased to 23% for the year ended December 31, 2024 from 28% during the same period in 2023. This decrease reflects the Company's continued focus on cost discipline and streamlining corporate overhead costs to enhance operating leverage.

Transaction Expenses

Transaction expenses increased $9.1 million for the year ended December 31, 2024, as compared with the same period in 2023. The increase is primarily due to costs incurred related to the Hera acquisition as well as pre-acquisition costs incurred consisting of due diligence and additional expenses related to prospective acquisitions, including the subsequent acquisition of Edge Autonomy. Please refer to Note X – Subsequent Events of the accompanying notes to the consolidated financial statements for additional information related to the subsequent acquisition.

Research and Development

Research and development expenses increased $1.1 million, or 23%, for the year ended December 31, 2024 as compared to the year ended December 31, 2023. The increase was primarily due to strategic decisions to invest in future developments related to avionics, sensors and platforms, structures and mechanisms, power generation technologies and microgravity payloads.

Interest Expense, net

Interest expense, net increased $2.8 million, or 26%, for the year ended December 31, 2024, as compared to the year ended December 31, 2023. This increase was primarily related to an increase in borrowings on the revolving credit facility compared to 2023. Please refer to Note J – Debt of the accompanying notes to the consolidated financial statements for additional information related to the Company's debt obligations.

Other (Income) Expense, net

Other (income) expense, net increased by $59.1 million for the year ended December 31, 2024, as compared to the year ended December 31, 2023. This year-over-year increase was primarily due to a $52.0 million loss as a result of an increase in the fair value of the Company's private warrant liability for the year ended December 31, 2024 as compared to a $2.0 million loss during the same period in 2023, driven by a larger increase in the Company's common stock price during the year ended December 31, 2024 as compared to the increase during 2023. The increase was also due to an $8.0 million loss contingency recognized for a litigation matter, for which there was no comparable cost in 2023. Please refer to Note N – Commitments and Contingencies and Note D – Fair Value of Financial Instruments of the accompanying notes to the consolidated financial statements for additional information related to litigation matters and private warrants, respectively.

Income Tax Expense (Benefit)

The table below provides information regarding our income tax expense (benefit) for the following periods:

	Year Ended	
(in thousands, except percentages)	December 31, 2024	December 31, 2023
Income tax expense (benefit)	$ (2,020)	$ (486)
Effective tax rate	1.7 %	1.8 %

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The effective tax rate for the year ended December 31, 2024 remained materially consistent as compared to the year ended December 31, 2023. Please refer to Note M – Income Taxes of the accompanying notes to the consolidated financial statements for additional information.

Net Income (Loss) Attributable to Noncontrolling Interests

The net income (loss) attributable to noncontrolling interests for the year ended December 31, 2024 and 2023 was de minimis. Please refer to Note U – Joint Venture of the accompanying notes to the consolidated financial statements for additional information.

Supplemental Non-GAAP Information

During the third quarter of 2024, we changed the Supplemental Non-GAAP Information to present only Adjusted EBITDA, whereas prior period disclosures also presented Pro Forma Adjusted EBITDA. Management believes the presentation of Pro Forma Adjusted EBITDA no longer provides the same meaningful insights into the Company's performance as it did during the initial years of the Company's formation. Prior period disclosures were recast to conform to current presentation. There was no change in the calculation of Adjusted EBITDA.

We use Adjusted EBITDA to evaluate our operating performance, generate future operating plans, and make strategic decisions, including those relating to operating expenses and the allocation of internal resources which are not calculated in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP") and are considered to be Non-GAAP financial performance measures. These Non-GAAP financial performance measures are used to supplement the financial information presented on a U.S. GAAP basis and should not be considered in isolation or as a substitute for the relevant U.S. GAAP measures and should be read in conjunction with information presented on a U.S. GAAP basis. Because not all companies use identical calculations, our presentation of Non-GAAP measures may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA is defined as net income (loss) adjusted for interest expense, net, income tax expense (benefit), depreciation and amortization, impairment expense, transaction expenses, acquisition integration costs, acquisition earnout costs, purchase accounting fair value adjustment related to deferred revenue, severance costs, capital market and advisory fees, litigation-related expenses, write-off of long-lived assets, equity-based compensation, committed equity facility transaction costs, debt financing costs, gains on sale of joint ventures, and warrant liability change in fair value adjustments.

The table below presents a reconciliation of Adjusted EBITDA to net income (loss), computed in accordance with U.S. GAAP for the following periods:

	Year Ended	
(in thousands)	December 31, 2024	December 31, 2023
Net income (loss)	$ (114,311)	$ (27,264)
Interest expense, net	13,483	10,699
Income tax expense (benefit)	(2,020)	(486)
Depreciation and amortization	11,692	10,724
Transaction expenses (i)	9,129	13
Acquisition integration costs (i)	609	546
Purchase accounting fair value adjustment related to deferred revenue (ii)	—	15
Severance costs (iii)	867	313
Capital market and advisory fees (iv)	6,703	8,607
Litigation-related expenses (v)	11,011	1,235
Equity-based compensation (vi)	11,326	8,658
Committed equity facility transaction costs (vii)	—	259
Debt financing costs (viii)	—	17
Gain on sale of joint ventures, net of costs incurred (ix)	(1,255)	—
Warrant liability change in fair value adjustment (x)	51,960	2,011
Adjusted EBITDA	$ (806)	$ 15,347

    i.   Redwire incurred acquisition costs including due diligence, integration costs and additional expenses related to pre-acquisition activity. Acquisition deal costs was reclassified as Transaction expenses to conform with current period presentation.

ii.   Redwire recorded adjustments related to the impact of recognizing deferred revenue at fair value as part of the purchase accounting for previous acquisitions.

iii.   Redwire incurred severance costs related to separation agreements entered into with former employees.

iv.   Redwire incurred capital market and advisory fees related to advisors assisting with transitional activities associated with becoming a public company, such as implementation of internal controls over financial reporting, and the internalization of corporate services, including, but not limited to, implementing enhanced enterprise resource planning systems.

v.   Redwire incurred expenses related to securities litigation, including a loss contingency, presented net of an anticipated insurance recovery, in the amount of $7.0 million recognized in 2024. Refer to Note N – Commitments and Contingencies of the accompanying notes to the consolidated financial statements for additional information.

vi.   Redwire incurred expenses related to equity-based compensation under Redwire's equity-based compensation plan.

vii.   Redwire incurred expenses related to the committed equity facility with B. Riley, which includes consideration paid to enter into the Purchase Agreement as well as changes in fair value recognized as a gain or loss during the respective periods.

viii.   Redwire incurred expenses related to debt financing agreements, including amendment related fees paid to third parties that are expensed in accordance with U.S. GAAP.

ix.   Redwire recognized a gain related to the sale of all its ownership in two joint ventures, presented net of transaction costs incurred, as further described in Note U – Joint Venture of the accompanying notes to the consolidated financial statements.

x.   Redwire adjusted the private warrant liability to reflect changes in fair value recognized as a gain or loss during the respective periods.

Key Performance Indicators

The following Key Performance Indicators ("KPIs") are used by Management to assess the financial performance of the Company, monitor relevant trends and support financial, operational and strategic decision-making. Management frequently monitors and evaluates KPIs against internal targets, core business objectives as well as industry peers and may, on occasion, change the mix or calculation of KPIs to better align with the business, its operating environment, standard industry metrics, or other considerations. If the Company changes the method by which it calculates or presents a KPI, prior period disclosures are recast to conform to current presentation.

Book-to-Bill

Our book-to-bill ratio was as follows for the periods presented:

(in thousands, except ratio)	Last Twelve Months	
	December 31, 2024	December 31, 2023
Contracts awarded	$ 229,789	$ 300,042
Revenues	304,101	243,800
Book-to-bill ratio	**0.76**	**1.23**

Book-to-bill is the ratio of total contracts awarded to revenues recorded in the same period. The contracts awarded balance includes firm contract orders, including time-and-material ("T&M") contracts, awarded during the period and does not include unexercised contract options or potential orders under indefinite delivery/indefinite quantity contracts. Although the contracts awarded balance reflects firm contract orders, terminations, amendments, or contract cancellations may occur which could result in a reduction to the contracts awarded balance.

We view book-to-bill as an indicator of future revenue growth potential. To drive future revenue growth, our goal is for the level of contracts awarded in a given period to exceed the revenue recorded, thus yielding a book-to-bill ratio greater than 1.0.

Our book-to-bill ratio was 0.76 for the LTM ("Last Twelve Months") ended December 31, 2024, as compared to 1.23 for the LTM ended December 31, 2023. For the LTM ended December 31, 2024, contracts awarded includes $21.9 million of acquired contract value from the Hera Systems acquisition, which was completed in the third quarter of 2024. For the LTM ended December 31, 2023, none of the contracts awarded balance relates to acquired contract value.

Backlog

The following table presents our contracted backlog as of December 31, 2024 and December 31, 2023, and related activity for the year ended December 31, 2024 as compared to the year ended December 31, 2023.

(in thousands)	December 31, 2024	December 31, 2023
Organic backlog, beginning balance	$ 372,790	$ 313,057
Organic additions during the period	207,704	300,042
Organic revenue recognized during the period	(297,699)	(243,800)
Foreign currency translation	(1,826)	3,491
Organic backlog, ending balance	280,969	372,790
Acquisition-related contract value, beginning balance	—	—
Acquisition-related contract value acquired during the period	21,940	—
Acquisition-related additions during the period	145	—
Acquisition-related revenue recognized during the period	(6,402)	—
Acquisition-related backlog, ending balance	15,683	—
Contracted backlog, ending balance	$ 296,652	$ 372,790

We view growth in backlog as a key measure of our business growth. Contracted backlog represents the estimated dollar value of firm funded executed contracts for which work has not been performed (also known as the remaining performance obligations on a contract). Our contracted backlog includes $16.7 million and $19.3 million in remaining contract value from T&M contracts as of December 31, 2024 and as of December 31, 2023, respectively.

Organic backlog change excludes backlog activity from acquisitions for the first four full quarters since the entities' acquisition date. Contracted backlog activity for the first four full quarters since the entities' acquisition date is included in acquisition-related contracted backlog change. After the completion of four fiscal quarters, acquired entities are treated as organic for current and comparable historical periods.

Organic contract value includes the remaining contract value as of January 1 not yet recognized as revenue and additional orders awarded during the period for those entities treated as organic. Acquisition-related contract value includes remaining contract value as of the acquisition date not yet recognized as revenue and additional orders awarded during the period for entities not treated as organic. Organic revenue includes revenue earned during the period presented for those entities treated as organic, while acquisition-related revenue includes the same for all other entities, excluding any pre-acquisition revenue earned during the period. The acquisition-related backlog activity presented in the table above is related to the Hera Systems acquisition completed during third quarter of 2024.

Although contracted backlog reflects business associated with contracts that are considered to be firm, terminations, amendments or contract cancellations may occur, which could result in a reduction in our total backlog. In addition, some of our multi-year contracts are subject to annual funding. Management expects all amounts reflected in contracted backlog to ultimately be fully funded. Contracted backlog from foreign operations in Luxembourg and Belgium was $70.5 million and $106.0 million as of December 31, 2024 and December 31, 2023, respectively. These amounts are subject to foreign exchange rate translations from euros to U.S. dollars that could cause the remaining backlog balance to fluctuate with the foreign exchange rate at the time of measurement.

Liquidity and Capital Resources

Our operations are primarily funded with cash flows provided by operating activities and access to existing credit facilities. As of December 31, 2024, we had $33.7 million in cash and cash equivalents and $15.0 million in available borrowings from our existing credit facilities. Additionally, we had $15.4 million in restricted cash which consists of a cash-collateralized standby letter of credit for a submitted proposal. Included in the restricted cash balance is $7.8 million of proceeds received from third-parties that is refundable except in certain limited circumstances.

Our primary requirements for liquidity and capital are for the Company's material cash requirements, including working capital needs, satisfaction of our indebtedness and contractual commitments, investment in expanding our breadth and footprint through acquisitions as well as investment in facilities, equipment, technologies, and research and development for our growth initiatives and general corporate needs.

Our ability to fund our cash needs is dependent upon the successful execution of our business strategy and future operating results. Our future operating results are subject to, among others, general economic conditions, including as a result of heightened inflation, rising interest rates and supply chain pressures, competitive dynamics in our target markets as well as legislative and regulatory factors that may be outside of our control. As part of our business and debt management strategy, we continuously evaluate opportunities to further strengthen our financial and liquidity position, including issuing additional equity or debt securities, refinancing or otherwise restructuring our existing credit facilities, or entering into new financing arrangements. There can be no assurance that any of these actions will be sufficient to allow us to adequately service our debt obligations, meet our debt covenants, or that such actions will not result in an adverse impact on our business. In the event that we require additional financing, we may not be able to secure such financing on terms acceptable to us or at all.

We believe our existing sources of liquidity will be sufficient to meet our working capital needs and comply with our debt covenants for at least the next twelve months from the date on which our consolidated financial statements were issued.

Indebtedness

Please refer to Note J – Debt of the accompanying notes to the consolidated financial statements for additional information related to the Company's debt obligations.

Off-Balance Sheet Arrangements

From time to time, we are a party to certain off-balance sheet arrangements, such as standby letters of credit. Liabilities related to these arrangements are generally not reflected in our consolidated balance sheets. We do not expect any material impact on our cashflows, results of operations or financial condition to result from these off-balance sheet arrangements.

As of December 31, 2024, we had $15.4 million of standby letters of credit outstanding for a submitted proposal, which were secured by our restricted cash. Refer to Note B of the accompanying notes to the consolidated financial statements for additional information related to the Company's restricted cash.

Contractual Obligations

The following table presents our contractual obligations as of December 31, 2024:

	2025	2026	2027	2028	2029	Thereafter	Total
Adams Street Term Loan	$ 310	$ 29,902	$ —	$ —	$ —	$ —	$ 30,212
Adams Street Delayed Draw Term Loan	150	14,469	—	—	—	—	14,619
Adams Street Incremental Term Loan	320	30,948	—	—	—	—	31,268
Adams Street Revolving Credit Facility	—	50,000	—	—	—	—	50,000
D&O Financing Loan	486	—	—	—	—	—	486
Total long-term debt maturities	1,266	125,319	—	—	—	—	126,585
Future minimum operating lease payments	5,485	4,545	4,366	2,861	1,836	2,858	21,951
Future minimum finance lease payments	571	462	382	218	42	—	1,675
Total contractual obligations	$ 7,322	$ 130,326	$ 4,748	$ 3,079	$ 1,878	$ 2,858	$ 150,211

During the year ended December 31, 2023, the Company entered into an economic development agreement to serve as the anchor tenant at the Novaparke Innovation & Technology Campus in Floyd County, Indiana, the construction of which is anticipated to be completed during fiscal year 2025. In accordance with the agreement, the Company has entered into a lease for a 30,000 square foot property. As of December 31, 2024, the Company had entered into two facility leases, including Novaparke, which had not yet commenced but created significant future lease obligations in the amount of $3.8 million. The contracts were determined to be operating leases, whereby the Company is not required to make rent payments prior to the lease commencement dates while construction is completed on the underlying assets. Due to the nature of the work and the amount of the Company's contribution to the construction period costs for the leases, the Company was determined not to be the owner of the assets under construction as the landlords have substantially all of the construction period risks.

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Cash Flows

The table below summarizes certain information from the consolidated statements of cash flows for the following periods:

(in thousands)	Year Ended	
	December 31, 2024	December 31, 2023
Cash, cash equivalents and restricted cash at beginning of year	$ 30,278	$ 28,316
Operating activities:		
Net income (loss)	(114,311)	(27,264)
Reconciling adjustments to net income (loss)	75,006	21,700
Changes in working capital	21,957	6,795
Net cash provided by (used in) operating activities	(17,348)	1,231
Net cash provided by (used in) investing activities	(7,199)	(8,327)
Net cash provided by (used in) financing activities	43,716	9,060
Effect of foreign currency rate changes on cash, cash equivalents and restricted cash	(376)	(2)
Net increase (decrease) in cash, cash equivalents and restricted cash	18,793	1,962
Cash, cash equivalents and restricted cash at end of period	$ 49,071	$ 30,278

Operating activities

Net cash used in operating activities was $17.3 million during the year ended December 31, 2024 compared to net cash provided by operating activities of $1.2 million, resulting in a $18.6 million increase in the use of cash year-over-year. The change was primarily due to an increase of $87.0 million in cash used related to the Company's net loss for the year ended December 31, 2024 in comparison to 2023, partially offset by an increase in cash provided by working capital of $15.2 million and increase of $53.3 million in the effects of non-cash adjustments. The increase in cash provided by working capital is primarily related to an increase of $9.7 million and $4.4 million in other liabilities and accounts payable and accrued expenses, respectively, compared to a decrease of $1.0 million and $3.3 million in the same accounts for 2023, respectively. These working capital increases were partially offset by a decrease in contract assets of $7.1 million compared to a decrease of $5.4 million in contract assets for 2023. The increases in accounts payable and accrued expenses is primarily a result of timing of payments and invoice receipt and the increase in other liabilities is primarily related to the loss contingency recognized related to a litigation matter. Please refer to Note N – Commitments and Contingencies of the accompanying notes to the consolidated financial statements for additional information related to litigation matters. The changes in contract assets were primarily driven by the timing of billable milestones during the year ended December 31, 2024 compared to 2023. The increase in non-cash adjustments is primarily related to an increase in the fair value of the outstanding private warrants of $52.0 million during the year ended December 31, 2024 compared to 2023. Please refer to Note D – Fair Value of Financial Instruments of the accompanying notes to the consolidated financial statements for additional information related to the fair value of warrants.

Investing activities

Net cash used in investing activities decreased by $1.1 million for the year ended December 31, 2024, as compared to the same period in 2023. The change was due to net proceeds of $4.6 million received from the sale of the Company's joint ventures, partially offset by an increase of $2.6 million in capital expenditures primarily related to licensed software for internal-use and $0.9 million cash used, net of cash acquired related to the Hera Systems acquisition.

Financing activities

Net cash provided by financing activities increased by $34.7 million during the year ended December 31, 2024, as compared to 2023. The change was primarily due to an increase in net proceeds received from debt of $37.1 million during the year ended December 31, 2024, compared to $10.0 million in 2023 and advances from third-parties of $7.8 million. The increase in proceeds received from debt was driven primarily by increased draws from the Adams Street Revolving Credit Facility during the year ended December 31, 2024, compared to 2023.

Foreign Currency Exposures

Our operations in Europe conduct transactions that are primarily denominated in euros, which limits our foreign currency exposure. However, changes in exchange rates will affect the Company's consolidated financial statements as expressed in U.S. dollars.

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Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in conformity with U.S. GAAP, which requires us to make estimates, assumptions and judgments that affect the amounts reported in our consolidated financial statements and accompanying notes to the consolidated financial statements. For the critical accounting estimates used in preparing our consolidated financial statements, we make assumptions and judgments that can have a significant impact on net revenues, cost and expenses, and other (income) expense, net, in our consolidated statements of operations and comprehensive income (loss), as well as, on the value of certain assets and liabilities on our consolidated balance sheets. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe are reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions.

We believe the following accounting policies are the most critical to the understanding of our consolidated financial statements and require the use of significant management judgment. For a summary of our significant accounting policies, please refer to Note B – Summary of Significant Accounting Policies of the accompanying notes to the consolidated financial statements.

Goodwill, Intangible and Long-lived Assets

Overview

The Company allocates the purchase price of an acquired business to the underlying tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at acquisition date, with the excess recorded as goodwill. Identifiable finite-lived intangible assets from acquired businesses primarily consist of technology, trademarks, and customer relationships. The accounting for business combinations requires us to make significant estimates and assumptions, especially with respect to goodwill, intangible assets, and contingent consideration, which can be affected by contract performance and other factors over time. This may cause final amounts to differ materially from original estimates. Adjustments to the fair value of purchased assets and liabilities after the initial measurement period are recognized in net earnings.

Impairment Testing

The Company assesses goodwill and indefinite-lived intangible assets for impairment annually for impairment as of October 1st, or more frequently if events or circumstances indicate the carrying value may be impaired. Such events or circumstances may include, but are not limited to:

- deterioration in overall economic conditions;

- failure to reach our internal forecasts could impact our ability to achieve our forecasted levels of cash flows;

- adverse technological events that could impact our performance;

- volatility in equity and debt markets resulting in higher discount rates; and

- significant adverse changes in the regulatory environment or markets in which we operate.

Our goodwill and indefinite-lived intangible assets are allocated to and tested for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment. The Company has five reporting units, Mission Solutions, Space Components, Engineering Services, Hera Systems and Redwire Europe, which were determined based on similar economic characteristics, financial metrics and product and servicing offerings. We may use both qualitative and quantitative approaches when testing goodwill and indefinite-lived intangible assets for impairment. In circumstances where a qualitative analysis indicates that the fair value of a reporting unit does not exceed its carrying value, a quantitative analysis is performed using an income approach.

When performing a quantitative analysis, the fair value of the Company's reporting units are generally determined using a combination of an income approach based on a discounted cash flow ("DCF") model as well as a market approach based on guideline public company revenues and earnings before interest, tax, depreciation and amortization multiples. Determining the fair value requires the exercise of significant judgments, including the amount and timing of expected future cash flows, long-term growth rates, discount rates and relevant comparable public company earnings multiples and relevant transaction multiples. The cash flows employed in the DCF analysis are based on the Company best estimate of future revenues, gross margins, operating expenses, and cash flows with consideration for other factors, such as general market conditions, U.S. and foreign government budgets, existing contracted and uncontracted backlog, subcontractor agreements, changes in working capital, long-term business plans and historical operating performance. These estimates and judgments are based upon information available at the time and have been deemed reasonable by management as of the measurement date. The discount rates utilized in the DCF model are based on the respective reporting unit's weighted average cost of capital ("WACC"), which takes into account the relative weights of debt and equity components within the Company's existing capital structure and represents the expected cost of new capital, adjusted as appropriate to consider the risk inherent in future cash flows of the respective reporting unit. Actual results could differ from these assumptions.

During 2024 and 2023, the Company performed its annual impairment tests for each of our reporting units and concluded there were no indicators that the fair value was more likely than not below carrying value. Therefore, no quantitative assessment was performed and no goodwill impairment was recognized during 2024 and 2023, respectively.

Finite-lived intangible assets and long-lived assets are amortized to expense over their estimated useful life on a straight-line basis or over the period the economic benefits of the intangible asset are consumed. The Company evaluates its intangible and long-lived assets for impairment when events or changes in circumstances indicate that the carrying value of an asset or asset group may be impaired. If events or changes in circumstances indicate that the carrying value of an asset or asset group may be impaired, the sum of the undiscounted expected future cash flows of the asset or asset group are compared to the asset or asset group's carrying value. If the asset or asset group's carrying value exceed the sum of undiscounted cash flows, the Company records an impairment loss equal to the excess of carrying amount over the estimated fair value of the asset or asset group.

During 2024 and 2023, the Company identified no triggering events and therefore, no impairment assessment was performed on its intangible and long-lived assets.

Revenue Recognition

The Company engages in long-term contracts, including firm fixed-price ("FFP"), cost-plus fixed fee ("CPFF") and T&M for production and service activities. The Company recognizes revenue for performance obligations over time using the cost-to-cost method for FFP and CPFF contracts. Revenue from T&M contracts is recognized based on the number of direct labor hours expended in the performance of a contract multiplied by the contract billing rate, as well as reimbursement of other direct billable costs. Revenue is recognized over time for FFP and CPFF contracts (versus point in time recognition) due to the fact that the Company's performance creates an asset with no alternative use to the Company and the Company has an enforceable right to payment for performance completed to date. The portion of the payments retained by the customer or advance payment is not considered a significant financing component because it is used to facilitate inventory demands at the onset of a contract and to safeguard the Company from the failure of the other party to abide by some or all of their obligations under the contract.

Under the cost-to-cost method, revenue is recognized based on the proportion of total costs incurred to total estimated costs-at-completion ("EAC"). An EAC includes all direct costs and indirect costs directly attributable to a program or allocable based on our program cost pooling arrangements. Estimates regarding the Company's cost associated with the design, manufacture and delivery of products and services are used in determining the EAC.

We prepare EACs for our FFP and CPFF contracts and calculate estimated revenues and costs over the life of our contracts. Accounting for long-term contracts requires significant judgment relative to estimating total contract revenues and costs, in particular, assumptions relative to the amount of time to complete the contract, including the assessment of the nature and complexity of the work to be performed. The Company's estimates are based upon the professional knowledge and experience of its engineers, program managers and other personnel, who review each long-term contract monthly to assess the contract's schedule, performance, technical matters and EAC. Factors considered in these estimates include our historical performance, the availability, productivity and cost of labor, the nature and complexity of work to be performed, availability and cost of materials, components and subcontracts, the risk and impact of delayed performance and the level of indirect cost allocations. Changes in estimates are retrospectively applied and when adjustments in estimated contract costs are identified, such revisions may result in current period adjustments to earnings applicable to performance in prior periods. When total EACs on a contract exceed the total revenue, a provision for the entire loss is determined at the contract level and is recorded in the period in which the loss is evident.

Private Warrants

Classification of the Company's private warrants is based on management's analysis of the guidance in ASC 815, *Derivatives and Hedging,* and in a statement issued by the Staff of the Securities and Exchange Commission regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled "Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies." The Company determined that the private warrants meet the definition of a derivative and, therefore, are classified as a liability measured at fair value, subject to remeasurement at each reporting period. The Company measures the private warrant liability at fair value each reporting period with the change in fair value recorded as other (income) expense, net in the consolidated statements of operations and comprehensive income (loss).

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company is a smaller reporting company and is not required to provide the information required under this Item 7A.

Item 8. Financial Statements and Supplementary Data


INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


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Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Redwire Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Redwire Corporation and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income (loss), changes in equity (deficit), and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company's auditor since 2023.

Houston, Texas
March 11, 2025

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REDWIRE CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share data)

	December 31, 2024	December 31, 2023
Assets		
Current assets:		
Cash, cash equivalents and restricted cash	$ 49,071	$ 30,278
Accounts receivable, net	21,905	32,411
Contract assets	43,044	36,961
Inventory	2,239	1,516
Income tax receivable	666	636
Prepaid insurance	975	1,083
Prepaid expenses and other current assets	8,025	6,428
Total current assets	**125,925**	**109,313**
Property, plant and equipment, net of accumulated depreciation of $9,628 and $6,538, respectively	17,837	15,909
Right-of-use assets	15,277	13,181
Intangible assets, net of accumulated amortization of $25,920 and $18,509, respectively	61,788	62,985
Goodwill	71,161	65,757
Equity method investments	—	3,613
Deferred tax assets	72	—
Other non-current assets	557	511
Total assets	**$ 292,617**	**$ 271,269**
Liabilities, Convertible Preferred Stock and Equity (Deficit)		
Current liabilities:		
Accounts payable	$ 32,127	$ 18,573
Short-term debt, including current portion of long-term debt	1,266	1,378
Short-term operating lease liabilities	4,354	3,737
Short-term finance lease liabilities	473	439
Accrued expenses	24,192	32,902
Deferred revenue	67,201	52,645
Other current liabilities	19,730	2,362
Total current liabilities	**149,343**	**112,036**
Long-term debt, net	124,464	86,842
Long-term operating lease liabilities	13,444	12,302
Long-term finance lease liabilities	980	1,137
Warrant liabilities	55,285	3,325
Deferred tax liabilities	582	2,402
Other non-current liabilities	428	400
Total liabilities	**$ 344,526**	**$ 218,444**
Commitments and contingencies (Note N – Commitments and Contingencies)		

REDWIRE CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share data)

	December 31, 2024	December 31, 2023
Convertible preferred stock, $0.0001 par value, 125,292.00 shares authorized; 108,649.30 and 93,890.20 issued and outstanding as of December 31, 2024 and December 31, 2023, respectively. Liquidation preference of $599,412 and $187,780 as of December 31, 2024 and December 31, 2023, respectively[1].	$ 136,805	$ 96,106
Shareholders' Equity (Deficit):		
Preferred stock, $0.0001 par value, 99,874,708 shares authorized; none issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	—	—
Common stock, $0.0001 par value, 500,000,000 shares authorized; 67,002,370 and 65,546,174 issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	7	7
Treasury stock, 728,739 and 353,470 shares, at cost, as of December 31, 2024 and December 31, 2023, respectively	(3,573)	(951)
Additional paid-in capital	161,619	188,323
Accumulated deficit	(348,106)	(233,791)
Accumulated other comprehensive income (loss)	1,339	2,903
Total shareholders' equity (deficit)	**(188,714)**	**(43,509)**
Noncontrolling interests	—	228
Total equity (deficit)	**(188,714)**	**(43,281)**
Total liabilities, convertible preferred stock and equity (deficit)	**$ 292,617**	**$ 271,269**

[1] Please refer to Note O – Convertible Preferred Stock for additional information.

The accompanying notes are an integral part of the consolidated financial statements.

REDWIRE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(In thousands of U.S. dollars, except share and per share data)

	Year Ended	
	December 31, 2024	**December 31, 2023**
Revenues	$ 304,101	$ 243,800
Cost of sales	259,646	185,831
Gross profit	**44,455**	**57,969**
Operating expenses:		
Selling, general and administrative expenses	71,398	68,525
Transaction expenses	9,129	13
Research and development	6,128	4,979
Operating income (loss)	**(42,200)**	**(15,548)**
Interest expense, net	13,483	10,699
Other (income) expense, net	60,648	1,503
Income (loss) before income taxes	**(116,331)**	**(27,750)**
Income tax expense (benefit)	(2,020)	(486)
Net income (loss)	**(114,311)**	**(27,264)**
Net income (loss) attributable to noncontrolling interests	4	(1)
Net income (loss) attributable to Redwire Corporation	**(114,315)**	**(27,263)**
Less: dividends on Convertible Preferred Stock	41,052	20,021
Net income (loss) available to common shareholders	**$ (155,367)**	**$ (47,284)**
Net income (loss) per common share:		
Basic and diluted	$ (2.35)	$ (0.73)
Weighted-average shares outstanding:		
Basic and diluted	66,146,155	64,654,153
Comprehensive income (loss):		
Net income (loss) attributable to Redwire Corporation	$ (114,315)	$ (27,263)
Foreign currency translation gain (loss), net of tax	(1,407)	830
Total other comprehensive income (loss), net of tax	(1,407)	830
Total comprehensive income (loss)	**$ (115,722)**	**$ (26,433)**

The accompanying notes are an integral part of the consolidated financial statements.

REDWIRE CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)
(In thousands of U.S. dollars, except share data)

	Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity (Deficit)	Noncontrolling Interests	Total Equity (Deficit)
	Shares	Amount	Shares	Amount						
Balance as of December 31, 2022	**64,280,631**	**$ 6**	**141,811**	**$ (381)**	**$ 198,126**	**$ (206,528)**	**$ 2,076**	**$ (6,701)**	**$ 226**	**$ (6,475)**
Equity-based compensation expense	—	—	—	—	8,658	—	—	8,658	—	8,658
Common stock issued under the committed equity facility	497,392	—	—	—	1,280	—	—	1,280	—	1,280
Common stock issued for share-based awards	768,151	1	—	—	—	—	—	1	—	1
Shares repurchased for settlement of employee tax withholdings on share-based awards	—	—	211,659	(570)		—	—	(570)	—	(570)
Convertible preferred stock paid-in-kind dividend	—	—	—	—	(19,741)	—	—	(19,741)	—	(19,741)
Foreign currency translation, net of tax	—	—	—	—	—	—	827	827	3	830
Net income (loss)	—	—	—	—	—	(27,263)	—	(27,263)	(1)	(27,264)
Balance as of December 31, 2023	**65,546,174**	**$ 7**	**353,470**	**$ (951)**	**$ 188,323**	**$ (233,791)**	**$ 2,903**	**$ (43,509)**	**$ 228**	**$ (43,281)**
Equity-based compensation expense	—	—	—	—	11,326	—	—	11,326	—	11,326
Common stock issued for share-based awards	1,456,196	—	—	—	2,669	—	—	2,669	—	2,669
Shares repurchased for settlement of employee tax withholdings on share-based awards	—	—	375,269	(2,622)	—	—	—	(2,622)	—	(2,622)
Convertible preferred stock paid-in-kind dividend	—	—	—	—	(40,699)	—	—	(40,699)	—	(40,699)
Sale of joint ventures	—	—			—	—	(164)	(164)	(225)	(389)
Foreign currency translation, net of tax	—	—	—	—	—	—	(1,400)	(1,400)	(7)	(1,407)
Net loss	—	—	—	—	—	(114,315)	—	(114,315)	4	(114,311)
Balance as of December 31, 2024	**67,002,370**	**$ 7**	**728,739**	**$ (3,573)**	**$ 161,619**	**$ (348,106)**	**$ 1,339**	**$ (188,714)**	**$ —**	**$ (188,714)**

The accompanying notes are an integral part of the consolidated financial statements.

REDWIRE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Year Ended	
	December 31, 2024	December 31, 2023
Cash flows from operating activities:		
Net income (loss)	**$ (114,311)**	**$ (27,264)**
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization expense	11,692	10,724
Amortization of debt issuance costs and discount	857	608
Equity-based compensation expense	11,326	8,658
(Gain) loss on sale of joint ventures	(1,303)	—
(Gain) loss on change in fair value of committed equity facility	—	255
(Gain) loss on change in fair value of warrants	51,960	2,011
Deferred provision (benefit) for income taxes	(1,803)	(925)
Income from equity method investments	—	(245)
Non-cash lease expense	227	327
Non-cash interest expense	—	525
Other	2,050	(238)
Changes in assets and liabilities:		
(Increase) decrease in accounts receivable	14,670	(5,562)
(Increase) decrease in contract assets	(7,138)	(5,442)
(Increase) decrease in inventory	(734)	(44)
(Increase) decrease in prepaid insurance	108	1,157
(Increase) decrease in prepaid expenses and other assets	(1,901)	(928)
Increase (decrease) in accounts payable and accrued expenses	4,365	(3,280)
Increase (decrease) in deferred revenue	3,207	22,736
Increase (decrease) in operating lease liabilities	(342)	(325)
Increase (decrease) in other liabilities	9,722	(960)
Increase (decrease) in notes payable to sellers	—	(557)
Net cash provided by (used in) operating activities	(17,348)	1,231
Cash flows from investing activities:		
Acquisition of businesses, net of cash acquired	(881)	—
Net proceeds from sale of joint ventures	4,598	—
Purchases of property, plant and equipment	(6,399)	(5,620)
Purchase of intangible assets	(4,517)	(2,707)
Net cash provided by (used in) investing activities	(7,199)	(8,327)
Cash flows from financing activities:		
Proceeds received from debt	45,971	36,696
Repayments of debt	(8,863)	(26,683)
Payment of debt issuance fees to third parties	(780)	(163)
Repayment of finance leases	(479)	(395)
Proceeds from third-party advances	7,820	—
Proceeds from issuance of common stock	2,669	1,241
Payment of committed equity facility transaction costs	—	(571)
Payments of issuance costs related to convertible preferred stock	—	(52)
Shares repurchased for settlement of employee tax withholdings on share-based awards	(2,622)	(570)
Payment of contingent earnout	—	(443)
Net cash provided by (used in) financing activities	43,716	9,060
Effect of foreign currency rate changes on cash, cash equivalents and restricted cash	(376)	(2)
Net increase (decrease) in cash, cash equivalents and restricted cash	18,793	1,962
Cash, cash equivalents and restricted cash at beginning of period	30,278	28,316
Cash, cash equivalents and restricted cash at end of period	**$ 49,071**	**$ 30,278**

The accompanying notes are an integral part of the consolidated financial statements.

Note A – Description of the Business

Redwire Corporation (the "Company") provides mission critical space solutions and high-reliability space infrastructure for the next generation space economy. The Company develops and provides core space infrastructure offerings for government and commercial customers through long-duration projects. These core offerings include technologies and production capability for avionics, sensors and payloads; power generation; structures and mechanisms; radio frequency ("RF") systems; spacecraft platforms, payloads and missions; and microgravity payloads. The Company serves both U.S. and international customers with these core offerings that have civil space, national security and commercial applications.

Note B – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP"). All intercompany balances and transactions have been eliminated in consolidation.

The Company uses a fiscal year ending on December 31st of each year. The Company consolidates all entities that are controlled by ownership of a majority voting interest. Additionally, there are situations in which consolidation is required even though the usual condition of consolidation does not apply. Generally, this occurs when an entity holds an interest in another business entity that was achieved through arrangements that do not involve voting interests, which results in a disproportionate relationship between such entity's voting interests in, and its exposure to the economic risks and potential rewards of, the other business entity. This disproportionate relationship results in what is known as a variable interest, and the entity in which the Company has the variable interest is referred to as a Variable Interest Entity ("VIE"). An entity must consolidate a VIE if it is determined to be the primary beneficiary of the VIE. The primary beneficiary has both (1) the power to direct the activities of the VIE that most significantly impact the entity's economic performance and (2) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. Please refer to Note U – Joint Venture for additional information.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods.

Management has prepared these estimates using the most current and best available information that are considered reasonable under the circumstances. However, actual results could differ materially from those estimates. Accounting policies subject to estimates include, but are not limited to, valuation of goodwill and intangible assets, contingent consideration, revenue recognition, income taxes, certain equity-based compensation awards, post-retirement benefit plans, paid-in-kind dividends, and warrant liabilities.

Segment Information

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources and in assessing performance. The Company's CODM is its Chief Executive Officer. The Company has concluded that it operates in one operating segment and one reportable segment, space infrastructure, as the CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. Please refer to Note W – Segment Reporting for additional information.

Business Combinations

The Company utilizes the acquisition method of accounting for all transactions and events in which it obtains control over one or more other businesses (even if less than 100% ownership is acquired), to recognize the fair value of all assets acquired and liabilities assumed and to establish the acquisition date fair value as of the measurement date.

While the Company uses its best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the business combination date, the estimates and assumptions are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the business combination date, the Company records adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. For changes in the valuation of intangible assets between the preliminary and final purchase price allocation, the related amortization is adjusted in the period it occurs. Subsequent to the measurement period, any adjustment to assets acquired or liabilities assumed is included in

(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

operating results in the period in which the adjustment is identified. Transaction costs that are incurred in connection with a business combination, other than costs associated with the issuance of debt or equity securities, are expensed as incurred.

Contingent consideration is classified as a liability or as equity on the basis of the definitions of a financial liability and an equity instrument; contingent consideration payable in cash is classified as a liability. The Company recognizes the fair value of any contingent consideration that is transferred to the seller in a business combination on the date at which control of the acquiree is obtained. Contingent consideration payments related to acquisitions are measured at fair value each reporting period using Level 3 unobservable inputs (as defined in the Fair Value of Financial Instruments policy below). When reported, any changes in the fair value of these contingent consideration payments are included in contingent earnout expense on the consolidated statements of operations and comprehensive income (loss).

Please refer to Note C – Business Combinations for additional information related to the Company's business combinations.

Fair Value of Financial Instruments

The Company measures certain financial assets and liabilities, including, but not limited to, contingent consideration, at fair value. A hierarchy of valuation techniques is based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs have created the following fair-value hierarchy:

Level 1: Quoted prices for identical instruments in active markets;

Level 2: Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets; and

Level 3: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Foreign Currency Translation

The Company's consolidated financial statements are presented in U.S. dollars ("USD"), which is the functional currency of the Company. The local currency of our operations in Luxembourg and Belgium, the euro, is considered to be the functional currency of those operations. Assets and liabilities of the Company's foreign subsidiaries, where the functional currency is the local currency, are translated into USD at exchange rates effective as of the balance sheet date. Revenues and expenses are translated using average exchange rates in effect for the periods presented.

Balance sheet translation adjustments are reported in accumulated other comprehensive income (loss). Realized gains and losses on foreign currency transactions are included in other (income) expense, net on the consolidated statements of operations and comprehensive income (loss).

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, cash balances with banks and similar institutions and all highly liquid investments with an original maturity of three months or less. Restricted cash includes cash balances which are restricted as to withdrawal or usage by contractual agreement and consists of a cash-collateralized standby letter of credit for a submitted proposal.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported on the consolidated balance sheets to the consolidated statements of cash flows for the following periods:

	December 31, 2024	December 31, 2023
Cash and cash equivalents	$ 33,712	$ 30,278
Restricted cash[1]	15,359	—
Total cash, cash equivalents and restricted cash	$ 49,071	$ 30,278

[1] Amount includes $7.8 million of proceeds received from third-parties that is refundable except in certain limited circumstances and is also included as other current liabilities on the consolidated balance sheets.

(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

The table below presents supplemental cash flow information during the following periods:

	Year Ended	
	December 31, 2024	December 31, 2023
Supplemental cash flow information:		
Cash paid (received) during the period for:		
Interest	$ 12,159	$ 9,082
Income taxes	240	—
Non-cash investing and financing activities:		
Convertible Preferred Stock dividends paid-in-kind	$ 40,699	$ 19,741
Capital expenditures not yet paid	2,069	1,321

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, certificates of deposit, accounts receivable and contract assets. The Company places its cash and cash equivalents with financial institutions of high-credit quality. At times, such amounts may exceed federally insured limits. Cash and cash equivalents on deposit or invested with financial and lending institutions was $33.7 million and $30.3 million, as of December 31, 2024 and December 31, 2023, respectively.

The Company provides credit to customers in the normal course of business. The carrying amount of current accounts receivable and contract assets are stated at cost, net of an allowance for credit losses. The Company performs ongoing credit evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary. The Company maintains an allowance for credit losses to provide for the estimated amount of accounts receivable that will not be fully collected. The allowance is based on the assessment of the following factors: customer creditworthiness, historical payment experience, age of outstanding accounts receivable and any applicable collateral.

Inventory

Inventory is stated at the lower of cost or net realizable value. Cost is calculated on a first-in, first-out ("FIFO") basis. Inventory may consist of raw materials, work-in-process, and finished goods. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expense. Inventory is impaired when it is probable that inventory values exceed their net realizable value. Changes in these estimates are included in cost of sales in the consolidated statements of operations and comprehensive income (loss).

Property, Plant and Equipment

Property, plant and equipment are the long-lived, physical assets of the Company, acquired for use in the Company's normal business operations and not intended for resale by the Company. These assets are recorded at cost. Renewals and betterments that increase the useful lives of the assets are capitalized. The Company occasionally designs and builds its own machinery. The cost of these projects, including direct material and labor, and other indirect costs directly attributable to the construction, are capitalized as construction in progress. No provision for depreciation is made on construction in progress until the related assets are completed and placed in service.

Depreciation is based on the estimated useful lives of the assets using the straight-line method and is included in selling, general and administrative expenses or cost of sales based upon the asset; depreciation and amortization expense includes the amortization of assets under finance leases.

Expected useful lives for property, plant and equipment are reviewed at least annually. Estimated useful lives are as follows:

	Estimated useful life in years
Computer equipment	3
Furniture and fixtures	7
Laboratory equipment	3-10
Vehicles	5-7
Leasehold improvements	shorter of 5 or lease term
Assets subject to finance lease	lease term

As assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in other (income) expense, net in the consolidated statements of operations and comprehensive income (loss).

The Company regularly evaluates its property, plant and equipment for impairment when events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. If the Company determines that the carrying amount of an asset or asset group is not recoverable based upon the undiscounted expected future cash flows of the asset or asset group, the Company records an impairment loss equal to the excess of carrying amount over the estimated fair value of the asset or asset group.

During 2024 and 2023, the Company identified no triggering events and therefore, no quantitative impairment assessment was performed on its long-lived assets.

Leases

The Company is obligated under certain operating and finance leases for its facilities, vehicles and office equipment. The Company assesses whether an arrangement is a lease or contains a lease at inception of the arrangement. For arrangements considered leases, the Company assesses the lease for finance or operating classification and records a right-of-use ("ROU") asset and lease liability as of the commencement date. The Company uses the date of initial possession as the lease commencement date, which is generally when the underlying asset becomes available for the Company's specific use. The Company's operating leases are included in right-of-use assets, short-term operating lease liabilities and long-term operating lease liabilities on the consolidated balance sheets. The Company's finance leases consist primarily of vehicles and are included in property, plant and equipment, net, short-term finance lease liabilities and long-term finance lease liabilities on the consolidated balance sheets.

ROU assets represent the Company's right to use the underlying asset for the lease term and are amortized over the shorter of the useful life of the asset and the lease term. Lease liabilities represent the present value of the Company's obligations to make payments arising over the lease term. The present value of the lease payments is calculated using the incremental borrowing rate as of the lease commencement date, which reflects the fixed rate the Company would have to pay to borrow an amount equal to the future minimum lease payments over a similar term. Operating lease expense includes the sum of imputed interest expense and the amortization of ROU assets. For finance leases, interest is recognized and presented separately in interest expense, net on the consolidated statements of operations and comprehensive income (loss). The lease term includes renewal options which are reasonably certain to be exercised.

Lease and non-lease related components, such as common area maintenance costs, obligations to return the underlying asset to its original condition, or costs to dismantle and remove the underlying asset at the end of the term, are accounted for separately. Certain leasing arrangements contain predetermined fixed escalation of minimum rents and/or require variable payments, such as insurance and tax payments. Variable lease payments which depend on an index or other rate are initially measured using the index or rate at the commencement date and included in the measurement of the ROU asset and lease liability. The subsequent change in lease payments as a result of a change in the index or other rate are recognized as expense in the period in which the payment occurs.

The Company does not have any material restrictions or covenants in its lease agreements, sale leaseback transactions or residual value guarantees. Leases with an initial term of twelve months or less are not recorded on the Company's consolidated balance sheets and are recognized as lease expense on a straight-line basis in the consolidated statements of operations and comprehensive income (loss).

During 2024 and 2023, the Company identified no triggering events and therefore, no quantitative impairment assessment was performed on its right-of-use assets.

Intangible Assets, including Goodwill

The assets and liabilities of acquired businesses are recorded under the acquisition method of accounting at their estimated fair values at the date of acquisition.

Intangible assets include those acquired from the Company's various business combinations as well as licensed software for internal-use. Licensed software is acquired solely to meet the Company's internal needs which provides the right to take possession of the software and is hosted on the Company's specific hardware components, as well as the capitalization of qualifying costs during the application development stage. Indefinite-lived intangible assets include tradenames and in-process research and development ("IPR&D"). Finite-lived intangible assets include customer relationships, technology, trademarks, and internal-use software. Finite-lived intangible assets are reported at cost, net of accumulated amortization, and are either amortized on a straight-line basis over their estimated useful lives or over the period the economic benefits of the intangible assets are consumed. IPR&D is recognized as an

,

indefinite-lived intangible asset until completion or abandonment of the related project, then reclassified as a finite-lived intangible asset and amortized over the remaining useful life.

Acquired intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment testing or more frequently if events or a change in circumstance indicate that it is more likely than not that the asset is impaired. This testing compares carrying value to fair value and, when appropriate, the carrying value of these assets is reduced to fair value. The Company performs an impairment test of finite-lived intangibles whenever events or changes in circumstances indicate their carrying value may be impaired, consistent with the methodologies previously disclosed for Property, plant and equipment.

Goodwill is the amount by which the purchase price exceeded the fair value of the net identifiable assets acquired and liabilities assumed in a business combination on the date of acquisition. The Company's goodwill has been allocated to and is tested for impairment at a level referred to as the reporting unit. The Company has five reporting units, Mission Solutions, Space Components, Engineering Services, Hera Systems and Redwire Europe, which were determined based on similar economic characteristics, financial metrics and product and servicing offerings.

The Company tests goodwill for impairment annually as of October 1st or when events and circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying value. The Company first assesses goodwill for impairment on a qualitative basis to determine if a quantitative assessment is necessary. In circumstances where the qualitative analysis (Step 0) indicates that it is more likely than not that the fair value of a reporting unit does not exceed its carrying value, the Company would perform a quantitative analysis (Step 1) and the goodwill impairment loss, if any, is measured as the amount by which a reporting unit's carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill. In general, the Company performs a quantitative test for most reporting units at least once every three years, or more frequently if deemed necessary by Management.

The Company estimates the fair value of each reporting unit using a combination of a discounted cash flow ("DCF") analysis and market-based valuation methodologies such as comparable public company trading values and values observed in recent business acquisitions. Determining fair value requires the exercise of significant judgments, including the amount and timing of expected future cash flows, long-term growth rates, discount rates and relevant comparable public company earnings multiples and transaction multiples. The cash flows employed in the DCF analysis are based on the Company best estimate of future revenues, gross margins, operating expenses, and cash flows with consideration for other factors, such as general market conditions, U.S. and foreign government budgets, existing contracted and uncontracted backlog, subcontractor agreements, changes in working capital, long-term business plans and historical operating performance. The discount rates utilized in the DCF analysis are based on the respective reporting unit's weighted average cost of capital, which takes into account the relative weights of debt and equity components within the Company's existing capital structure and represents the expected cost of new capital, adjusted as appropriate to consider the risk inherent in future cash flows of the respective reporting unit. The carrying value of each reporting unit includes the assets and liabilities employed in its operations, goodwill and allocations of certain assets and liabilities held at the corporate level. The Company compares the fair value of a reporting unit to its carrying value, including goodwill. If the fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is not impaired. If the carrying value of the reporting unit, including goodwill, exceeds its fair value, a goodwill impairment loss is recognized in an amount equal to that excess.

During 2024 and 2023, the Company performed its annual impairment tests and concluded there were no indicators that the fair value of any reporting unit was more likely than not below carrying value. Therefore, no quantitative assessment was performed and no goodwill impairment was recognized during 2024 and 2023, respectively.

Equity Method Investments

Investments where the Company has the ability to exercise significant influence, but does not have control of the investee, are accounted for under the equity method of accounting and presented as equity method investments on the consolidated balance sheets. Significant influence typically exists if the Company has a 20% to 50% ownership interest in the investee. Under this method of accounting, the Company's share of the net earnings or losses of the investee is included in other (income) expense, net on the consolidated statements of operations and comprehensive income (loss) since the activities of the investee are not closely aligned with the operations of the Company's business.

The Company evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may be impaired. If a decline in the value of an equity method investment is determined to be other than temporary, a loss is recorded in earnings in the current period. Please refer to Note U – Joint Venture for additional information.

,

Derivative Financial Instruments

The Company evaluates its convertible instruments, options, warrants and other contracts to determine if those contracts or embedded components of those contracts qualify as derivatives. The classification of derivative instruments, including whether such instruments should be recorded as assets, liabilities, or equity, is reassessed at the end of each reporting period. For equity-linked financial instruments, the Company must determine whether the underlying instrument is indexed to its own common stock in order to classify the derivative instrument as equity. Otherwise, the derivative asset or liability, including embedded derivatives discussed below, is recognized at fair value with subsequent changes in fair value recognized in the consolidated statements of operations and comprehensive income (loss).

Private Warrants

Classification of the Company's private warrants is based on management's analysis of the guidance described above and a statement issued by the Staff of the Securities and Exchange Commission ("SEC") regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled "Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies." The Company determined that the private warrants meet the definition of a derivative and, therefore, are classified as a liability measured at fair value, subject to remeasurement at each reporting period. The Company measures the private warrant liability at fair value each reporting period with the change in fair value recorded as other (income) expense, net in the consolidated statements of operations and comprehensive income (loss).

Hybrid instruments

Hybrid instruments issued in the form of a share requires bifurcation of embedded features if (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. The nature of the host instrument is therefore evaluated to determine if it is more akin to a debt-like or equity-like host. In this assessment, the Company considers the stated and implied substantive features of the contract as well as the economic characteristics and risks of the hybrid instrument. Each term and feature is then weighed based on the relevant facts and circumstances to determine the nature of the host contract. Terms and features of the hybrid instrument (i.e. embedded derivatives) are then assessed to determine if they must be bifurcated and separately accounted for as freestanding derivatives. Examples of embedded derivatives include, among others, conversion options, redemption features, make-whole provisions, contingent increases in dividend rates and participation rights.

Convertible Preferred Stock

Accounting for convertible instruments and contracts in the Company's own equity requires an evaluation of the hybrid security to determine if liability classification is required. Liability classification is required for freestanding financial instruments that are not debt in legal form and are: (1) subject to an unconditional obligation requiring the issuer to redeem the instrument by transferring assets (i.e. mandatorily redeemable), (2) instruments other than equity shares that embody an obligation of the issuer to repurchase its equity shares, or (3) certain types of instruments that obligate the issuer to issue a variable number of equity shares. Securities classified in temporary equity are initially measured at the proceeds received, net of issuance costs and excluding the fair value of bifurcated embedded derivatives (if any). Subsequent measurement of the carrying value is not required until such time that the contingencies are resolved and reclassification as a liability is required.

Revenue Recognition

The Company's contracts are subject to revenue recognition using a five-step model, which involves (i) identification of the contract, (ii) identification of performance obligations in the contract, (iii) determination of the transaction price, (iv) allocation of the transaction price to the previously identified performance obligations, and (v) revenue recognition as the performance obligations are satisfied.

During step one of the five-step model, the Company considers whether contracts should be combined or separated, and based on this assessment, the Company combines closely related contracts when all the applicable criteria are met. The combination of two or more contracts requires judgment in determining whether the intent of entering into the contracts was effectively to enter into a single contract, which should be combined to reflect an overall profit rate. Similarly, the Company may separate an arrangement, which may consist of a single contract or group of contracts, with varying rates of profitability, only if the applicable criteria are met. Judgment is involved in determining whether a group of contracts may be combined or separated based on how the arrangement and the related performance criteria were negotiated. The conclusion to combine a group of contracts or separate a contract could change the amount of revenue and gross profit recorded in a given period.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when the performance obligation is satisfied. The Company's contracts with customers generally do not include a right of return relative to delivered products. In certain cases, contracts are modified to account for changes in the contract specifications or requirements. In most instances, contract modifications are accounted for as part of the existing contract. Certain contracts with customers have options for the customer to acquire additional goods or services. In most cases, the pricing of these options are reflective of the standalone selling price of the good or service. These options do not provide the customer with a material right and are accounted for only when the customer exercises the option to purchase the additional goods or services. If the option on the customer contract was not indicative of the standalone selling price of the good or service, the material right would be accounted for as a separate performance obligation.

The Company's revenues are derived from the design and sales of components for spacecraft and satellites and the performance of engineering, modeling and simulation services related to spacecraft design and mission execution. Each promised good or service within a contract is accounted for separately, if they are distinct. Promised goods or services not meeting the criteria for being a distinct performance obligation are bundled into a single performance obligation with other goods or services that together meet the criteria for being distinct. The appropriate allocation of the transaction price and recognition of revenue is then applied for the bundled performance obligation. The Company has concluded that its service contracts generally contain a single performance obligation given the interrelated nature of the activities which are significantly customized and not distinct within the context of the contract.

Once the Company identifies the performance obligations, it determines the transaction price, which includes estimating the amount of variable consideration to be included in the transaction price, if any. The Company's contracts generally do not contain penalties, credits, price concessions, or other types of potential variable consideration. Prices are fixed at contract inception and are not contingent on performance or any other criteria.

The Company engages in long-term contracts for production and service activities and recognizes revenue for performance obligations over time. The Company considers the nature of these contracts and the types of products and services provided when determining the proper accounting for a particular contract. These contracts include both firm-fixed-price ("FFP") and cost reimbursable contracts. The Company's cost reimbursable contracts typically include cost-plus fixed fee ("CPFF") and time-and-material ("T&M") contracts. These long-term contracts involve the design, development, manufacture, or modification of components for spacecraft and satellites. For FFP and CPFF contracts, revenue is recognized over time (versus point in time recognition), as the Company's performance creates an asset with no alternative use to the Company and the Company has an enforceable right to payment for performance completed to date, and the customer receives the benefit as the Company builds the asset. For T&M contracts, the Company recognizes revenue in the amount for which the Company has a right to invoice the customer based on the control transferred to the customer.

For long-term contracts, the Company typically recognizes revenue using the input method, using a cost-to-cost measure of progress. The Company believes that this method represents the most faithful depiction of the Company's performance because it directly measures value transferred to the customer. Contract estimates are based on various assumptions to project the outcome of future events that may span several years. These assumptions include, but are not limited to, the amount of time to complete the contract, including the assessment of the nature and complexity of the work to be performed; the cost and availability of materials; the availability of subcontractor services and materials; and the availability and timing of funding from the customer. The Company bears the risk of changes in estimates to complete on a fixed-price contract, which may cause profit levels to vary from period to period. For cost reimbursable contracts, the Company is reimbursed periodically for allowable costs and is paid a portion of the fee based on contract progress. In the limited instances where the Company enters into T&M contracts, revenue recognized reflects the number of direct labor hours expended in the performance of a contract multiplied by the contract billing rate, as well as reimbursement of other direct billable costs. For long-term contracts, the Company recognizes anticipated contract losses as soon as they become known and estimable.

Accounting for long-term contracts requires significant judgment relative to estimating total contract revenues and costs, in particular, assumptions relative to the amount of time to complete the contract, including the assessment of the nature and complexity of the work to be performed. The Company's estimates are based upon the professional knowledge and experience of its engineers, program managers and other personnel, who review each long-term contract monthly to assess the contract's schedule, performance, technical matters and estimated cost at completion. Changes in estimates are applied retrospectively and when adjustments in estimated contract costs are identified, such revisions may result in current period adjustments to earnings applicable to performance in prior periods.

For long-term contracts, the portion of the payments retained by the customer is not considered a significant financing component. At contract inception, the Company also expects that the lag period between the transfer of a promised good or service to a customer and when the customer pays for that good or service will not constitute a significant financing component. Many of the Company's long-term contracts have milestone payments, which align the payment schedule with the progress towards completion on the performance obligation. On some contracts, the Company may be entitled to receive an advance payment, which is not considered a significant financing component because it is used to facilitate inventory demands at the onset of a contract and to safeguard the Company from the failure of the other party to abide by some or all of their obligations under the contract.

Contract Balances

Contract balances result from the timing of revenue recognized, billings and cash collections, and the generation of contract assets and liabilities. Contract assets are presented as such on the Company's consolidated balance sheets and represent revenue recognized in excess of amounts invoiced to the customer and the right to payment is not solely subject to the passage of time. Contract liabilities are presented as deferred revenue on the Company's consolidated balance sheets and relate to advanced payments and billings in excess of revenues recognized and are recognized into revenue as the Company satisfies the underlying performance obligation, either over time as costs are incurred or as control is transferred to the customer.

Remaining Performance Obligations

The Company includes in its computation of remaining performance obligations customer orders for which it has accepted signed sales orders. The definition of remaining performance obligations excludes T&M contracts accounted for under the "right to invoice" practical expedient.

Advertising Costs

All advertising, promotional and marketing costs are expensed when incurred and are included in Selling, general and administrative expenses within the consolidated statements of operations and comprehensive income (loss). The table below presents the advertising cost for the following periods:

| | Year Ended | |
	December 31, 2024	December 31, 2023
Advertising costs	$ 1,976	$ 1,199

Research and Development Costs

Research and development costs are primarily made up of labor charges, prototype material, and development expenses. Research and development costs are expensed in the period incurred.

Post-retirement Benefit Plans

As a result of the Space NV acquisition, the Company sponsors various post-retirement benefit plans for certain non-U.S. employees including three cash balance plans: one defined benefit pension plan with risk-based coverage for death and disability benefits (collectively, the "Base Plan") and two supplementary pension bonus plans that provides variable remuneration linked to employees' performance (the "Performance Plans"). These cash balance plans are defined benefit plans which provide for post-retirement benefits based on employee and employer contributions and prescribed rates of return in accordance with Belgium Regulation. The Company's policy is to cover 100% of all benefit obligations associated with supplementary pensions, bonus pensions, and other post-retirement benefits (i.e., death and disability) through group insurance policies. Accordingly, the Company recognizes the net funded status on a plan-by-plan basis as either an asset recorded within other non-current assets or a liability recorded within other non-current liabilities within the consolidated balance sheets. The net funded status is measured on a plan-by-plan basis as the difference between the fair value of each plan's assets and the benefit obligation.

The net funded status is measured annually, or more frequently, upon the occurrence of certain events such as a significant plan amendment, settlement, or curtailment. Fair value is determined on a plan-by-plan basis and obligations are computed based on service and contributions to date, using actuarial valuations that are based in part on certain key economic assumptions, including the discount rates and the expected long-term rate of return on plan assets. The assumptions made in this analysis affect both the calculation of the benefit obligations and the calculation of net periodic benefit costs in subsequent periods. The fair value of plan assets includes amounts contributed by the employee and employer and amounts earned from investing the contributions, less benefits paid. Assumptions are reviewed on an annual basis, unless circumstances require an interim remeasurement of any of our plans.

Differences between the actual return and expected return on plan assets during the year and changes in the benefit obligation for the Company's defined benefit pension plans due to changes in the annual valuation assumptions generate actuarial gains or losses. The Company has elected to immediately recognize actuarial gains or losses for each plan as a component of net periodic pension cost.

,

Please refer to Note R – Employee Benefit Plans for additional information related to the Company's defined benefit plans.

Equity-based Compensation

The Company's equity-based compensation plans are classified as equity plans and compensation expense is generally recognized over the vesting period of stock awards. The Company issues stock awards in the form of incentive units, non-qualified stock options, time-based restricted stock units, performance-based restricted stock units and eligibility to participate in the Employee Stock Purchase Plan (the "ESPP"). The fair value of incentive units and stock options are calculated on the grant date using the Black-Scholes Option Pricing Model ("OPM"). Given the absence of adequate historical data, the Company uses the simplified method to estimate the term of stock options granted to employees. The fair value of the time-based restricted stock units are calculated based on the closing market price of the Company's common stock on the grant date. The fair value of the performance-based restricted stock units are valued using a Monte Carlo simulation model on the grant date.

The vesting of the incentive units is contingent on service-based, performance-based, and market conditions and, as such, the recognition of compensation expense is deferred until it is probable the performance conditions will be satisfied. Once it is probable that the performance conditions will be satisfied, unrecognized compensation expense is recognized based on the portion of the requisite service period that has been rendered. If the requisite period is complete, compensation expense is recognized regardless of market conditions being met.

For non-qualified stock options, time-based restricted stock units and performance-based restricted stock units, the Company recognizes the grant date fair value as compensation expense on a straight-line method over the vesting period (typically three years) and recognizes forfeitures as they occur.

The ESPP authorizes the grant of rights to employee participants to purchase the Company's common stock through payroll deductions, up to 15% of their eligible compensation. The plan is a compensatory plan as it allows participants to purchase stock equal to 85% of the fair market value of the Company's common stock at the beginning or end of each offering period, whichever is less (the "Discounted Value"). The ESPP is accounted for as an equity classified award. The Company recognizes the fair value of the ESPP award at the start of the offering period as compensation expense on a straight-line method over the offering period. The fair value of the ESPP award is comprised of the value of Discounted Value and the value associated with the variability in the Company's common stock price during the offering period, which is estimated using the Black-Scholes model.

Income Taxes

The Company computes its provision for income taxes using the asset and liability method, under which deferred tax assets and liabilities are calculated based on the basis difference for financial reporting and tax basis of assets and liabilities using enacted tax rates for the year in which the differences are expected to reverse. All deferred income taxes are classified as non-current in the Company's consolidated balance sheets. The Company records a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company assesses the deferred tax assets for recoverability on a quarterly basis.

The Company recognizes a tax benefit only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

Emerging Growth Company

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act") exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act of 1933 registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company's financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because

,

(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

of the potential differences in accounting standards used.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,* which requires a public entity to disclose significant segment expenses and other segment items on an annual and interim basis, provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually and require a public entity that has a single reportable segment to provide all the disclosures required by the amendments in the ASU and existing requirements under Topic 280. Additionally, it requires a public entity to disclose the title and position of the CODM. The ASU does not change how a public entity identifies its operating segments, aggregates them, or applies the quantitative thresholds to determine its reportable segments. The Company adopted ASU 2023-07 effective December 31, 2024, using a retrospective transition method. Adoption of this guidance enhanced the footnote disclosures with no impact on the Company's results of operations, cash flows and financial condition.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU No. 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40).* The ASU requires disclosure, in the notes to financial statements, of specified information about certain costs and expenses, including purchases of inventory, employee compensation, depreciation, and intangible asset amortization included in each relevant expense caption. Additionally, the amendment requires a qualitative description of the amounts remaining in the relevant expense captions that are not separately disaggregated quantitatively, and to disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses. For public business entities, the new guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. An entity may apply the amendments prospectively for reporting periods after the effective date or retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the impact of adoption, which is expected to have an impact on disclosures only with no impact on the Company's results of operations, cash flows and financial condition.

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures.* The ASU requires a public business entity ("PBE") to disclose, on an annual basis, a tabular rate reconciliation using both percentages and currency amounts, broken out into specified categories with certain reconciling items further broken out by nature and jurisdiction to the extent those items exceed a specified threshold. In addition, all entities are required to disclose income taxes paid, net of refunds received disaggregated by federal, state/local, and foreign, as well as by jurisdiction, if the amount is at least 5% of total income tax payments, net of refunds received. For PBEs, the new guidance is effective for annual periods beginning after December 15, 2024, with early adoption permitted. An entity may apply the amendments in this ASU prospectively by providing the revised disclosures for the period ending December 31, 2025 and continuing to provide the pre-ASU disclosures for the prior periods, or may apply the amendments retrospectively by providing the revised disclosures for all periods presented. The Company is currently evaluating the impact of adoption, which is expected to have an impact on disclosures with no impact on the Company's results of operations, cash flows and financial condition.

Note C – Business Combinations

On August 30, 2024, the Company acquired 100% of the equity interests of Hera Systems, Inc. ("Hera"), a spacecraft developer focused on specialized missions for national security space customers. Hera's primary operations include developing high-performance spacecraft to support the evolving requirements for national security missions operating in contested space. Hera's advanced platform incorporates cyber-secure communications, resilient power systems, highly accurate pointing, extensive maneuverability and massive on-board computing power supporting mission- and payload-specific machine learning. This acquisition is not material individually to the Company's financial position as of December 31, 2024, or the results of operations for the year ended December 31, 2024. Therefore, the pro forma operating results and other disclosures for the Hera acquisition are not presented.

The Company incurred $1.1 million of costs during the year ended December 31, 2024 and incurrednominal costs during the same periods in 2023, respectively, related to completed acquisitions as of the respective periods. These expenses are included in transaction expenses on the consolidated statements of operations and comprehensive income (loss).

Note D – Fair Value of Financial Instruments

Cash, cash equivalents and restricted cash, accounts receivable, contract assets, inventories, prepaid expenses and other current assets, accounts payable, accrued expenses, deferred revenue and other current liabilities are reflected on the consolidated balance sheets at amounts that approximate fair value because of the short-term nature of these financial assets and liabilities.

(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

The fair value of the Company's debt approximates its carrying value and is classified as Level 2 within the fair value hierarchy as it is based on discounted cash flows using a current borrowing rate.

Committed Equity Facility

On April 14, 2022, the Company entered into a common stock Purchase Agreement (the "Purchase Agreement") and a Registration Rights Agreement with B. Riley Principal Capital, LLC ("B. Riley"). Pursuant to the Purchase Agreement, the Company had the right, but not the obligation, to direct B. Riley to purchase a specified amount of shares (each, a "Purchase") over the 24-month period from Commencement (as defined in the Purchase Agreement), which ended on April 14, 2024.

The Company controlled the timing and amount of any sales to B. Riley, which depend on a variety of factors including, among other things, market conditions, the trading price of the Company's common stock, and determinations by the Company as to appropriate sources of funding for its business and operations. However, B. Riley's obligation to purchase shares was subject to certain conditions. In all instances, the Company could not sell shares of its common stock under the Purchase Agreement if it would result in B. Riley beneficially owning more than 4.99% of its common stock at any one point in time.

At inception, the Company evaluated the Purchase Agreement with B. Riley and determined that the committed equity facility was not indexed to the Company's own common stock and, therefore, measures the derivative asset at fair value based on the consideration transferred to B. Riley in exchange for its irrevocable commitment to purchase up to $80.0 million in shares of the Company's common stock. Subsequent changes in the fair value of the derivative asset are dependent upon, among other things, changes in the closing share price of the Company's common stock, the quantity and purchase price of shares purchased by B. Riley during the reporting period, the unused capacity under the committed equity facility as of the balance sheet date and the cost of raising other forms of capital. As certain inputs are not observable in the market, the derivative asset is classified as a Level 3 instrument within the fair value hierarchy. The Company adjusts the previous fair value estimate of the committed equity facility at each reporting period based on changes in the weighted average purchase price of shares purchased by B. Riley during the period, the unused capacity available under the committed equity facility, expected stock price volatility and other macroeconomic factors which impact the cost of raising comparable forms of capital. As disclosed above, on April 14, 2024, the Purchase Agreement with B. Riley expired in accordance with its terms and was not extended. As a result, the Company no longer recognized a derivative asset related to the committed equity facility after April 14, 2024.

Pursuant to the Purchase Agreement, the purchase price for each share of common stock is equal to 97% of the volume weighted average price ("VWAP") on the applicable purchase date, which results in a 3% fee on the purchase of the Company's common stock. The Company did not sell shares to B. Riley during the year ended December 31, 2024 and sold 497,392 shares to B. Riley during the year ended December 31, 2023 for net proceeds of $1.2 million.

Private Warrants

In September 2021, the Company issued 7,732,168 private warrants in a transaction exempt from registration under securities regulations. The warrants, which are not listed for trading on a stock exchange, entitle the holder to purchase one share of the Company's common stock at an exercise price of $11.50 per share, subject to adjustment. The warrants will expire on September 2, 2026, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation. The private warrants were established as a liability at issuance. Classification of the private warrants as liability instruments was based on an analysis of the guidance in accordance with U.S. GAAP and in a statement issued by the Staff of the SEC regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled "Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies." The Company considered whether the private warrants display the three characteristics of a derivative, and concluded the private warrants meet the definition of a derivative. However, the private warrants fail to meet the equity scope exception and thus are classified as a liability measured at fair value, subject to remeasurement at each reporting period. The changes in fair value of the private warrant liability were an increase of $52.0 million and $2.0 million for the year ended December 31, 2024 and 2023, respectively. These changes in fair value are recognized as other (income) expense, net in the consolidated statements of operations and comprehensive income (loss).

(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

The private warrants were valued using a modified Black-Scholes OPM. As certain inputs are not observable in the market, the private warrants are classified as Level 3 instruments within the fair value hierarchy. The table below presents the fair value per warrant and the valuation assumptions under the Black-Scholes OPM:

	December 31, 2024	December 31, 2023
Fair value per share	$ 7.15	$ 0.43
Warrants outstanding	7,732,168	7,732,168
Exercise price	$ 11.50	$ 11.50
Common stock price	$ 16.46	$ 2.85
Expected option term	1.67 years	2.67 years
Expected volatility	52.70 %	74.20 %
Risk-free rate of return	4.18 %	4.00 %
Expected annual dividend yield	— %	— %

The table below presents the Company’s financial instruments measured at fair value on a recurring basis:

		December 31, 2024			
	Balance Sheet Location	Level 1	Level 2	Level 3	Total
Liabilities:					
Private warrants	Warrant liabilities	$ —	$ —	$ 55,285	$ 55,285
Total liabilities		$ —	$ —	$ 55,285	$ 55,285

		December 31, 2023			
	Balance Sheet Location	Level 1	Level 2	Level 3	Total
Assets:					
Committed equity facility	Prepaid expenses and other current assets	$ —	$ —	$ —	$ —
Total assets		$ —	$ —	$ —	$ —
Liabilities:					
Private warrants	Warrant liabilities	$ —	$ —	$ 3,325	$ 3,325
Total liabilities		$ —	$ —	$ 3,325	$ 3,325

There were no changes in the fair value of Level 3 financial assets during the year ended December 31, 2024.Changes in the fair value of Level 3 financial assets and liabilities were as follows:

Assets:	Committed Equity Facility	Total Level 3
December 31, 2022	$ 216	$ 216
Additions	—	—
Changes in fair value	(216)	(216)
Settlements	—	—
December 31, 2023	$ —	$ —

,

(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

Liabilities:	**Contingent Consideration**	**Private Warrants**	**Total Level 3**
December 31, 2022	$ 1,000	$ 1,314	$ 2,314
Additions	—	—	—
Changes in fair value	—	2,011	2,011
Settlements	(1,000)	—	(1,000)
December 31, 2023	$ —	$ 3,325	$ 3,325
Additions	—	—	—
Changes in fair value	—	51,960	51,960
Settlements	—	—	—
December 31, 2024	$ —	$ 55,285	$ 55,285

Note E – Accounts Receivable, net

The accounts receivable, net balance was as follows:

	December 31, 2024	December 31, 2023
Billed receivables	$ 18,450	$ 28,926
Unbilled receivables	3,455	3,485
Total accounts receivable, net	$ 21,905	$ 32,411

Accounts receivable are recorded for amounts to which the Company is entitled and has invoiced to the customer. Unbilled receivables, presented in the table above, consist of unbilled amounts under time-and-material ("T&M") contracts where billing and payment is subject solely to the passage of time.

Substantially all accounts receivable as of December 31, 2024 are expected to be collected in 2025. The Company does not believe there is a significant exposure to credit risk as the majority of the Company's accounts receivable are due from U.S. and foreign governments or large prime contractors of such government entities. As a result, the allowance for credit losses was not material as of December 31, 2024 and 2023, respectively.

Note F – Inventory

The inventory balance was as follows:

	December 31, 2024	December 31, 2023
Raw materials	$ 1,812	$ 1,452
Work in process	427	64
Inventory	$ 2,239	$ 1,516

(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

Note G – Property, Plant and Equipment, net

Property, plant and equipment, net were as follows:

	December 31, 2024			December 31, 2023		
	United States	Europe	Total	United States	Europe	Total
Computer equipment	$ 2,690	$ 695	$ 3,385	$ 1,755	$ 559	$ 2,314
Furniture and fixtures	1,409	36	1,445	1,181	39	1,220
Laboratory equipment	6,879	728	7,607	5,086	594	5,680
Leasehold improvements	2,576	4,410	6,986	2,764	4,683	7,447
Vehicles	81	—	81	—	—	—
Finance lease ROU assets	—	2,313	2,313	—	2,004	2,004
Construction in process	5,648	—	5,648	3,782	—	3,782
Property, plant and equipment, gross	19,283	8,182	27,465	14,568	7,879	22,447
Less: accumulated depreciation	(6,147)	(3,481)	(9,628)	(4,631)	(1,907)	(6,538)
Total property, plant and equipment, net	$ 13,136	$ 4,701	$ 17,837	$ 9,937	$ 5,972	$ 15,909

There was no impairment recognized related to property, plant and equipment during the year ended December 31, 2024 and 2023, respectively.

The table below presents the depreciation expense related to property, plant and equipment for the following periods:

	Year Ended	
	December 31, 2024	December 31, 2023
Depreciation expense	$ 4,067	$ 3,512

Note H – Intangible Assets, net

The intangible assets gross carrying amount and accumulated amortization were as follows:

	December 31, 2024			
	Gross carrying amount	Accumulated amortization	Net carrying amount	Weighted average useful life in years
Finite-lived intangible assets:				
Customer relationships	$ 39,606	$ (8,403)	$ 31,203	21
Technology	33,379	(12,351)	21,028	15
Trademarks	3,172	(2,050)	1,122	9
Internal-use software licenses	8,760	(3,116)	5,644	6
In-process internal-use software	2,491	—	2,491	
Indefinite-lived intangible assets:				
Cosmos Tradename	300	—	300	
Total intangible assets	$ 87,708	$ (25,920)	$ 61,788	

(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

	December 31, 2023			
	Gross carrying amount	Accumulated amortization	Net carrying amount	Weighted average useful life in years
Finite-lived intangible assets:				
Customer relationships	$ 39,824	$ (6,181)	$ 33,643	21
Technology	32,861	(8,833)	24,028	15
Trademarks	3,172	(1,684)	1,488	9
Internal-use software licenses	3,256	(1,811)	1,445	4
In-process internal-use software	2,081	—	2,081	
Indefinite-lived intangible assets:				
Cosmos Tradename	300	—	300	
Total intangible assets	$ 81,494	$ (18,509)	$ 62,985	

There was no impairment recognized related to intangible assets during the year ended December 31, 2024 and 2023, respectively.

The table below presents the amortization expense related to intangible assets for the following periods:

	Year Ended	
	December 31, 2024	December 31, 2023
Amortization expense	$ 7,625	$ 7,212

The table below presents the future amortization expense on intangible assets as of December 31, 2024:

Year	Total
2025	$ 7,108
2026	6,473
2027	6,077
2028	5,597
2029	5,238
Thereafter	28,504
Total future amortization expense on intangible assets	$ 58,997

Note I – Goodwill

The changes in the carrying amount of goodwill were as follows:

	Gross Goodwill	Accumulated Impairment	Net Goodwill
Balance of goodwill as of December 31, 2022	$ 114,534	$ (49,916)	$ 64,618
Measurement period adjustment - Space NV	545	—	545
Change arising from impact of foreign currency	808	(214)	594
Balance of goodwill as of December 31, 2023	$ 115,887	$ (50,130)	$ 65,757
Goodwill arising from acquisitions	6,629	—	6,629
Change arising from impact of foreign currency	(1,438)	213	(1,225)
Balance of goodwill as of December 31, 2024	$ 121,078	$ (49,917)	$ 71,161

There was no impairment recognized related to goodwill during the year ended December 31, 2024 and 2023, respectively.

(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

Note J – Debt

The table below presents details of the Company's debt as of the following periods and the effective interest rate as of December 31, 2024:

	Effective interest rate	December 31, 2024	December 31, 2023
Adams Street Term Loan	11.46 %	$ 30,212	$ 30,522
Adams Street Delayed Draw Term Loan	11.46	14,619	14,769
Adams Street Incremental Term Loan	11.29	31,268	31,588
Adams Street Revolving Credit Facility	13.53	50,000	12,000
D&O Financing Loans	2.21	486	598
Total debt		126,585	89,477
Less: unamortized discounts and issuance costs		855	1,257
Total debt, net		125,730	88,220
Less: Short-term debt, including current portion of long-term debt		1,266	1,378
Total long-term debt, net		$ 124,464	$ 86,842

Adams Street Credit Agreement

On October 28, 2020, the Company entered into a credit agreement with Adams Street Capital (the "Adams Street Credit Agreement"), the terms of which were subsequently modified by various amendments through December 31, 2024. As amended, the Adams Street Credit Agreement includes (i) a $ 31.0 million term loan commitment, (ii) a $15.0 million delayed draw term loan, (iii) a $32.0 million incremental term loan, and (iv) a $65.0 million revolving credit facility commitment, all of which mature on October 28, 2026. During the year ended December 31, 2024, the Company borrowed $45.0 million and repaid $7.0 million, respectively, on the revolving credit facility. As of December 31, 2024, the Company had $15.0 million of remaining capacity under the Company's revolving credit facility.

As of December 31, 2024, the outstanding principal on the Adams Street Credit Agreement incurs cash interest in accordance with the prime rate plus the applicable rates as set forth in the table below:

	Eurocurrency Rate	Base Rate
Term loans	6.00 %	5.00 %
Revolving credit facility:		
Aggregate principal of $5.0 million or less	6.00	5.00
Aggregate principal in excess of $5.0 million	7.50	6.50

As amended in March 2022, AE Industrial Partners Fund II, LP ("AEI") and certain of its affiliates (the "AEI Guarantors"), provided a limited guarantee for the payment of outstanding revolving loans in excess of $10.0 million, with a $15.0 million cap in the aggregate. In the event that the AEI Guarantors are required to make payments to the lenders under the Adams Street Credit Agreement pursuant to the terms of the limited guarantee, each AEI Guarantor would be subrogated to the rights of the lenders. In connection with the limited guarantee, the Company agreed to pay to the AEI Guarantors a fee equal to 2% of any amount actually paid by such guarantors under the limited guarantee. The fee is waivable by the AEI Guarantors at their discretion.

As amended in August 2022, the outstanding principal on the term loans and revolving loans under the Adams Street Credit Agreement incurs additional interest to be paid-in-kind ("PIK") of 2.00% per annum, which is accrued and added to the outstanding principal balance until the Company is in compliance with the consolidated total net leverage ratio. The requirement to comply with the consolidated total net leverage ratio was suspended through September 30, 2023, and such compliance resumed with the fiscal quarter ending December 31, 2023. In addition, the Company was required to maintain a minimum liquidity covenant of $5.0 million measured on the last day of each fiscal month commencing with the month ending September 30, 2022 through September 30, 2023. During the second quarter of 2023, in accordance with the provisions of the Adams Street Credit Agreement, as amended, the Company met certain requirements to end the incremental 2.00% per annum PIK interest, effective May 1, 2023. The previously suspended requirement to comply with the consolidated total net leverage ratio, as discussed above, is no longer in effect and the Company is required to comply with the consolidated total net leverage ratio as of December 31, 2024.

(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

There was no accrued PIK interest on the Adams Street Credit Agreement recorded during the year ended December 31, 2024 and $0.5 million during the year ended December 31, 2023.

In June 2023, the Company entered into the Sixth Amendment to the Adams Street Credit Agreement, in which the LIBOR-based interest rate applicable to borrowings under the Adams Street Credit Agreement was replaced with a SOFR-based interest rate in advance of the cessation of LIBOR, which occurred on June 30, 2023. In December 2023, the Company entered into a Seventh Amendment to the Adams Street Credit Agreement, in which the commitments under the revolving credit facility increased from $25.0 million to $30.0 million.

In June 2024, the Company entered into an Eighth Amendment to the Adams Street Credit Agreement ("Eighth Amendment"), in which the commitments under the revolving credit facility increased from $30.0 million to $45.0 million. Pursuant to the Eighth Amendment, the Company is required to maintain an aggregate principal amount of outstanding revolving credit loans in an amount no less than $10.0 million. In August 2024, the Company entered into a Ninth Amendment to the Adams Street Credit Agreement ("Ninth Amendment"), in which the commitments under the revolving credit facility increased from $45.0 million to $65.0 million. Pursuant to the Ninth Amendment, the aggregate principal amount of outstanding revolving credit loans the Company is required to maintain increased from no less than $10.0 million to no less than $30.0 million.

The Adams Street Credit Agreement, as amended, contains certain customary representations and warranties, affirmative and other covenants and events of default, including among other things, payment defaults, breach of representations and warranties, and covenant defaults.

As of December 31, 2024 and December 31, 2023, the Company was in compliance with its covenant requirements, as amended.

D&O Financing Loan

On September 3, 2023, the Company entered into a $1.2 million loan with AFCO Credit Corporation (the "2023 D&O Financing Loan") to finance the Company's directors and officers insurance premium. The 2023 D&O Financing Loan has an interest rate of 7.39% per annum and a maturity date of March 3, 2024. In March 2024, the Company repaid the full outstanding principal and interest on the 2023 D&O Financing Loan.

On August 28, 2024, the Company entered into a $1.0 million loan with AFCO Credit Corporation (the "2024 D&O Financing Loan") to finance the Company's directors and officers insurance premium. The 2024 D&O Financing Loan has an interest rate of 7.53% per annum and a maturity date of March 3, 2025.

The maturities of the Company's long-term debt outstanding as of December 31, 2024 are as follows:

	2025	2026	2027	2028	2029	Thereafter	Total
Adams Street Term Loan	$ 310	$ 29,902	$ —	$ —	$ —	$ —	$ 30,212
Adams Street Delayed Draw Term Loan	150	14,469	—	—	—	—	14,619
Adams Street Incremental Term Loan	320	30,948	—	—	—	—	31,268
Adams Street Revolving Credit Facility	—	50,000	—	—	—	—	50,000
D&O Financing Loan	486	—	—	—	—	—	486
Total long-term debt maturities	$ 1,266	$ 125,319	$ —	$ —	$ —	$ —	$ 126,585

The table below presents the interest expense on debt, including the amortization of discounts and issuance costs for the following periods:

	Year Ended	
	December 31, 2024	December 31, 2023
Interest expense on debt	$ 13,484	$ 10,702

Note K – Leases

The Company has entered into and acquired long-term leasing arrangements for the right to use various classes of underlying assets, including facilities, vehicles and office equipment. Certain facility leases contain predetermined fixed escalation of minimum rents at stated rates ranging from 2.00% to 25.00% per annum and three leases with annual escalations based on certain price indices. In

(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

addition, certain facility leases include renewal options that could extend the lease term for up to an additional fifteen years. The office equipment lease contains a renewal option that could extend the lease to consecutive 60-day terms and a purchase option.

Total Lease Costs

The following table summarizes total lease costs for the period:

	Year Ended	
	December 31, 2024	December 31, 2023
Finance lease cost:		
Amortization of ROU assets	$ 518	$ 434
Interest on lease liabilities	122	98
Operating lease costs	4,637	4,251
Variable lease costs	48	29
Short-term lease costs	475	230
Total lease costs	$ 5,800	$ 5,042

Total lease costs are included in selling, general and administrative expenses and cost of sales on the consolidated statements of operations and comprehensive income (loss).

There was no impairment recognized related to ROU assets during the year ended December 31, 2024 and 2023, respectively.

As of December 31, 2024, the Company had two facility leases that had not yet commenced but require significant future lease obligations in the amount of $3.8 million. The contracts were determined to be operating leases, whereby the Company is not required to make rent payments prior to the lease commencement date while construction is completed on the underlying asset. Due to the nature of the work and the amount of the Company's contribution to the construction period costs for each lease, the Company was determined not to be the owner of the assets under construction as the landlords have substantially all of the construction period risks.

Supplemental Balance Sheet Information

The following table presents supplemental balance sheet information related to the Company's operating and finance leases:

	December 31, 2024		December 31, 2023	
	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Right-of-use assets, net reflected in the following balance sheet line items:				
Property, plant and equipment, net	$ —	$ 1,392	$ —	$ 1,551
Right-of-use assets	15,277	—	13,181	—
Total right-of-use assets	$ 15,277	$ 1,392	$ 13,181	$ 1,551
Current lease balance reflected in the following balance sheet line items:				
Short-term operating lease liabilities	$ 4,354	$ —	$ 3,737	$ —
Short-term finance lease liabilities	—	473	—	439
Non-current lease balance reflected in the following balance sheet line items:				
Long-term operating lease liabilities	13,444	—	12,302	—
Long-term finance lease liabilities	—	980	—	1,137
Total lease liabilities	$ 17,798	$ 1,453	$ 16,039	$ 1,576

(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

Other Supplemental Information

The following table presents other supplemental information related to the Company's leases:

	Year Ended			
	December 31, 2024		December 31, 2023	
	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Cash paid for lease liabilities	$ 2,460	$ 601	$ 4,273	$ 492
Right-of-use assets obtained in exchange for new lease liabilities	5,813	457	3,418	1,167
Weighted average remaining lease term (in years)	4.0	3.3	4.4	3.8
Weighted average discount rate	7.8 %	8.1 %	6.3 %	8.4 %

Future Lease Obligations

As of December 31, 2024, the future annual minimum lease payments for lease liabilities are as follows:

Year	Operating Leases	Finance Leases
2025	$ 5,485	$ 571
2026	4,545	462
2027	4,366	382
2028	2,861	218
2029	1,836	42
Thereafter	2,858	—
Total lease payments	21,951	1,675
Less: imputed interest	4,153	222
Present value of lease liabilities	$ 17,798	$ 1,453

Note L – Warrants

Public Warrants

Each public warrant entitles the registered holder to purchaseone share of common stock at a price of $11.50 per share, subject to adjustment. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares of common stock. This means only a whole warrant may be exercised at a given time by a warrant holder. The warrants will expire on September 2, 2026, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company may call the public warrants for redemption as follows: (1) in whole and not in part; (2) at a price of $0.01 per warrant; (3) upon a minimum of 30 days prior written notice of redemption; and (4) only if the last reported closing price of the common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the 3rd trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If the Company calls the public warrants for redemption, management will have the option to require all holders that wish to exercise the Company public warrants to do so on a "cashless basis."

The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including a consolidation, combination, reverse stock split or reclassification of shares of the Company's common stock or other similar event. In no event will the Company be required to net cash settle the warrant shares.

As of December 31, 2024 and 2023, there were 8,188,811, respectively, public warrants issued and outstanding.

Private Warrants

The terms and provisions of the public warrants above also apply to the private warrants. If the private warrants are held by holders other than the original holders or their respective permitted transferees, the private warrants will be redeemable by the Company and exercisable by the holders on the same basis as the public warrants. The original holders and their respective permitted transferees

,

(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

have the option to exercise the private placement warrants on a cashless basis.

As of December 31, 2024 and 2023, there were7,732,168, respectively, private warrants issued and outstanding.

Refer to Note D – Fair Value of Financial Instruments for information on the Level 3 inputs used to value the private warrants.

Note M – Income Taxes

The table below presents the current and deferred components of income tax expense (benefit) for the following periods:

	Year Ended	
	December 31, 2024	**December 31, 2023**
Current:		
Federal	$ —	$ —
State	67	(73)
Foreign	(284)	512
Total current income tax expense (benefit)	(217)	439
Deferred:		
Federal	(122)	48
State	271	62
Foreign	(1,952)	(1,035)
Total deferred income tax expense (benefit)	(1,803)	(925)
Total income tax expense (benefit)	$ (2,020)	$ (486)

A reconciliation of the U.S. federal statutory income tax expense to actual income tax expense is as follows:

	Year Ended	
	December 31, 2024	**December 31, 2023**
Income (loss) before income taxes	**$ (116,331)**	**$ (27,750)**
Federal statutory income tax rate	21.0 %	21.0 %
Expected federal provision (benefit) for income taxes at the federal statutory income tax rate	**(24,430)**	**(5,828)**
State income tax (benefit), net of federal tax benefit	(3,159)	(1,190)
Change in fair value of warrants	10,912	422
Permanent differences	314	136
Tax (benefits) / non-deductible expenses related to equity-based compensation	(636)	984
Acquisition costs	219	—
Change in valuation allowance	16,153	4,808
Other	(1,393)	182
Total income tax expense (benefit)	$ (2,020)	$ (486)
Effective tax rate	1.7 %	1.8 %

The effective tax rate for 2024 differs from the U.S. federal income tax rate of 21.0% primarily due to the revaluation of the warrants and the valuation allowance. The effective tax rate for 2023 differs from the U.S. federal income tax rate of 21.0% primarily due to equity-based compensation, state income tax expense and the valuation allowance.

(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

The table below presents the components of deferred tax assets, net and deferred tax liabilities:

	December 31, 2024	December 31, 2023
Deferred tax assets:		
Accrued expenses and reserves	$ 456	$ 1,992
Capitalized research and development expenses	4,528	2,241
Tax credit carryforwards	243	240
Deferred revenue	1,367	1,217
Net operating loss carryforwards	38,676	20,371
Interest disallowance	10,007	6,640
Equity-based compensation	2,643	1,580
Lease liability	4,956	4,454
Other assets	62	54
Total deferred tax assets	62,938	38,789
Less: valuation allowance	(45,324)	(23,821)
Deferred tax assets, net of valuation allowance	17,614	14,968
Deferred tax liabilities:		
Right-of-use asset	$ (4,291)	$ (3,725)
Depreciation and amortization	(13,616)	(13,523)
Other	(217)	(122)
Deferred tax liabilities	(18,124)	(17,370)
Total net deferred tax assets (liabilities)	$ (510)	$ (2,402)

The Company considers whether it is more-likely-than-not that some or all of the deferred tax assets will not be realized in assessing the realizability of deferred tax assets. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which the net operating loss ("NOL") and tax credit carryforwards are available. The Company recorded a valuation allowance against substantially all of the domestic net deferred tax assets as of December 31, 2024 and 2023, respectively. The Company intends to continue to maintain the valuation allowance until there is sufficient evidence to support the reversal of all or some portion of these valuation allowances.

The table below presents the change in valuation allowance for the following periods:

Valuation allowance as of December 31, 2022	$ (19,013)
Income tax expense	(4,808)
Valuation allowance as of December 31, 2023	$ (23,821)
Acquired deferred tax assets	(5,350)
Income tax expense	(16,153)
Valuation allowance as of December 31, 2024	$ (45,324)

As of December 31, 2024, the Company had $130.6 million of net operating losses resulting in U.S. federal, state (net), and foreign deferred tax assets of $27.4 million, $7.2 million, and $4.0 million, respectively. The $130.6 million in U.S. federal net operating loss carryforwards may be carried forward indefinitely to reduce future taxable income for U.S. federal tax purposes, while certain state and foreign net operating loss carryforwards will begin to expire in 2039.

(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

The table below presents changes in reserves for unrecognized income tax benefits for the following periods:

	Year Ended	
	December 31, 2024	December 31, 2023
Unrecognized tax benefits, beginning of period	$ 1,380	$ 1,380
Increase (decrease) for tax positions taken related to a prior period	—	—
Unrecognized tax benefits, end of period	$ 1,380	$ 1,380

During the year ended December 31, 2024 and 2023, the Company did not recognize certain tax benefits from uncertain tax positions within the provision for income taxes. As of December 31, 2024, the Company's estimated gross unrecognized tax benefits were $1.4 million, of which $1.3 million, if recognized, would favorably impact the Company's future earnings. The Company believes there will be no material changes to unrecognized tax benefits within the next twelve months. Due to uncertainties in any tax audit outcome, estimates of the ultimate settlement of our unrecognized tax positions may change and the actual tax benefits may differ from the estimates. During December 31, 2024 and 2023, the Company did not recognize any interest and penalties in the consolidated statements of operations and comprehensive income (loss).

The Company and its subsidiaries file income tax returns in various U.S. and foreign jurisdictions. As of December 31, 2024, the Company is subject to examination by the IRS for tax years beginning in 2021. The Company is open to state income tax examinations until the applicable statute of limitations expires, generally four years after tax return filing; however, the ability for the taxing authority to adjust tax attribute carryforwards will continue until the applicable statute of limitations expires after tax attribute utilization or expiration.

Note N – Commitments and Contingencies

Contingencies in the Normal Course of Business

Under certain contracts with the U.S. government and certain governmental entities, contract costs, including indirect costs, are subject to audit by and adjustment through negotiation with governmental representatives. Revenue is recorded in amounts expected to be realized on final settlement of any such audits.

Legal Proceedings

The Company is subject to litigation, claims, investigations and audits arising from time to time in the ordinary course of business. Although legal proceedings are inherently unpredictable, the Company believes that it has valid defenses with respect to any matters currently pending against it and intends to defend itself vigorously. Excluding pending matters disclosed below, the outcome of these matters, individually and in the aggregate, is not expected to have a material impact on the Company's consolidated financial statements. The Company has established reserves for matters for which the Company believes that losses are probable and can be reasonably estimated. For matters, including certain of those described herein, where the Company has not established a reserve, the ultimate outcome or resolution cannot be predicted at this time, or the amount of ultimate loss, if any, cannot be reasonably estimated. These matters are subject to many uncertainties and the outcome of the individual claims is not predictable with certainty. It is possible that certain of the actions, claims, inquiries or proceedings, including those discussed herein, could be decided unfavorably to the Company or any of its subsidiaries involved. Accordingly, it is possible that an adverse outcome from such a proceeding could exceed the amount accrued in an amount that could be material to the accompanying consolidated financial position, results of operations or cash flows in any particular reporting period. The Company recognizes legal expenses when incurred, unless otherwise disclosed below, as selling, general and administrative expense in the consolidated statements of operations and comprehensive income (loss).

On December 17, 2021, the Company, our Chairman and Chief Executive Officer, Peter Cannito, and then current, but now former Chief Financial Officer, William Read, were named as defendants in a putative class action complaint filed in the United States District Court for the Middle District of Florida. That litigation is captioned *Lemen v. Redwire Corp. et al.,* Case No. 3:21-cv-01254-TJC-PDB (M.D. Fla.). On March 7, 2022, the Court appointed a lead plaintiff. On June 17, 2022, the lead plaintiff filed an amended complaint. In the amended complaint, the lead plaintiff alleges that the Company and certain of its directors and officers made misleading statements and/or failed to disclose material facts about the Company's business, operations, and prospects, allegedly in violation of Section 10(b) (and Rule 10b-5 promulgated thereunder) and Section 20(a) of the Exchange Act. As relief, the plaintiffs are seeking, among other things, compensatory damages. On August 16, 2022, the defendants moved to dismiss the complaint in its entirety, and such motion was denied by the Court on March 22, 2023. On November 15, 2024, the Company and plaintiffs filed a joint motion for a stipulated order to settle this litigation pursuant to a settlement agreement entered into among the parties. Under the terms of the agreement, Redwire will pay $8.0 million to settle claims brought on behalf of purchasers of Redwire's publicly traded

(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

shares from March 25, 2021, through March 31, 2022. Redwire has also agreed to certification of a settlement class to facilitate resolution of claims. The Company has consistently denied the accusations and entered into this proposed settlement, which is not an admission or concession of liability, to avoid the costs and risks inherent in continued litigation. The settlement would resolve all claims against Redwire Corporation and other defendants in this matter. The settlement has received preliminary approval from the court but remains subject to final court approval. The Company has recognized a loss contingency of $8.0 million and a $1.0 million anticipated insurance recovery as of December 31, 2024, which is its best estimate of probable loss and recovery based on the current circumstances. The loss contingency and anticipated recovery is included as other current liabilities and prepaid and other current assets in the consolidated balance sheets, respectively, and other (income) expense, net in the consolidated statements of operations and comprehensive income (loss).

On May 25, 2022, a plaintiff commenced derivative litigation in the United States District Court for the District of Delaware on behalf of the Company against Peter Cannito, Les Daniels, Reggie Brothers, Joanne Isham, Kirk Konert, Jonathan Baliff, and John S. Bolton. That litigation is captioned *Yingling v. Cannito, et al.,* Case No. 1:22-cv-00684-MN (D. Del.). The complaint's allegations are similar to those of the class action lawsuit filed in December 2021, namely, that statements about Redwire's business and operations were misleading due to alleged material weaknesses in the Company's financial reporting internal controls. The plaintiff alleges the defendants violated Section 10(b) (and Rule 10b-5 promulgated thereunder) and Section 20(a) of the Exchange Act, breached their fiduciary duty by allowing misleading disclosures to be made, and caused the Company to overpay compensation and bonuses tied to the Company's financial performance. As relief, the plaintiffs are seeking, among other things, compensatory and punitive damages. This litigation had previously been stayed pending resolution of the class action lawsuit filed on December 17, 2021. Since that matter is now before the court for approval of a settlement agreement, the stay in the *Yingling* matter has automatically lifted. The defendants believe the allegations are without merit and intend to defend the lawsuit vigorously. The matter is currently in the early stages of discovery and the Company is currently unable to predict the likely outcome of the proceedings or estimate the range of reasonably possible losses, which may be material. However, the amount of any reasonable possible loss or range of loss is expected to be recoverable through the Company's D&O insurance policy.

Business Combinations

The Company has acquired and plans to continue to acquire businesses with prior operating histories. These acquisitions may have unknown or contingent liabilities, which the Company may become responsible for and could have a material impact on the Company's future operating results and cash flows. In addition, the Company may incur acquisition costs, regardless of whether or not the acquisition is ultimately completed, which may be material to future periods.

Commitments

During the year-ended December 31, 2023, the Company entered into an economic development agreement to serve as the anchor tenant at the new Novaparke Innovation & Technology Campus in Floyd County, Indiana, the construction of which is anticipated to be completed during fiscal year 2025. In accordance with the agreement, the Company has committed to enter into a lease for a 30,000 square foot property. As of December 31, 2024, the Company had entered into the associated lease. Refer to Note K – Leases for additional information.

Letters of Credit

The Company has entered into letters of credit issued on our behalf by financial institutions secured by restricted cash. Letters of credit generally are available for draw down in the event we do not fulfill our contractual obligations. The Company had outstanding letters of credit of $15.4 million as of December 31, 2024. The Company had no outstanding letters of credit as of December 31, 2023.

Note O – Convertible Preferred Stock

The table below presents activity of the Company's Series A Convertible Preferred Stock:

	Shares	Amount
Balance as of December 31, 2023	**93,890.20**	**$ 96,106**
Dividends paid-in-kind	14,759.10	40,699
Balance as of December 31, 2024	**108,649.30**	**$ 136,805**

(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

On October 28, 2022, the Company filed a Certificate of Designation describing the terms and conditions of newly issued Series A Convertible Preferred Stock of the Company, par value 0.0001 (the “Convertible Preferred Stock”), with 88,000.00 total shares constituting the series. On or around the same date, the Company entered into investment agreements with (i) AE Industrial Partners Fund II, LP (“AEI Fund II”) and AE Industrial Partners Structured Solutions I, LP (“AEI Structured Solutions”, and together with AEI Fund II, (“AEI”)), (ii) BCC Redwire Aggregator, LP (“Bain Capital”) and (iii) various investors (collectively, the “Additional Investors,” and together with AEI and Bain Capital, the “Investors”). Pursuant to the investment agreements, the Company sold an aggregate of 81,250.00 shares (“Purchased Shares”) of Convertible Preferred Stock for an aggregate purchase price of $81.25 million, or $76.4 million net of issuance costs.

On October 31, 2023, the Company filed a Certificate of Amendment of Certificate of Designation of the Company (the "Amendment to the Certificate of Designation"), which was filed solely to increase the amount of shares designated as Convertible Preferred Stock, par value $0.0001 per share, to 125,292.00.

On May 1, 2024 and November 1, 2024, in accordance with the Convertible Preferred Stock Certificate of Designation, the Company issued 7,022.45 and 7,736.65 shares, respectively, of Series A Convertible Preferred Stock to holders of record as of April 15, 2024 and October 15, 2024, respectively, as a dividend paid-in-kind (“PIK”) on the Convertible Preferred Stock. As the Company has the option of paying dividends on the Convertible Preferred Stock in either cash or in kind, the PIK dividend is recorded at fair value as of the respective declaration date. The fair value of the PIK dividend as of April 15, 2024 and October 15, 2024 was $12.6 million and $28.1 million, respectively, which was recorded against additional paid-in-capital since the Company has an accumulated loss. The fair value of the May 2024 and November 2024 PIK dividends was calculated using the accrued value per share after a remaining term of 2.5 years and 2.0 years, respectively, on an as-converted basis, or $1,793 per share and $3,633 per share, respectively.

The investment agreements contain customary representations, warranties and covenants of the Company and Investors.

Bain Capital Director and Nominees

For so long as Bain Capital has record and beneficial ownership of at least 50% of the Purchased Shares issued to it as of November 3, 2022, Bain Capital will have the right to designate one member to the Company’s Board of Directors (the “Board”).

Convertible Preferred Stock Features

No holder of Convertible Preferred Stock may transfer any of their shares to any unaffiliated person for twelve (12) months following the closing date of the applicable investment agreement, except for certain exceptions, including that Bain Capital and AEI may transfer shares to each other. Bain Capital and AEI have been provided customary preemptive rights with respect to the Convertible Preferred Stock and, after the seventh anniversary of their respective closing dates, for so long as each holder has record and beneficial ownership of at least 50% of the Purchased Shares initially issued to them, may cause the Company to retain an investment banker to identify and conduct a potential sale of the Company.

The Convertible Preferred Stock is convertible into shares of common stock at an initial conversion price of $3.05 per share, subject to customary anti-dilution and price protective adjustments.

The Company previously obtained the requisite shareholder approval for the conversion of the Convertible Preferred Stock into common stock above the 19.99% Limitation (as defined below). On June 20, 2023, the Company filed with the SEC a Schedule 14C information statement pursuant to Section 14(c) of the Exchange Act, which provided notice of the approval of, (i) the conversion of the Convertible Preferred Stock into shares of common stock in excess of 19.99% of the 63,852,690 shares outstanding as of October 28, 2022 immediately after giving effect to such conversion (the “Conversion Cap”) and (ii) voting rights of the aggregate number of votes to which all holders of outstanding shares of Convertible Preferred Stock are entitled to vote in excess of 19.99% of the aggregate number of votes to which all shareholders of the Company were entitled to vote as of October 28, 2022 (including the holders of shares of Preferred Stock) (the “Voting Cap” and, together with the Conversion Cap, the “19.99% Limitation”).

As of December 31, 2024, the 108,649.30 outstanding shares of Convertible Preferred Stock were convertible into approximately 36,416,297 shares of the Company’s common stock. The holders of Convertible Preferred Stock are entitled to vote with the holders of common stock, on an as-converted basis. In addition, holders of Convertible Preferred Stock have the right, at their option and at any time, to convert their shares into shares of common stock. Each share of Convertible Preferred Stock will mandatorily convert upon achieving thresholds related to the Company’s market capitalization and profitability metrics and the Company is required to make an offer to repurchase the outstanding Convertible Preferred Stock upon a fundamental change.

(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

Dividends on the Convertible Preferred Stock can be paid in either cash or in kind in the form of additional shares of Convertible Preferred Stock (such payment in kind, "PIK"), at the option of the Company, subject to certain exceptions. If paid in cash, such dividends will be paid at a rate of 13% per annum, subject to certain adjustments and exceptions or, if the Company issues PIK dividends, at a rate of 15% per annum, subject to certain adjustments and exceptions. Each holder of Convertible Preferred Stock has been given certain registration rights pursuant to the Registration Rights Agreement, dated October 28, 2022. As of December 31, 2024, the accumulated but not declared or paid dividends on the Convertible Preferred Stock were $2.4 million.

Based on an evaluation of the investment agreements, the Company determined that the Convertible Preferred Stock is contingently or optionally redeemable and, therefore, does not require liability classification. However, due to the Convertible Preferred Stock being redeemable at the option of the holder or upon a fundamental change, which includes events that are not fully within the Company's control, it was determined that the Convertible Preferred Stock should be classified as one line item in temporary (mezzanine) equity on the Company's consolidated balance sheets.

Liquidation Preference

The Convertible Preferred Stock ranks senior to the Company's common stock. In the event of any liquidation or winding up of the Company, the holders of the Convertible Preferred Stock shall be entitled to receive in preference to the holders of the Company's common stock the greater of (a) the greater of (i) two times the Initial Value, defined as $1,000 per share and (ii) the Initial Value plus accrued and unpaid dividends, whether or not declared, and (b) the amount that would have been received based on the if-converted Accrued Value, defined as Initial Value plus accrued and unpaid dividends, whether or not declared. As of December 31, 2024, and December 31, 2023, the liquidation preference of the Convertible Preferred Stock was $599.4 million and $187.8 million, respectively.

Note P – Shareholders' Equity

On September 2, 2021, the Company approved the authorization to issue up to 500,000,000 shares of common stock at a $0.0001 par value per share and 100,000,000 shares of preferred stock at a $0.0001 par value per share.

Committed Equity Facility with B. Riley Principal Capital, LLC

On April 14, 2022, the Company entered into the Purchase Agreement and a Registration Rights Agreement with B. Riley. Pursuant to the Purchase Agreement, the Company has the right, but not the obligation, to direct B. Riley to purchase a specified amount of shares (each, a "Purchase") over a 24-month period from Commencement (as defined in the Purchase Agreement), which ended on April 14, 2024. Refer to Note D – Fair Value of Financial Instruments for more information.

Common Stock

The Company had 67,002,370 and 65,546,174 shares of common stock outstanding as of December 31, 2024 and 2023, respectively.

Dividend Rights

Subject to applicable law and the rights, if any, of the holders of any outstanding series of the Company's preferred stock or any class or series of stock having a preference over or the right to participate with the Company's common stock with respect to the payment of dividends, dividends may be declared and paid ratably on the Company's common stock out of the assets of the Corporation that are legally available for this purpose at such times and in such amounts as the Company's Board in its discretion shall determine.

Voting Rights

Each outstanding share of the Company's common stock is entitled to one vote on all matters submitted to a vote of shareholders. Holders of shares of common stock do not have cumulative voting rights.

Conversion or Redemption Rights

The Company's common stock is neither convertible nor redeemable.

Liquidation Rights

Upon the Company's liquidation, the holders of the Company's common stock are entitled to receive pro-rata the Company's assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of the Company's preferred stock then outstanding.

(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

Preferred Stock

The Company had no shares of preferred stock outstanding as of December 31, 2024 and 2023, respectively.

The Company's Board may, without further action by the Company's shareholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Company's common stock. Satisfaction of any dividend preferences of outstanding shares of the Company's preferred stock would reduce the amount of funds available for the payment of dividends on shares of the Company's common stock. Upon the affirmative vote of a majority of the total number of directors then in office, the Company's Board may issue shares of the Company's preferred stock with voting and conversion rights which could adversely affect the holders of shares of the Company's common stock. Please refer to Note O – Convertible Preferred Stock for further information on the Company's Series A Convertible Preferred Stock.

Note Q – Revenues

The table below presents revenues by customer grouping for the following periods:

	Year Ended	
	December 31, 2024	December 31, 2023
Civil space	$ 88,814	$ 102,594
National security	76,831	59,053
Commercial and other	138,456	82,153
Total revenues	$ 304,101	$ 243,800

The table below presents revenues based on the geographic location of the Company's customers for the following periods:

	Year Ended	
	December 31, 2024	December 31, 2023
U.S.	$ 150,131	$ 172,903
Europe	153,759	70,814
Other	211	83
Total revenues	$ 304,101	$ 243,800

Customers comprising 10% or more of revenues are presented below for the following periods:

	Year Ended	
	December 31, 2024	December 31, 2023
Customer A(1)	$ 31,055	$ 39,314
Customer B(1)	—	33,621
Customer D(1)	107,605	—

(1) While revenue may have been generated during each of the periods presented, amounts are only disclosed for the periods in which revenues represented 10% or more of total revenue.

Contract Balances

The table below presents the contract assets and contract liabilities included on the consolidated balance sheets for the following periods:

	December 31, 2024	December 31, 2023
Contract assets	$ 43,044	$ 36,961
Contract liabilities	$ 67,201	$ 52,645

(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

The increase in contract assets was primarily driven by revenue growth and the timing of billable milestones occurring during the year ended December 31, 2024.

The increase in contract liabilities during 2024 was primarily driven by the timing of large billable milestones occurring during the year ended December 31, 2024. Revenue recognized in the year ended December 31, 2024 that was included in the contract liability balance as of December 31, 2023 was $49.4 million. Revenue recognized in the year ended December 31, 2023 that was included in the contract liability balance as of December 31, 2022 was $28.4 million.

The Company evaluates the contract value and cost estimates at completion ("EAC") for performance obligations at least quarterly and more frequently when circumstances significantly change. Due to the nature of the work required to be performed on many of the Company's performance obligations, the estimate of total revenue and cost at completion is complex, subject to many variables and requires significant judgment by management on a contract-by-contract basis. As part of this process, management reviews information including, but not limited to, labor productivity, the nature and technical complexity of the work to be performed, availability and cost volatility of materials, subcontractor and vendor performance, volume assumptions, inflationary trends, and schedule and performance delays.

When the Company's estimate of total costs to be incurred to satisfy a performance obligation exceeds the expected revenue, the Company recognizes the loss immediately. When the Company determines that a change in estimate has an impact on the associated profit of a performance obligation, the Company records the cumulative positive or negative adjustment to the statement of operations and comprehensive income (loss). Changes in estimates and assumptions related to the status of certain long-term contracts may have a material effect on the Company's operating results.

The below table summarizes the favorable (unfavorable) impact of the net EAC adjustments for the following periods:

	Year Ended	
	December 31, 2024	**December 31, 2023**
Net EAC adjustments, before income taxes	$ (17,696)	$ (3,522)
Net EAC adjustments, net of income taxes	(17,395)	(3,459)
Net EAC adjustments, net of income taxes, per diluted share	(0.26)	(0.05)

The net unfavorable EAC adjustments in 2024 were primarily due to additional unplanned labor, design and test cycles required to meet customer requirements in the Company's spacecraft platforms and missions, structures and mechanisms, avionics, sensors and payloads, and power generation space infrastructure offerings. These net unfavorable EAC adjustments were partially offset by favorable contract adjustments resulting from contract close-outs and modifications in RF systems. The net unfavorable EAC adjustments in 2023 were primarily due to increased production costs as it relates to the development of new technologies within the Mission Solutions reporting unit, which were partially offset by the release of contract reserves and favorable contract adjustments resulting from contract modifications.

Remaining Performance Obligations

As of December 31, 2024, the aggregate amount of the transaction price allocated to remaining performance obligations was $279.9 million. The Company expects to recognize approximately 80% of its remaining performance obligations as revenue within the next 12 months and the balance thereafter.

Note R – Employee Benefit Plans

401(k) Plans

The Company maintained one qualified 401(k) plan for its U.S. employees as of December 31, 2024 and 2023, respectively, the Redwire 401(k) plan. During the year ended December 31, 2024, the Company matched employee contributions 50% up to 8% for the Redwire 401(k) plan.

The table below presents the expense for matching contributions for the following periods:

	Year Ended	
	December 31, 2024	**December 31, 2023**
Total expense for matching contributions	$ 2,672	$ 2,367

(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

Post-Retirement Benefit Plans

The Company sponsors various post-retirement benefit plans through its wholly-owned subsidiary, Space NV, including three cash balance plans: one defined benefit pension plan with risk-based coverage for death and disability benefits (collectively, the "Base Plan") and two supplementary pension bonus plans that provides variable remuneration linked to employees' performance (the "Performance Plans"). These cash balance plans are defined benefit plans which provide for post-retirement benefits based on employee and employer contributions and prescribed rates of return in accordance with Belgium Regulation. Accordingly, all Space NV employees are eligible to participate in the supplementary pensions immediately upon entry into service and until the legal retirement age. The Company is also required to maintain dormant accounts for former employees who have elected not to transfer plan contributions to their new employer. In addition, Belgium Regulation currently provides for statutory minimum guaranteed returns on employee and employer contributions up to a specified annual rate.

The Company has taken actions to mitigate the risk related to its post-retirement benefit plans through pension risk transfer transactions whereby the Company subscribes to group insurance policies, which are funded by employee and employer premiums (contributions) determined at the beginning of each plan year. Although under the majority of these group insurance policies the Company is relieved of a substantial portion of its responsibility for the associated obligations, the Company ultimately remains responsible for paying benefits under the plans in the event that the insurance company defaults on its obligations in future periods. Under the Company's group insurance policies, the insurance company guarantees minimum statutory reserves, employee and employer contributions, and specified annual rates of return. Combined employee and employer contributions are invested by the insurance company in Branch 21 investment funds in accordance with Belgium Regulation, which are mainly comprised of fixed income assets, which are commingled with the plan assets of other group insurances for the purpose of providing guaranteed returns. The insurance company has fiduciary responsibility for making investment decisions and there is no contractual requirement to legally separate the plan assets by individual account or group policy.

As a result of the foregoing, the Company has determined that the unit of account is the insurance contract and therefore, on a plan-by-plan basis, recognizes the net funded status as either an asset recorded within other non-current assets or a liability recorded within other non-current liabilities within the consolidated balance sheets. A net liability is recorded to the extent that the benefit obligation exceeds the fair value of plan assets or a net asset is recorded to the extent that the fair value of plan assets exceeds the benefit obligation.

As of December 31, 2023, the Company maintained two dormant post-retirement benefit plans for former ROS employees who have chosen not to transfer their contributions to a new employer as of the respective date. The Company's obligations as of December 31, 2023 under these plans were not significant individually or in the aggregate and, as such, are not included in the following tables. During 2024, the Company sold all its ownership interest in ROS and as a result, the Company has no obligations under these plans as of December 31, 2024. Refer to Note U – Joint Venture for additional information.

Balance Sheet Information

The following table provides a summary of the funded status of the Company's post-retirement benefit plans and the presentation of such balances within the consolidated balance sheets:

	December 31, 2024		December 31, 2023	
	Base Plan	**Performance Plans**	**Base Plan**	**Performance Plans**
Projected benefit obligations	$ 6,867	$ 3,233	$ 6,649	$ 3,077
Fair value of plan assets	6,622	3,050	6,423	2,903
Funded (underfunded) status	$ (245)	$ (183)	$ (226)	$ (174)
Consolidated Balance Sheet line item amounts:				
Other non-current liabilities	$ (245)	$ (183)	$ (226)	$ (174)

There were no projected benefit obligations included in accumulated other comprehensive income (loss) as of December 31, 2024 and 2023, respectively.

(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

Funded Status

The following table provides a reconciliation of benefit obligations, plan assets and net funded (unfunded) status of our qualified defined benefit pension plans and our retiree medical and life insurance plans:

	Base Plan	Performance Plans
Change in benefit obligations		
Beginning balance as of December 31, 2022	$ 5,963	$ 2,486
Service cost	328	449
Interest cost	231	92
Employee contributions	235	—
Benefits paid	(155)	—
Actuarial (gain) loss	(136)	(32)
Foreign currency translation	183	82
Ending balance as of December 31, 2023	$ 6,649	$ 3,077
Service cost	316	301
Interest cost	248	110
Employee contributions	259	—
Benefits paid	(76)	—
Actuarial (gain) loss	(84)	(48)
Foreign currency translation	(445)	(207)
Ending balance as of December 31, 2024	$ 6,867	$ 3,233
Change in plan assets		
Beginning balance as of December 31, 2022	$ 5,795	$ 2,352
Expected return on plan assets	230	103
Employee contributions	245	—
Employer contributions	386	444
Benefits paid	(155)	—
Actuarial gain (loss)	(115)	(65)
Expenses paid	(140)	(9)
Foreign currency translation	177	78
Beginning balance as of December 31, 2023	$ 6,423	$ 2,903
Expected return on plan assets	255	104
Employee contributions	259	—
Employer contributions	463	291
Benefits paid	(76)	—
Actuarial gain (loss)	(110)	(47)
Expenses paid	(162)	(6)
Foreign currency translation	(430)	(195)
Ending balance as of December 31, 2024	$ 6,622	$ 3,050
Funded (underfunded) status as of December 31, 2023	$ (226)	$ (174)
Funded (underfunded) status as of December 31, 2024	(245)	(183)

(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

Income Statement Information

The following table provides the components of net periodic benefit cost and other amounts recognized in the consolidated statements of operations during the periods presented:

	Year Ended			
	December 31, 2024		December 31, 2023	
	Base Plan	Performance Plans	Base Plan	Performance Plans
Net periodic benefit cost:				
Service cost	$ 316	$ 301	$ 328	$ 449
Interest cost	248	110	231	92
Expected return on plan assets	(255)	(104)	(230)	(103)
Amortization of net actuarial (gain) loss	26	(1)	(22)	32
Net periodic benefit cost	$ 335	$ 306	$ 307	$ 470

Fair Value Measurements

The benefit obligations and assets of the Company's defined benefit pension plans are measured using actuarial valuations, which are derived based on the terms of the insurance contract and other key assumptions provided for under Belgium Regulation. The assumptions made in this analysis affect both the calculation of the benefit obligations as of the measurement date and the calculation of net periodic pension costs in subsequent periods. When reassessing these assumptions, the Company considers past and current market conditions and makes judgments about future market trends. The Company also considers factors such as the timing and amounts of expected contributions to the plans and expected benefit payments to plan participants. The following disclosures include information related to key assumptions used to determine the projected benefit obligation and plan assets, which drive the net funded status recognized on the Company's consolidated balance sheets. Assumptions are reviewed at least annually and adjusted as appropriate.

The following tables provide the assumptions used to determine the fair value of projected benefit obligations and the net periodic benefit cost, as they pertain to the Company's cash balance plans as of December 31, 2024 and 2023:

	December 31, 2024		December 31, 2023	
	Base Plan	Performance Plans	Base Plan	Performance Plans
Discount rate	3.54 %	3.01%-3.28%	3.90 %	3.45%-3.67%
Expected return on plan assets	3.54 %	3.01%-3.28%	3.90 %	3.45%-3.67%
Retirement age	65	65-67	65	65-67

For the calculation of the projected benefit obligation, all statutory minimum reserves are based on premiums paid by the employee and employer, plus guaranteed returns provided for under Belgium Regulation. Under the terms of the insurance contracts, all minimum reserves are provided 100% coverage while the return on plan assets is guaranteed for an additional amount plus opportunities for profit sharing as determined by the insurance entity. The difference between historical guaranteed rates of return and the guarantee provided by the insurance entity plus any profit sharing allocated to the participant accounts results in an unfunded or funded status that represents the Company's projected benefit obligation for the respective plans.

The amount of plan assets includes amounts contributed by the employee and employer and amounts earned from investing the contributions, less benefits paid. In accordance with the Company's group insurance policies, contributions are invested in commingled investment funds, consisting of underlying equity and fixed income securities, respectively. In accordance with Belgium Regulation, a member of a supplementary pension plan whose employment contract comes to an end has the right to transfer their vested reserves to the pension institution of their new employer, contingent upon certain conditions. Accordingly, the best evidence of fair value for plan assets is the cash surrender value, which is classified as Level 3 of the fair value hierarchy. The fair value of the insurance contracts was determined by the insurance company's valuation models and represents the value the Company would receive upon surrender of these policies as of the measurement date.

(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

The following table presents the fair value of the plan assets, represented by the Company's investment in insurance contracts as of the respective dates:

	December 31, 2024		December 31, 2023	
	Base Plan	Performance Plans	Base Plan	Performance Plans
Insurance contracts at cash surrender value	$ 6,622	$ 3,050	$ 6,423	$ 2,903

The Company's exposure to actuarial gains or losses is limited due to the fact that the assumptions underlying the actuarial analysis, including those presented in the table above, are provisioned for under Belgium Regulation. Similarly, the guarantees provided by the insurance company are based on minimum statutory reserve requirements which results in the same discount rate used to determine both the fair value of the projected benefit obligation as well as the expected (guaranteed) rate of return on plan assets.

Investment Policy

The providers of the Company's group insurance policies have the fiduciary responsibility for making investment decisions related to the assets of the Company's defined benefit pension plans. Investment objectives for the assets of these plans are (1) to minimize the net present value of expected funding contributions; (2) to ensure there is a high probability that each plan meets or exceeds our actuarial long-term rate of return assumptions; and (3) to diversify assets to minimize the risk of large losses. The nature and duration of benefit obligations, along with assumptions concerning asset class returns and return correlations, are considered when determining an appropriate asset allocation to achieve the investment objectives. Investment policies and strategies governing the assets of the plans are designed to achieve investment objectives within prudent risk parameters and in accordance with Belgium Regulations. Risk management practices include the use of external investment managers; the maintenance of a portfolio diversified by asset class, investment approach and security holdings; and the maintenance of sufficient liquidity to meet benefit obligations as they come due.

Contributions and Estimated Future Benefit Payments

The required funding of our qualified defined benefit pension plans is determined in accordance with Belgium RegulationThe following table presents contributions made by the employee and employer for the period presented as well as the following year:

	Year Ended December 31, 2024		Year Ended December 31, 2023	
	Base Plan	Performance Plans	Base Plan	Performance Plans
Contributions by:				
Employee	$ 259	$ —	$ 245	$ —
Employer	463	291	386	444
Contributions expected to be made in 2025:				
Employee	$ 263	$ 251		
Employer	470	449		

The following table provides the projected timing of payments for benefits earned to date and benefits expected to be earned for future service by current active employees under our defined benefit plan:

Year	Base Plan	Performance Plans
2025	$ 85	$ —
2026	452	—
2027	—	—
2028	411	—
2029	552	620
Years 2030 - 2034	1,371	2,730

Note S – Equity-Based Compensation

Incentive Units

The Company's former parent, AE Red Holdings, LLC (formerly known as Redwire Holdings, LLC) ("Holdings") adopted a written compensatory benefit plan (the "Class P Unit Incentive Plan") to provide incentives to existing or new employees, officers, managers, directors, or other service providers of the Company or its subsidiaries in the form of Holdings' Class P Units ("Incentive Units"). As amended, the Tranche I and the Tranche III Incentive Units became fully vested in 2021. Holdings also amended the Class P Unit Incentive Plan so that the Tranche II Incentive Units would vest on any liquidation event, as defined in the Class P Unit Incentive

(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

Plan, rather than only upon consummation of the sale of Holdings, subject to the market-based condition stipulated in the Class P Unit Incentive Plan prior to its amendment. All compensation expense was recognized during 2021 and 2022 and as of December 31, 2024, Tranches I and III were fully vested and Tranche II is still subject to the market-based vesting condition.

2021 Omnibus Incentive Plan

Shares of the Company's stock reserved for grants under the 2021 Omnibus Incentive Plan (the "Plan") were 11,786,489 and 10,475,566 as of December 31, 2024 and December 31, 2023, respectively. Incentive stock options may only be granted to employees and officers employed by the Company. The Plan appoints the Board, the Compensation Committee or such other committee consisting of two or more individuals (collectively, the "Committee") appointed by the Board to administer the Plan.

Stock Options

The Company's Plan authorizes the grant of stock options (incentive and non-qualified) to purchase shares of the Company's common stock with a contractual term of 10 years. The options vest over a three-year term as follows: 33.3% on the first anniversary of the grant date, 33.3% on the second anniversary of the grant date, and 33.4% on the third anniversary of the grant date. Vesting is contingent upon continued employment or service to the Company; both the vested and unvested portion of an option will be immediately forfeited and canceled if employment or service ceases to the Company. The Company recognizes equity-based compensation expense for the options equal to the fair value of the awards on a straight-line basis over the requisite service period and recognizes forfeitures as they occur. The fair value of options granted under the Plan is estimated on the grant date under the Black-Scholes OPM.

The Company did not grant any options under the Plan during the years ended December 31, 2024 and 2023, respectively.

The table below presents the activity of stock options under the Plan:

	Number of Options	Weighted-Average Grant Date Fair Value per Share	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term (Years)
Outstanding as of December 31, 2022	2,153,591	$ 2.70	$ 7.22	8.60
Expired	(13,001)	3.28	9.86	
Forfeited	(37,999)	2.81	7.74	
Outstanding as of December 31, 2023	2,102,591	$ 2.69	$ 7.20	7.42
Exercised	(188,751)	1.87	8.24	
Expired	(105,568)	1.77	9.99	
Forfeited	(65,330)	2.43	5.98	
Outstanding as of December 31, 2024	1,742,942	$ 2.64	$ 6.96	7.04

As of December 31, 2024, the total unrecognized compensation cost related to unvested stock options granted under the Plan was $0.2 million and is expected to be recognized over a weighted-average period of 0.5 years. As of December 31, 2024, there were 1,487,468 stock options that were vested and exercisable.

Performance-based Restricted Stock Units

The Plan authorizes the grant of performance-based restricted stock units ("PSUs"). The PSUs generally vest upon completion of a three-year period ("Performance Period"). The number of shares, if any, that are ultimately awarded is contingent upon the Company's closing price per share at the end of the Performance Period and continued employment or service to the Company. The performance share payout is based on a market condition, and as such, the awards are valued using a Monte Carlo simulation model on the grant date. The model generates the fair value of the award at the grant date, which is then recognized as expense on a straight-line basis over the vesting period. The Company recognizes forfeitures as they occur.

On July 11, 2024, the Company granted 821,365 shares of PSUs to certain officers, managers and other eligible employees pursuant to the Plan. The PSU award allows the grantee to earn between 0% and 200% of the award based on the Company's closing price per share at December 31, 2025. The grant date fair value of these awards was $12.66 per share.

(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

The fair value of PSUs granted under the Plan was estimated on the grant date using the Monte Carlo simulation model with the following assumptions:

	2024 Grants	2023 Grants
Valuation date stock price	$ 7.45	$ 2.63
Remaining term of performance period	2.47 years	2.49 years
Expected volatility	71.50 %	81.00 %
Risk-free rate of return	4.34 %	4.70 %
Expected annual dividend yield	— %	— %

The table below presents the activity of performance-based restricted stock units under the Plan:

	Number of PSUs	Weighted-Average Grant Date Fair Value per Share	Weighted-Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2023	706,097	$ 3.15	2.0	$ 2,012
Granted	821,365	12.66		
Vested	—	—		
Forfeited	(67,500)	3.50		
Outstanding as of December 31, 2024	1,459,962	$ 8.48	1.6	$ 24,031

As of December 31, 2024, total unrecognized compensation cost related to unvested PSUs granted under the Plan was $9.2 million and is expected to be recognized over a weighted-average period of 1.6 years.

Restricted Stock Units

Restricted stock units awarded under the Plan follow the same vesting conditions as the options described above and are generally subject to forfeiture in the event of termination of employment prior to vesting dates. The Company recognizes equity-based compensation expense for the restricted stock units equal to the fair value of the awards on a straight-line basis over the requisite service period and recognizes forfeitures as they occur.

On May 23, 2024, the Company granted 125,526 restricted stock units of the Company's common stock to non-employee directors. The restricted stock units vest on the one year anniversary of the grant date, subject to the director's continued service on the Board. The weighted average grant date fair value of these awards was $4.78 per share.

On July 11, 2024 and August 30, 2024, the Company granted 958,035 and 148,148 restricted stock units, respectively, to certain officers, managers and other eligible employees with a grant date fair value of $7.45 and $6.75 per share, respectively. The restricted stock units follow the same vesting conditions as the options described above, with the exception of the awards granted on August 30, 2024, which vest on the one year anniversary of the grant date, subject to the grantees continued employment or service to the Company.

(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

The table below presents the activity of restricted stock units under the Plan:

	Number of RSUs	Weighted-Average Grant Date Fair Value per Share	Weighted-Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
Unvested as of December 31, 2022	2,282,778	$ 6.30	1.3	$ 4,520
Granted	1,846,112	2.62		
Vested	(979,810)	6.44		
Forfeited	(297,865)	6.33		
Unvested as of December 31, 2023	2,851,215	$ 3.89	1.2	$ 8,126
Granted	1,296,910	6.89		
Vested	(1,367,827)	4.76		
Forfeited	(338,327)	4.38		
Unvested as of December 31, 2024	2,441,971	$ 4.93	1.1	$ 40,195

As of December 31, 2024, total unrecognized compensation cost related to unvested restricted stock units granted under the Plan was $9.2 million and is expected to be recognized over a weighted-average period of 1.7 years.

Employee Stock Purchase Plan

On September 2, 2021, the Company's Board adopted the Redwire Corporation 2021 ESPP which authorizes the grant of rights to purchase common stock of the Company to employees, officers and directors (if they are otherwise employees) of the Company. Shares of the Company's stock reserved for grants under the ESPP were 2,680,999 and 2,025,537 as of December 31, 2024 and December 31, 2023, respectively. The ESPP appoints the Compensation Committee to administer the ESPP. Under the ESPP, there is an enrollment period for each offering, when each eligible employee for that offering period has the option to enroll for that offering period, which allows the eligible employee to purchase shares of the Company's common stock at the end of the offering period. Each offering period under the ESPP is generally for five months, which can be modified from time to time. Subject to limitations, each participant will be permitted to purchase a number of shares determined by dividing the employee's accumulated payroll deductions for the offering period by the applicable purchase price, which is equal to 85% of the fair market value of the Company's common stock at the beginning or end of each offering period, whichever is less. A participant must designate in the enrollment package the percentage (if any) up to 15% of compensation to be deducted during that offering period for the purchase of stock under the ESPP, subject to certain limitations. As of December 31, 2024, the Company had two completed and no active offering period.

The ESPP is considered a compensatory plan with the related compensation cost expensed over the five month offering period. The Company utilizes the Black-Scholes OPM to compute the fair market value of shares under the ESPP for each offering period. As of December 31, 2024, 276,538 shares had been purchased and 2,404,461 shares were available for future sales under the ESPP.

(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

The table below presents the equity-based compensation expense recorded for the following periods:

	Year Ended	
	December 31, 2024	December 31, 2023
Cost of sales		
ESPP	$ 237	$ —
Stock options	15	117
Restricted stock units	1,903	2,540
Performance-based restricted stock units	43	13
Total cost of sales	$ 2,198	$ 2,670
Selling, general and administrative expenses		
ESPP	$ 142	$ —
Stock options	1,155	1,578
Restricted stock units	5,117	3,982
Performance-based restricted stock units	2,714	428
Total selling, general and administrative expenses	$ 9,128	$ 5,988
Total equity-based compensation expense	$ 11,326	$ 8,658

Note T – Net Income (Loss) per Common Share

The table below presents a reconciliation of the basic and diluted net income (loss) per share that were computed for the following periods:

	Year Ended	
	December 31, 2024	December 31, 2023
Numerator:		
Net income (loss) attributable to Redwire Corporation	$ (114,315)	$ (27,263)
Less: dividends on Convertible Preferred Stock	41,052	20,021
Net income (loss) available to common shareholders	$ (155,367)	$ (47,284)
Denominator:		
Weighted-average common shares outstanding:		
Basic and diluted	66,146,155	64,654,153
Net income (loss) per common share:		
Basic and diluted	$ (2.35)	$ (0.73)

Basic and diluted net income (loss) per common share are calculated by dividing net income (loss) available to common shareholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) during the period. Net income (loss) available to common shareholders (the numerator) is calculated by deducting both dividends declared and accumulated, regardless of the form of payment, during the period from Net income (loss) attributable to Redwire Corporation as presented on the consolidated statements of operations and comprehensive income (loss).

Basic net income (loss) per common share is computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per common share is computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares and common equivalent shares outstanding for the periods presented using the treasury-stock method or, for participating securities, the if-converted method or two-class method, whichever is more dilutive. Common equivalent shares outstanding includes the dilutive effects from the assumed issuance, exercise or conversion of warrants, equity-based awards, and the Convertible Preferred Stock, except when antidilutive.

(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

Because the Company had a net loss for all periods presented, the Company did not have any dilutive securities and/or other contracts that could, potentially, be exercised or converted into shares of common stock and then share in the earnings of the Company. As a result, diluted net income (loss) per common share is the same as basic net income (loss) per common share for the periods presented. Please refer to Note D – Fair Value of Financial Instruments, Note L – Warrants, Note O – Convertible Preferred Stock, and Note S – Equity-Based Compensation for additional information on the Company's warrants, Convertible Preferred Stock, and equity-based compensation awards, respectively.

Note U – Joint Venture

The Company, through its wholly-owned subsidiary, Space NV, participated in a joint venture operation with SES Techcom S.A. ("Techcom") for the purpose of performing maintenance and operations services ("M&O Services") for the European Space Agency ("ESA"), among others. Pursuant to a shareholders agreement dated June 28, 2007, this joint venture was created under the form of two companies: Redu Space Service SA/NV ("RSS") and Redu Operation Services SA/NV ("ROS"), both of which are organized under Belgian law. Total authorized share capital for RSS and ROS was €250 thousand. The Company had an ownership interest in RSS and ROS of 48% and 52%, respectively, while Techcom had ownership interests in RSS and ROS of 52% and 48%, respectively. Voting rights, board representation and distribution of residual returns are proportionate to these equity interests.

M&O Services provided under the joint venture include development, operation and maintenance of satellite communication systems and ground facilities as well as in-orbit testing and educational support services on delivered infrastructure. These services are jointly performed with ROS serving as a subcontractor to RSS. Pursuant to an agreement dated April 1, 2022 (the "Transfer Agreement"), all M&O activities were transferred from ROS to RSS, including personnel, and the subcontractor relationship between ROS and RSS was terminated on the same date.

The joint venture automatically terminated on the earlier of: (i) the expiration of the M&O Service agreement with ESA, unless other business is conducted by either company at the time of expiration, (ii) complete withdrawal of ownership interests held by Space NV or Techcom, or (iii) unanimous consent by the shareholders that both RSS and ROS are dissolved.

In May 2024, Space NV ("seller") and Techcom ("purchaser") entered into a share purchase agreement (the "SPA Agreement"), whereby the seller sold to the purchaser all the shares owned by the seller in both ROS and RSS for total cash consideration of $4.9 million (€4.5 million), effectuating a complete withdrawal of ownership interests held by Space NV, and terminating the joint ventures, resulting in an aggregate gain on the sale of joint ventures of $1.3 million. As of June 30, 2024, the Company had no remaining ownership interest in ROS and RSS. As a result of the sale, the Company reclassified $0.2 million out of accumulated other comprehensive income (loss) related to the accumulated translation adjustments of ROS and RSS. The reclassified accumulated translation adjustments are included in other (income) expense, net on the consolidated statements of operations and comprehensive income (loss).

Prior to the SPA Agreement, the Company had significant influence over the joint venture operations and received a management fee in exchange for administrative services. Both RSS and ROS were accounted for under the VIE model due to insufficient equity investment at risk to finance operations without subordinated financial support. Additional information with regard to these entities is provided below.

Consolidated Variable Interest Entity

ROS was formed with an initial issued share capital of €0.1 million representing 1,000 shares of €100 par value each. The shares were fully paid upon incorporation with Space NV and Techcom owning 52% and 48%, respectively. ROS's board of directors is composed of five members elected for renewable terms of 2 years.

Prior to the SPA Agreement, the Company evaluated its interests in the joint venture and determined that Space NV had a variable interest in ROS as of December 31, 2023. Due to their power to direct activities of the VIE that most significantly impact its economic performance, Space NV was determined to be the primary beneficiary and, therefore, consolidated ROS as of December 31, 2023. Total assets and total liabilities for ROS were $0.5 million and $0.1 million, respectively, as of December 31, 2023.

As a result of the SPA Agreement, the Company evaluated its interests in the joint venture and determined that Space NV no longer had a variable interest in ROS. Therefore, the Company deconsolidated ROS as of June 30, 2024, resulting in a $0.1 million gain, which is included in other (income) expense, net on the consolidated statements of operations and comprehensive income (loss). Net income from ROS for the year ended December 31, 2024 and 2023 was de minimis.

.

(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

Nonconsolidated Variable Interest Entity

RSS was formed with an initial issued share capital of €0.1 million representing 1,000 shares of €100 par value each. The shares were fully paid upon incorporation with Techcom and Space NV owning 52% and 48%, respectively. RSS's board of directors is composed of five members elected for renewable terms of 2 years.

Prior to the SPA Agreement, the Company determined that Space NV was not the primary beneficiary of RSS due to Techcom having the power to direct the activities of the VIE that most significantly impact its economic performance. As a result of having ownership greater than 20% but less than 50% and holding two of five board seats, Space NV had the ability to exercise significant influence over the entity. Accordingly, RSS was accounted for as an equity method investment.

Net income (loss) from RSS was de minimis for the year ended December 31, 2024. The Company recognized a loss from RSS of $0.2 million for the year ended December 31, 2023. Net income (loss) from RSS is included in other (income) expense, net on the consolidated statements of operations and comprehensive income (loss). As a result of the SPA Agreement, the Company determined it no longer had a variable interest in RSS. Therefore, the Company derecognized the carrying value of the equity method investment as of June 30, 2024, resulting in a gain of $1.2 million, which is included in other (income) expense, net on the consolidated statements of operations and comprehensive income (loss). The carrying value of the equity method investment was $3.6 million as of December 31, 2023.

Note V – Related Parties

A customer of the Company, Related Party A, was a related party as Kirk Konert, a member of the Company's Board, also serves on the board of directors for the customer effective as of the second quarter of 2022. Peter Cannito, the Company's Chairman, CEO and President, also served on the board of directors for the customer from the second quarter of 2022 through the fourth quarter of 2024.

A customer of the Company, Related Party B, was a related party as AEI acquired a majority interest in the customer during the fourth quarter of 2022 and Kirk Konert, a member of the Company's Board, also serves on the board of directors for this customer.

The table below presents details of the Company's related party transactions included on the consolidated balance sheets and the consolidated statements of operations and comprehensive income (loss) for the following periods:

	As of	
	December 31, 2024	December 31, 2023
Accounts receivable:		
Related Party A	$ 40	$ —
Related Party B	748	4,849
	$ 788	$ 4,849

	Year Ended	
	December 31, 2024	December 31, 2023
Revenues:		
Related Party A	$ 1,428	$ 955
Related Party B	9,072	8,250
	$ 10,500	$ 9,205

In the normal course of business, the Company participates in related party transactions with certain vendors and customers where AEI maintains a significant ownership interest and/or can exhibit significant influence on the operations of such parties. For the year ended December 31, 2024 and 2023, respectively, transactions with other companies in AEI's investment portfolio, not separately disclosed, did not have a material impact on the Company's consolidated financial statements.

Please refer to Note O – Convertible Preferred Stock, for related party transactions associated with the Company's Convertible Preferred Stock.

(Tabular amounts in thousands of U.S. dollars, except percentages, unit, share, and warrant amounts)

Note W – Segment Reporting

The Company operates in one operating segment and one reportable segment, space infrastructure. The space infrastructure segment develops and provides core space infrastructure offerings including technologies and production capability for avionics and sensors; power generation; structures and mechanisms; radio frequency systems; platforms, payloads and missions; and microgravity payloads.

The accounting policies of the space infrastructure segment are the same as those described in the summary of accounting policies. The CODM assesses performance and decides how to allocate resources based on consolidated net income (loss) that is also reported on the consolidated statements of operations and comprehensive income (loss) as consolidated net income (loss). The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets. The CODM also uses consolidated gross profit to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into the space infrastructure segment or into other parts of the entity, such as for acquisitions. Consolidated gross profit is reported on the consolidated statements of operations and comprehensive income (loss) as gross profit. Consolidated net income (loss) and gross profit are used to monitor budget versus actual results. The monitoring of budgeted versus actual results is used in assessing performance of the segment and in establishing management's compensation.

All expense categories on the consolidated statements of operations and comprehensive income (loss) are significant and there are no other significant segment expenses that would require disclosure or are regularly provided to the CODM. Assets provided to the CODM are consistent with those reported on the consolidated balance sheets with particular emphasis on the Company's available liquidity, including its cash, cash equivalents and restricted cash.

The Company has no intra-segment sales or transfers as it operates in one operating segment and one reportable segment. Information related to the Company's products and services and geographical distribution of revenues is disclosed in Note Q – Revenues.

Note X – Subsequent Events

On January 20, 2025, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Edge Autonomy Ultimate Holdings, LP, a Delaware limited partnership ("Seller"), Edge Autonomy Intermediate Holdings, LLC, a Delaware limited liability company (together with its subsidiaries, "Edge Autonomy"), Echelon Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of the Company and Echelon Purchaser, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of the Company, pursuant to which the Company will, via the mergers set forth in the Merger Agreement (the "Mergers"), acquire Edge Autonomy, a leading provider of field-proven uncrewed airborne system ("UAS") technology.

The aggregate purchase price (the "Closing Purchase Price") payable by Redwire at the closing of the transactions contemplated by the Merger Agreement (the "Closing") is $925 million, subject to customary working capital, cash and debt adjustments. The Closing Purchase Price would be paid using $50 million in cash and $775 million in shares of common stock, par value $0.0001, of the Company ("Redwire Common Shares"), based on the volume-weighted average trading price on the New York Stock Exchange ("NYSE") for the 30 trading days ending on January 17, 2025 of $15.07 (the "Issuance Price"). The Company may finance the cash portion of the Closing Purchase Price, at its option, with cash on its balance sheet, availability under its existing credit facility, proceeds from new debt facilities and/or the proceeds of a new equity offering. If a portion of the proceeds of such debt and/or new equity offering, along with Edge Autonomy's available cash, would also be utilized to repay Edge Autonomy's outstanding indebtedness and to fund transaction expenses, such amount utilized would reduce the Closing Purchase Price.

If the Company determines, at its option, to undertake a new equity offering of Redwire Common Shares consummated prior to Closing (the "Equity Financing"), the amount of cash to be paid at Closing would be increased and the equity consideration decreased by an equal amount if the net proceeds of any Equity Financing exceed certain amounts. In addition, if the Company elects to raise cash in an Equity Financing, the Issuance Price would be increased or decreased depending on the per share price of such Equity Financing. The issuance of the Redwire Common Shares to the Seller at the Closing would be made in reliance on an exemption from the registration provisions of the Securities Act of 1933, as amended, set forth in Section 4(a)(2) thereof, relating to sales by an issuer not involving a public offering.

The obligations of each of the parties are subject to specified conditions, including, among other things: (i) receipt of the approval from the Company's stockholders and (ii) the receipt of all required antitrust and foreign investment approvals and clearances, or, where applicable, the expiration or termination of waiting periods. The Merger Agreement contains termination rights for each of the Company and Seller, including in the event that (i) the Closing has not occurred by July 21, 2025 (the "Outside Date") (provided, that the Outside Date may be extended to October 17, 2025 in the event that the only remaining condition to Closing is the receipt of all required antitrust and foreign investment approvals and clearances, or, where applicable, the expiration or termination of waiting periods); or (ii) the Company's stockholders do not approve the transactions contemplated by the Merger Agreement.

Subsequent to December 31, 2024, 5,696,361 public warrants have been exercised and converted into 5,696,361 shares of Company's common stock at the exercise price of $11.50 per share for proceeds of $65.5 million. Additionally, 4,631,799 privates warrants were exercised, at the holders option, on a cashless basis for 2,293,739 shares of the Company's common stock. On February 20, 2025, the Company directed its warrant agent to deliver a notice of redemption to each registered holder of the outstanding public warrants in accordance with the terms under the warrant agreement as further described in Note L – Warrants.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures, which are designed to ensure that the information required to be disclosed in reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, including ensuring that such information is accumulated and communicated to management (including the principal executive officer and principal financial officer) as appropriate to allow timely decisions regarding required disclosure. Based on such evaluation, our principal executive officer and our principal financial officer have concluded that such disclosure controls and procedures were not effective as of December 31, 2024 due to the material weaknesses in internal control over financial reporting described below.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the U.S. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Our management, with the participation of our principal executive officer and principal financial officer, conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024. This assessment was based on the criteria set forth by the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management concluded that our internal control over financial reporting was not effective as of December 31, 2024 because of the material weaknesses described below.

In accordance with Section 103 of the Jumpstart Our Business Startups ("JOBS") Act, the Company is not required to comply with the requirement to provide an auditor's report on Internal Controls over Financial Reporting under Section 404(b) of the Sarbanes-Oxley Act for as long as it qualifies as an emerging growth company.

Material Weaknesses in Internal Control over Financial Reporting

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

In connection with the Company's evaluation of internal control over financial reporting, the following material weaknesses have been identified:

- We have not consistently established appropriate authorities and responsibilities in pursuit of financial reporting objectives, as demonstrated by, among other things, insufficient segregation of duties in our finance and accounting functions.
- We did not design and maintain formal accounting policies, procedures and controls to achieve complete, accurate and timely financial accounting, reporting and disclosures, including controls over the preparation and review of business performance reviews, account reconciliations, journal entries and contract estimates used in determining the recognition of revenue.

These material weaknesses could result in misstatements of substantially all accounts and disclosures that could result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

In addition, we did not design and maintain effective information technology ("IT") general controls for information systems that are relevant to the preparation of the consolidated financial statements. Specifically, we did not design and maintain:

- program change management controls to ensure that information technology program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized, and implemented appropriately;

- user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate Company personnel;

- computer operations controls to ensure that critical batch jobs are monitored and data backups are authorized and monitored; and

- testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements.

The IT deficiencies, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement of one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected.

The material weaknesses above did not result in a material misstatement to the consolidated financial statements presented in this Annual Report on Form 10-K, nor in any restatements of consolidated financial statements previously reported by us.

Remediation Plans

We are in the process of implementing measures designed to improve our internal control over financial reporting and remediate the deficiencies that led to the material weaknesses, including training, designing and implementing new control activities, and enhancing existing control activities.

- We engaged a third-party global consulting firm to accelerate the design of new controls or enhance existing controls to ensure timely and accurate financial reporting across our operations in both the U.S. and Europe.

- We will continue to conduct training and document our processes and procedures, including accounting policies, and implement a comprehensive financial closing process checklist with additional layers of reviews. We are also in the process of standardizing controls, processes and policies across the Company to ensure consistent application including controls over the preparation and review of business performance reviews, account reconciliations, journal entries and contract estimates used in determining the recognition of revenue.

- We are in the process of performing an assessment of all IT systems that provide data for financial reporting purposes and consolidating systems where appropriate, including, but not limited to, implementing one enterprise resource planning ("ERP") system for our U.S. operations and one ERP system for our Europe operations. As part of this assessment, we will be designing, implementing and documenting IT general controls.

We are working to remediate the material weaknesses as efficiently and effectively as possible and expect full remediation for our U.S. operations will likely be complete by December 31, 2025 and full remediation for our Europe operations will likely go beyond December 31, 2025. At this time, we cannot provide an estimate of costs expected to be incurred in connection with implementing this remediation plan; however, these remediation measures will be time consuming, will result in the Company incurring additional costs, and will place additional demands on our financial and operational resources.

If we are unable to successfully remediate existing or any future material weaknesses in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected, investors may lose confidence in our financial reporting, and/or we could become subject to litigation or investigations by the New York Stock Exchange ("NYSE"), the SEC or other regulatory authorities.

Changes in Internal Control over Financial Reporting

There have been no changes in internal control over financial reporting during the three months ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

During the three months ended December 31, 2024, no director or officer of the Companyadopted or terminated a "Rule 10b5-1 Trading Arrangement" or a "Non-Rule 10b5-1 Trading Arrangement" as each term is defined in Item 408 of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item will be contained in our Proxy Statement for the Company's 2025 Annual Meeting of Shareholders under the headings "Board of Directors and Corporate Governance", "Proposal 1 – Election of Directors" and "Executive Officers", and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this item will be contained in our Proxy Statement for the Company's 2025 Annual Meeting of Shareholders under the heading "Executive and Director Compensation" and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owner and Management and Related Stockholder Matters

Equity Compensation Plan Information

The following table sets forth information regarding the Company's equity compensation plans as of December 31, 2024:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[ii]	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[iii]	Number of Securities Remaining Available for Future Issuances Under Equity Compensation Plans (Excluding Securities Reflecting in First Column)
Equity Compensation Plans Approved by Security Holders[i]	5,644,875	$ 6.96	4,143,577
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	5,644,875	$ 6.96	4,143,577

[i] Includes the Redwire Corporation 2021 Omnibus Incentive Plan ("the Plan") and the Redwire Corporation 2021 Employee Stock Purchase Plan (the "ESPP"). As of December 31, 2024, the number of shares reserved for issuance under the Plan and the 2021 ESPP were 11,786,489 shares and 2,680,999 shares, respectively. The number of shares reserved for issuance under the Plan automatically increases each January 1st prior to the termination of the plan, in an amount equal to the lesser of 2% of the total number of shares of common stock outstanding on December 31st of the preceding calendar year or such lesser number of shares as determined by the Board. The total number of shares reserved for issuance under the ESPP automatically increases for a period of up to ten years, which period began on January 1, 2022, in an amount equal to the lesser of 1% of the total number of shares of common stock outstanding on December 31st of the preceding calendar year, or such lesser number of shares as determined by the Board; provided, however, no more than 8,000,000 shares of common stock may be issued in total under the plan.

[ii] Includes 2,441,971 restricted stock units ("RSUs"), 1,459,962 performance-based restricted stock units ("PSUs"), and options to purchase 1,742,942 shares of common stock, each granted and outstanding under the Plan.

[iii] Excludes restricted stock units, which have no exercise price.

The remaining information required by this item will be contained in our Proxy Statement for the Company's 2025 Annual Meeting of Shareholders under the heading "Security Ownership of Certain Beneficial Owners and Management" and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be contained in our Proxy Statement for the Company's 2025 Annual Meeting of Shareholders under the headings "Certain Relationships and Related Party Transactions" and "Board of Directors and Corporate Governance", and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information required by this item will be contained in our Proxy Statement for the Company's 2025 Annual Meeting of Shareholders under the heading "Proposal 2 – Ratification of Appointment of Independent Registered Public Accounting Firm" and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

The following documents are filed as a part of this Form 10-K:

(a)(1) All Financial Statements

Index to Financial Statements	Page
Consolidated Balance Sheets	54
Consolidated Statements of Operations and Comprehensive Income (Loss)	56
Consolidated Statements of Changes in Equity (Deficit)	57
Consolidated Statements of Cash Flows	58
Notes to Consolidated Financial Statements	59

(a)(2) Financial Statement Schedules

None.

(a)(3) Exhibits.

The following exhibits are filed as part of or incorporated by reference into this Form 10-K:

Exhibit Number	Description
2.1†	Agreement and Plan of Merger, dated as of March 25, 2021, by and among Genesis Park Acquisition Corp., Shepard Merger Sub Corporation, Cosmos Intermediate, LLC and Redwire, LLC (incorporated by reference to Annex A to the proxy statement/prospectus filed by Genesis Park Acquisition Corp. on July 6, 2021).
2.2†	Agreement relating to the sale and purchase of the whole of the issued share capital of QinetiQ Space NV, dated October 3, 2022, between the Vendors party thereto, Redwire Space Europe, LLC and AE Industrial Partners Fund II, LP (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Registrant on October 4, 2022).
2.3†	Agreement and Plan of Merger, dated as of January 20, 2025, by and among Redwire Corporation, Edge Autonomy Ultimate Holdings, LP, Edge Autonomy Intermediate Holdings, LLC, Echelon Merger Sub, Inc., and Echelon Purchaser, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Registrant on January 21, 2025).
3.1	Certificate of Incorporation of Redwire Corporation, filed with the Secretary of State of the State of Delaware on September 2, 2021 (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on September 10, 2021).
3.2	Bylaws of Redwire Corporation (incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed on September 10, 2021).
3.3	Certificate of Designation of Series A Convertible Preferred Stock of Redwire Corporation (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on November 2, 2022).

Exhibit Number	Description
3.4	Certificate of Amendment of Certificate of Designation of Series A Convertible Preferred Stock of Redwire Corporation (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on January 9, 2023).
3.5	Certificate of Amendment of Certificate of Designation of Series A Convertible Preferred Stock of Redwire Corporation (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the registrant on November 1, 2023).
4.1	Description of the Registrant's securities (incorporated by reference to Exhibit 4.1 to the Registrant's Annual Report on Form 10-K filed on April 11, 2022).
4.2	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 filed by the Registrant on September 25, 2020).
4.3	Warrant Agreement, dated as of November 23, 2020, between Continental Stock Transfer & Trust Company and Genesis Park Acquisition Corp. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Registrant on November 27, 2020).
10.1	Investor Rights Agreement, dated as of March 25, 2021, by and among Genesis Park Acquisition Corp., Redwire, LLC, Genesis Park Holdings, Genesis Park II LP and Jefferies LLC (incorporated by reference to Annex H to the proxy statement/prospectus filed by Genesis Park Acquisition Corp. on July 6, 2021).
10.2+	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed on September 10, 2021).
10.3+	Redwire Corporation 2021 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Form S-8 filed on November 1, 2021).
10.4+	Redwire Corporation 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Form S-8 filed on November 1, 2021).
10.5+	First Amendment to the Redwire Corporation 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.9 to the Registrant's Form 8-K filed on September 10, 2021).
10.6+	Form of Restricted Stock Unit Award Agreement (Non-Employee Director) under the Redwire Corporation 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.10 to the Registrant's Annual Report on Form 10-K filed with the SEC on April 11, 2022).
10.7+	Form of Restricted Stock Unit Award Agreement (Employee) under the Redwire Corporation 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.11 to the Registrant's Annual Report on Form 10-K filed on April 11, 2022).
10.8+	Form of Nonqualified Stock Option Award Agreement under the Redwire Corporation 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.12 to the Registrant's Annual Report on Form 10-K filed on April 11, 2022).
10.9	Credit Agreement, dated as of October 28, 2020, by and among Cosmos Finance, LLC, Cosmos Acquisition, LLC, the other Borrowers, Guarantors and Lenders (as defined therein) from time to time parties thereto, Adams Street Credit Advisors LP, as administrative agent and collateral agent and Adams Street Credit Advisors LP, as sole lead arranger and sole bookrunner (incorporated by reference to Exhibit 10.13 to the Registrant's Annual Report on Form 10-K filed on April 11, 2022).
10.10	First Amendment to Credit Agreement, dated as of February 17, 2021, by and among Cosmos Acquisition, LLC, Cosmos Finance, LLC, the other Borrowers, Guarantors and Lenders (as defined therein) from time to time parties thereto, Adams Street Credit Advisors LP, as administrative agent and collateral agent and the First Amendment Term Lenders (as defined therein) (incorporated by reference to Exhibit 10.14 to the Registrant's Annual Report on Form 10-K filed with the SEC on April 11, 2022).
10.11	Second Amendment to Credit Agreement, dated as of September 2, 2021, by and among Redwire Holdings, LLC, formerly known as Cosmos Acquisition, LLC, Redwire Intermediate Holdings, LLC, formerly known as Cosmos Finance, LLC, the other Borrowers, Guarantors and Lenders (as defined therein) from time to time parties thereto and Adams Street Credit Advisors LP, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.15 to the Registrant's Annual Report on Form 10-K filed with the SEC on April 11, 2022).
10.12	Third Amendment to Credit Agreement, dated as of March 25, 2022, by and between Redwire Holdings, LLC, the other Borrowers party thereto, the Guarantors party thereto, Adams Street Credit Advisors, LP, as Administrative Agent and as Collateral Agent and each lender party thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on March 30, 2022).
10.13+	Offer Letter, dated as of March 11, 2020, by and between Cosmos Parent, LLC and Peter Cannito (incorporated by reference to Exhibit 10.25 to the proxy statement/prospectus filed by Genesis Park Acquisition Corp. on July 6, 2021)..
10.14	Common Stock Purchase Agreement, dated April 14, 2022, by and between Redwire Corporation and B. Riley Principal Capital, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Registrant on April 14, 2022).
10.15	Registration Rights Agreement, dated April 14, 2022, by and between Redwire Corporation and B. Riley Principal Capital, LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Registrant on April 14, 2022).
10.16+	Employment Agreement, dated as of June 1, 2022, by and between Redwire Corporation and Jonathan E. Baliff (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Registrant on June 1, 2022).
10.17	Fourth Amendment to Credit Agreement, dated as of August 8, 2022, by and between Redwire Holdings, LLC, the other Borrowers party thereto, the Guarantors party thereto, Adams Street Credit Advisors, LP, as Administrative Agent and as Collateral Agent and each lender party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Registrant on August 12, 2022).

,

Exhibit Number	Description
10.18+	Investment Agreement, dated as of October 28, 2022, by and between Redwire Corporation and AE Industrial Partners Fund II, LP and AE Industrial Partners Structured Solutions I, L.P. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Registrant on November 2, 2022).
10.19+	Investment Agreement, dated as of October 28, 2022, by and between Redwire Corporation and BCC Redwire Aggregator, L.P. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Registrant on November 2, 2022).
10.20	Registration Rights Agreement, dated as of October 28, 2022, by and between Redwire Corporation and BCC Redwire Aggregator, L.P., AE Industrial Partners, Fund II LP and AE Industrial Partners Structured Solutions I, L.P. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Registrant on November 2, 2022).
10.21	Fifth Amendment to Credit Agreement, dated as of October 28, 2022, by and between Redwire Holdings, LLC, Redwire Intermediate Holdings, LLC, the other Borrowers party thereto, the other Guarantors party thereto, Adams Street Credit Advisors, LP, as Administrative Agent and as Collateral Agent and each lender party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Registrant on November 2, 2022).
10.22	Sixth Amendment to Credit Agreement, dated as of June 23, 2023 by and between Redwire Holdings, LLC, Redwire Intermediate Holdings, LLC, the other Borrowers party thereto, the other Guarantors party thereto, Adams Street Credit Advisors, LP, as Administrative Agent and as Collateral Agent and each lender party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the registrant on June 23, 2023).
10.23+	Form of Time-Based Restricted Stock Unit Award Agreement (Employee) under the Redwire Corporation 2021 Omnibus Plan (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by the Registrant on August 9, 2023).
10.24+	Form of Performance-Based Restricted Stock Unit Award Agreement (Employee) under the Redwire Corporation 2021 Omnibus Plan (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by the Registrant on August 9, 2023).
10.25	Seventh Amendment to Credit Agreement, dated as of December 22, 2023, by and among Redwire Holdings, LLC, the other Borrowers party thereto, the Guarantors party thereto, Adams Street Credit Advisors, LP, as Administrative Agent and as Collateral Agent and each lender party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 10-K filed by the registrant on December 27, 2023).
10.26	Eighth Amendment to Credit Agreement, dated as of June 18, 2024, by and among Redwire Holdings, LLC, the other Borrowers party thereto, the Guarantors party thereto, Adams Street Credit Advisors, LP, as Administrative Agent and as Collateral Agent and each lender party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the registrant on June 20, 2024).
10.27	Ninth Amendment to Credit Agreement, dated as of August 28, 2024, by and among Redwire Holdings, LLC, the other Borrowers party thereto, the Guarantors party thereto, Adams Street Credit Advisors, LP, as Administrative Agent and as Collateral Agent and each lender party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the registrant on August 29, 2024).
10.28	Voting Agreement, dated January 20, 2025, by and among Redwire Corporation, AE Red Holdings, LLC, AE Industrial Partners Fund II GP, LP, AeroEquity GP, LLC, AE Industrial Partners Fund II, LP, AE Industrial Partners Fund II-A, LP, AE Industrial Partners Fund II-B, LP, AE Industrial Partners Structured Solutions I, L.P., AE Industrial Partners Structured Solutions I GP, L.P. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the registrant on January 21, 2025).
10.29	Voting Agreement, dated January 20, 2025, by and among Redwire Corporation and Genesis Park II LP. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by the registrant on January 27, 2025).
10.30	Voting Agreement, dated January 20, 2025, by and among Redwire Corporation and BCC Redwire Aggregator, L.P. (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by the registrant on January 21, 2025).
19	Redwire Corporation Insider Trading Policy.
21	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm (KPMG LLP).
31.1	Certification of Chief Executive Officer (Principal Executive Officer) Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer (Principal Financial Officer) Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Chief Executive Officer (Principal Executive Officer) Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Chief Financial Officer (Principal Financial Officer) Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97+	Redwire Corporation Clawback Policy (incorporated by reference to Exhibit 97 to the Annual Report on Form 10-K filed by the registrant on March 20, 2024).
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

Exhibit Number	Description
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

† Schedules and exhibits to this Exhibit omitted pursuant to Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of any omitted schedule of exhibit to the SEC upon request.

+ Management or compensatory agreement or arrangement.

* The certifications furnished in Exhibit 32.1 and Exhibit 32.2 hereto are deemed to accompany this Annual Report on Form 10-K and will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that the registrant specifically incorporates it by reference.

Item 16. Form 10-K Summary

None.

,

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Redwire Corporation

Date:	March 11, 2025	By: /s/ Peter Cannito
		Name: Peter Cannito
		Title: Chief Executive Officer and Chairman
		(*Principal Executive Officer*)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENT that the undersigned officers and directors of Redwire Corporation do hereby constitute and appoint Peter Cannito and Jonathan Bailiff, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Peter Cannito Peter Cannito	Chief Executive Officer and Chairman (*Principal Executive Officer*)	March 11, 2025
/s/ Jonathan Baliff Jonathan Baliff	Chief Financial Officer and Director (*Principal Financial Officer*)	March 11, 2025
/s/ Chris Edmunds Chris Edmunds	Senior Vice President and Chief Accounting Officer (*Principal Accounting Officer*)	March 11, 2025
/s/ John S. Bolton John S. Bolton	Director	March 11, 2025
/s/ Louis R. Brothers Louis R. Brothers	Director	March 11, 2025
/s/ Les Daniels Les Daniels	Director	March 11, 2025
/s/ Michael J. Bevacqua Michael J. Bevacqua	Director	March 11, 2025

/s/ Kirk Konert	Director	March 11, 2025
Kirk Konert		
/s/ David Kornblatt	Director	March 11, 2025
David Kornblatt		
/s/ Joanne Isham	Director	March 11, 2025
Joanne Isham		

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COMPANY INFORMATION



Our Board of Directors

JONATHAN E. BALIFF
Director
Chief Financial Officer,
Redwire Corporation

■ ■

MICHAEL BEVACQUA
Director
Partner,
Bain Capital, LP

■ ■

JOHN S. BOLTON
Director
Retired President of
Honeywell International Inc.
A, C

■ ■

REGGIE BROTHERS
Director
Operating Partner,
AE Industrial Partners
A

■ ■

PETER CANNITO
Chairman of the Board of Directors
Chief Executive Officer,
Redwire Corporation

■ ■

LES DANIELS
Director
Senior Advisor,
AE Industrial Partners
N&CG*, C

■ ■

JOANNE ISHAM
Director

KIRK KONERT
Director
Managing Partner,
AE Industrial Partners
N&CG, C*

■ ■

DAVID KORNBLATT
Director
A, N&CG

Our Executive Officers

PETER CANNITO
Chairman, Chief Executive Officer

■ ■

JONATHAN E. BALIFF
Chief Financial Officer
and Director

■ ■

AARON FUTCH
Executive Vice President,
General Counsel and Secretary

■ ■

CHRIS EDMUNDS
Chief Accounting Officer

A Audit Committee
N&CG Nominating & Corporate Governance Committee
C Compensation Committee
* Denotes Chair of Committee

ANNUAL MEETING

Redwire Corporation's 2025 Annual Meeting of Stockholders will be held on May 21, 2025 at 10:00 am Eastern Time, virtually, via live audio webcast at » *virtualshareholdermeeting.com/RDW2025*

FORM 10-K ANNUAL REPORT

A copy of the Redwire Corporation Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission is available to stockholders upon written request to our Secretary, or by visiting our website at » *ir.redwirespace.com*

COMMON STOCK LISTED (RDW)

New York Stock Exchange

INVESTOR RELATIONS

8226 Philips Highway, Suite 101
Jacksonville, Florida 32256
investorrelations@redwirespace.com

TRANSFER AGENT

Continental Stock Transfer & Trust
1 State Street, 30th Floor
New York, NY 10004

PRINCIPAL EXECUTIVE OFFICES

8226 Philips Highway, Suite 101
Jacksonville, Florida 32256

2023
ANNUAL
REPORT

REDWIRE